Form 10-K, Exhibit 13
period 1996-09-30
DAMEN FINANCIAL CORP
filed 1996-12-30
CIK 947223

                                                                EXHIBIT 13
[LOGO]





                                                DAMEN FINANCIAL CORPORATION

                                                ANNUAL REPORT 1996

                                        MOVING AHEAD WITH CONFIDENCE

                                                            TABLE OF CONTENTS


Letter to Shareholders..................................................... 2
Selected Consolidated Financial Information................................ 8
Management's Discussion and Analysis.......................................10
Report of Independent Auditors.............................................22
Consolidated Financial Statements..........................................23
Notes to Consolidated Financial Statements.................................29
Board of Directors and Officers............................................44
Shareholder Information....................................................45

COMPANY PROFILE

Damen Financial Corporation was incorporated in 1995 as the holding company for Damen Federal Bank for Savings.
     Damen Federal was founded in 1916 to help the many families settling in Chicago's southwest side save and invest in new homes. Damen has remained focused to this purpose and, as a result, has performed consistently throughout its 80 year history. Despite the Great Depression, several recessions and other volatile economic times, Damen has posted a profit in all of its 80 years except four in the early eighties.
     Steadfast in its purpose, Damen has accomplished much during fiscal year 1996 to ensure that the Corporation is poised to meet the evolving needs and demands of its customers. New technology, an expanded product line and responsive customer service have laid the groundwork for future growth and profitability.
     Damen Financial Corporation is headquartered in Schaumburg, Illinois and had assets of $235 million at fiscal year-end 1996. The Company's common stock trades on the NASDAQ Stock Market under the symbol: DFIN.



FINANCIAL HIGHLIGHTS


                                             YEARS ENDED SEPTEMBER 30
(dollars in thousands)                           1996           1995
----------------------------------------------------------------------

Total Assets                                 $234,555       $232,358
Total Loans                                    91,146         87,555
Mortgage-Backed and Other Securities          136,328        119,541
Deposits                                      118,973        126,632
Borrowings                                     59,600         45,500
Net Income                                      1,780          1,375
Earnings Per Share:
  Without SAIF special assessment                 .63            .38
  With SAIF special assessment                    .49            .38
Stockholders' Equity                           52,870         55,710
Stockholders' Equity as a Percent of Assets     22.54%         23.98%

NET INCOME*

1995    1.4 million
1996    1.8 million

*FOR 12 MONTHS ENDED SEPTEMBER 30,
AFTER EFFECT OF 1996 SAIF ASSESSMENT

WE HAVE CONTINUED TO FOCUS ON SEEKING NEW OPPORTUNITIES FOR GROWTH THROUGH EXPANDED HOME RELATED LENDING PRODUCTS, THE ENHANCEMENT OF ALL OUR SERVICES AND THE EXPANSION OF OUR MARKET.

MESSAGE TO OUR SHAREHOLDERS

We are pleased to present our second annual report to shareholders. Pleased, because this report gives evidence of growing strength and success as well as promises made and promises kept. Our strength and success have been built upon our ability to focus on the things we know and do best, providing home mortgages and other related home lending products to our local communities and providing competitive services for depositors of our subsidiary, Damen Federal Bank. We also continued to focus on seeking new opportunities for growth through expanded home related lending products, the enhancement of all our services and the expansion of our market. We continue to move toward our ultimate objective of optimizing shareholder value in the corporation.
     The benchmarks that were set when we converted to a stock institution in 1995 are now being realized. We are positioned for significant progress and are moving ahead with confidence as you will see by the highlights of our most recent fiscal year ended September 30, 1996 and the other information contained in this report.
     Most significant and encouraging among our financial highlights has been our ability to operate at a profitable level. The Company's performance over the past fiscal year saw earnings from operations increase by 130% over the previous year, from $1.0 million to $2.3 million, before a government mandated special industry-wide assessment to replenish the Savings Association Insurance Fund
(SAIF). Net income for the year amounted to $1.8 million compared to $1.4 million for the previous year in spite of that special one-time assessment, which we anticipated. This increase in net income was due primarily to continued demand for our home lending products, significant non-interest income and an increase in our net interest spread.
     Our strong capital position, which was due, in part, to the proceeds from our conversion to a stock institution and the current earnings for the fiscal year just ended,


[PHOTO]

[PHOTO]


enabled us to easily absorb the SAIF assessment. The one-time SAIF assessment will ultimately have a positive effect on our earnings capability since our future premiums to the insurance fund will be substantially lower.
     Stockholders will be pleased to note that we experienced an increase in our net interest income spread, our primary source of earnings. That spread, which had been under pressure for several years, increased 5 basis points at fiscal year-end over the previous year. Continuing to increase our spread remains one of our greatest challenges.
     Other good news was that our return on average assets for the year increased to 0.97%, excluding the effect of the SAIF special assessment net of taxes. Even with the special assessment, return on average assets was 0.76%, an increase of 41% over the previous year. Our total assets also rose to $235 million, a new high. Deposits for the Bank amounted to $119.0 million at fiscal year end as compared to $126.6



EARNINGS
FROM OPERATIONS*

1995    1.0 million
1996    2.3 million

*For 12 months ended September 30,
before the 1996 SAIF special assessment
and 1995 unrealized losses of securities net of tax effect.




INTEREST RATE
SPREAD*


1995    1.65%
1996    1.70%

*as of September 30

OUR STRONG CAPITAL POSITION HAS ENABLED US TO ACQUIRE NEW TOOLS TO SERVE OUR CURRENT AND POTENTIAL CUSTOMER BASE EVEN MORE EFFICIENTLY AND PROFITABLY.


million the previous year. As the stock market continued on its "bullish" course, many traditional depositors across the nation switched part of their savings to riskier but seemingly more lucrative mutual funds and stocks. While this caused a deposit drain through much of the banking business, we were pleased to have retained a high level of customer deposits. It indicates that we have remained competitive in the market and that our insured accounts remain an important part of the investment portfolios of our customer base.
     Damen Financial Corporation remains well capitalized. All government standards for capital have been easily met by Damen Federal. Requirements for risk-based capital, core capital and tangible capital are set at 8.0%, 3.0% and 1.5%, respectively. Damen Federal's capital ratios ended the fiscal year at 49.0%, 16.5% and 16.5%, respectively.
     As of September 30, 1996 stockholder's equity amounted to $52.9 million, a decrease of $2.8 million from the $55.7 million at the end of fiscal year 1995. We had promised that our capital would be used to ultimately enhance stockholder value. To accomplish that goal, we initiated several actions. The Company declared a quarterly dividend of $.06 per share in each of the last two quarters of fiscal 1996. We obtained a waiver from the Office of Thrift Supervision
(OTS) to repurchase stock from the open market prior to the time period allowed by regulators. We, then, repurchased $2.3 million of stock that was retired as treasury stock, thus creating a positive effect on shareholder value. An additional $1.9 million of stock was purchased for our Recognition and Retention Plan.
     Of even greater importance to our future viability was the ability to upgrade our systems and services. Automatic Teller Machines were installed at our Schaumburg and Burbank offices, a service very much requested by our customers. Our affiliation with the Cash Station(R) and Cirrus(R) networks will enable people from a much broader geographic


[PHOTO]

[PHOTO]

area to access our services and will be a further incentive in attracting new deposits, especially profitable checking accounts.
     A new computer system was also incorporated into our operations during 1996. The new technology integrates all our previous systems and has enabled us to operate more efficiently and effectively. Not only does it provide us with quicker response time and greater accuracy for transactions, but it is a powerful marketing tool. It has the potential to utilize customer data to provide information that will enable us to more efficiently and profitably serve the people who are our most important market, our current customer base.
     The software programs now available with the new computer system have also enabled us to expand our product line. We have introduced statement savings accounts which qualify for ATM usage as well as a Home Equity Line of Credit. These new accounts and services are expected to add to our revenue and are also incentives for



BANK CAPITAL
RATIOS*



                                        Required
                                        Minimum
                        Damen Rates     Ratios
Risk-based capital          8.0           49.0
Core capital                3.0           16.5
Tangible capital            1.5           16.5


*as a percentage of total assets
at September 30, 1996

ONE BENCHMARK OF OUR SUCCESS IS THE QUALITY AND SOUNDNESS OF OUR LOAN PORTFOLIO. OUR COMMUNITY-BASED LENDING PROGRAMS HAVE HELPED US REMAIN SAFE, SECURE AND PROFITABLE.


potential customers to consider Damen Federal Bank.
     Strong capital has made all this possible and puts us in a position to remain forward thinking. It lets us be planners instead of plodders. We will not rest on our laurels but will continue to move ahead with a great deal of confidence.
     While much of our concentration this past year has been on the bottom line, we have not forgotten who we are and the commitments we have to our customers and the communities we serve, as well as our commitment to our shareholders. In fulfilling those commitments we continued to provide funds for home mortgages to qualified families and individuals. Over 220 first mortgage home loans were added to our loan portfolio during the fiscal year ended September 30, 1996. The home mortgages were, for the most part, made on properties within our primary market communities. At fiscal year-end, our total loan portfolio amounted to $91.1 million.
     The quality and soundness of that portfolio continued in a strong position. Loans delinquent two months or more remained at a very low level of .16% of total assets. Non-performing assets, another barometer of asset quality, amounted to $351,000, or .15% of total assets at September 30, 1996. Non-performing assets include any asset on which we are receiving no interest, such as loans 90 days or more delinquent, foreclosures and loans in process of foreclosure. It continues to be our practice to set aside reserves as a safety net for unexpected loan difficulties. A provision of $70,000 was provided for the fiscal year-ended September 30, 1996, giving us an ample $345,000 in loan loss reserves. Our community based lending programs have helped us remain safe, secure and profitable.
     The past year has certainly been a busy year, a year of getting things done. And yes, we are moving ahead with confidence, heading in the right direction on behalf of our stockholders and their investment in Damen Financial Corporation. In the coming year, we will direct our



[PHOTO]

[PHOTO]

efforts toward further utilizing our new computer technology in developing greater customer relationships. Cross-selling of our newly developed lending products to our customer base will be important to the continued growth of income. We will, of course, continue in our efforts to maintain our credit quality and to exercise control over expenditures.
     We believe that we have the people, products, capital and management direction to keep Damen Financial Corporation moving ahead. The challenges remain substantial, but we are well-poised to meet them head-on. We shall do everything in our power to justify your continued confidence and support.

[PHOTO]

Mary Beth Poronsky Stull

Mary Beth Poronsky Stull
Chairman of the Board
and President
Damen Financial Corporation



LOAN PORTFOLIO

1995    88 MILLION
1996    91 MILLION


NON-PERFORMING
ASSETS*

1995    .03%
1996    .15%

*assets on which we receive no interest
As a percentage of total assets.

SELECTED CONSOLIDATED FINANCIAL INFORMATION


                                    SEPTEMBER 30          SEPTEMBER 30                      NOVEMBER 30
(in thousands)                              1996               1995(1)       1994       1993       1992
-------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL
CONDITION DATA

Total assets                            $234,555              $232,358   $190,643   $183,001   $176,558
Loans receivable, net                     91,146                87,555     88,225     84,814     78,547
Mortgage-backed securities                88,098                82,192     67,742     65,262     69,061
Tax-exempt securities                     24,905                20,478     16,711     12,810     11,457
Investment securities                     23,325                16,871     11,483     13,446     12,147
Deposits                                 118,973               126,632    126,210    126,586    136,601
Borrowings                                59,600                45,500     44,000     36,000     21,009
Total equity                              52,870                55,710     17,874     17,406     15,096




                                       YEAR ENDED     TEN MONTHS ENDED
                                     SEPTEMBER 30         SEPTEMBER 30           YEAR ENDED NOVEMBER 30
(in thousands)                     1996      1995     1995(1)     1994       1994       1993       1992
-------------------------------------------------------------------------------------------------------
SELECTED OPERATIONS DATA

Total interest income           $16,661   $14,029    $11,851  $ 10,555   $ 12,723   $ 13,576   $ 14,467
Total interest expense            9,672     9,397      7,997     6,234      7,632      7,784      9,365
                                -----------------------------------------------------------------------
    Net interest income           6,989     4,632      3,854     4,321      5,091      5,792      5,102
Provision for loan losses            70       163        163                                         29
                                -----------------------------------------------------------------------
Net interest income after
  provision for loan losses       6,919     4,469      3,691     4,321      5,091      5,792      5,073
Fees and service charges            109        77         69        54         72        129        118
Gain (loss) on sales of
  mortgage-backed securities
  and investment securities          84        (6)         3        48         40        483        543
Unrealized gain (loss) on
  mortgage-backed securities
  and investment securities
  held-for-sale                              (892)                (645)    (1,537)
Other non-interest income            74        82         66        83         97        143        180
                                -----------------------------------------------------------------------
Total non-interest income           267      (739)       138      (460)    (1,328)       755        841
Total non-interest expense        5,243     3,610      3,032     2,583      3,167      3,383      3,279
                                -----------------------------------------------------------------------
Income before taxes and change
  in accounting principles        1,943       120        797     1,278        596      3,164      2,635
Income tax (provision)
  benefit                          (163)      348        108      (277)       216       (860)      (760)
Cumulative effect of change
  in accounting for securities
  available-for-sale, net of
  tax effect                                  907        907
Cumulative effect of change in
  accounting for income taxes                                     (253)      (253)
                                -----------------------------------------------------------------------
Net income                      $ 1,780   $ 1,375    $ 1,812  $    748   $    559   $  2,304   $  1,875
                                =======================================================================

(1)During 1995, the Company changed its fiscal year end from November 30 to September 30.

SELECTED FINANCIAL RATIOS AND OTHER DATA:







                                                                         AT OR FOR           AT OR FOR
                                                                    THE YEAR ENDED    TEN MONTHS ENDED            AT OR FOR THE
                                                                      SEPTEMBER 30        SEPTEMBER 30  YEAR ENDED NOVEMBER 30
                                                                1996          1995   1995(1)      1994     1994    1993    1992
-------------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL RATIOS
AND OTHER DATA

Performance Ratios:
  Return on average assets (ratio of net income to
    average total assets)(2)(3)                                  .76%(5)      .69%      .54%      .52%     .30%   1.28%   1.09%
 Return on average stockholders' equity
   (ratio of net income to average retained
   earnings)(2)(3)                                              3.21 (6)     6.75      4.83      5.27     3.12   14.15   13.34
 Efficiency ratio(7)                                           61.11        75.35     76.02     57.94    60.20   55.79   60.72
 Interest rate spread information:
   Average during period                                        1.80         1.89      1.82      2.48     2.42    2.92    2.55
   End of period                                                1.70         1.65      1.65      2.08     1.94    2.69    2.83
 Net interest margin(4)                                         3.07         2.41      2.37      2.91     2.84    3.32    3.00
 Ratio of operating expense to average
   total assets(2)                                              2.23         1.82      1.81      1.69     1.71    1.88    1.91
 Ratio of average interest-earning assets
   to average interest-bearing liabilities                      1.30X        1.11x     1.11x     1.10x    1.10x   1.09x   1.08x
Per Share Information:
  Book value per share outstanding                             14.02        14.04     14.04        N/A      N/A     N/A     N/A
  Earnings per share - primary                                   .49          .38       .50        N/A      N/A     N/A     N/A
  Earnings per share - fully diluted                             .49          .38       .50        N/A      N/A     N/A     N/A
  Dividends declared per share                                   .12                               N/A      N/A     N/A     N/A
Quality Ratios:
  Non-performing assets to total assets at
    end of period                                                .15          .03       .03       .06      .06     .09    1.27
  Allowance for loan losses to
    non-performing loans                                       98.42       420.71    420.71    108.13   108.13   80.20   78.65
  Allowance for loan losses to loans
    receivable, net                                              .38          .31       .31       .14      .14     .15     .16

Capital Ratios:
  Stockholders' equity to total assets
   at end of period                                            22.54        23.98     23.98      9.67     9.38    9.51    8.55
 Average stockholders' equity to
   average assets                                              23.63        10.26     11.16      9.77     9.64    9.04    8.19

Other Data:
  Number of full-service offices                                   3            3         3         3        3       3       3


(1) During 1995, the Company changed its fiscal year end from November 30 to September 30.
(2) Ratios for the ten month period have been annualized.
(3) Calculated prior to cumulative effect of change in accounting for securities available-for-sale. For the ten months ended September 30, 1995, the Company's return on average assets and return on average equity would have been .99% and 8.87%, respectively, if calculated to include the cumulative effect of change in accounting.
(4) Net interest income divided by average interest earning assets.
(5) Return would have been .97% if calculated without regard to SAIF assessment.
(6) Return would have been 4.12% if calculated without regard to SAIF assessment.
(7) Non-interest expense, excluding SAIF special assessment, divided by net interest income plus other income except for gains and losses on investments available-for-sale and unrealized gains and losses on securities held-for-sale.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION


ORGANIZATION AND HISTORY

On September 29, 1995, Damen Federal Bank for Savings (the "Bank") converted from a federally chartered mutual savings bank to a federally chartered stock savings bank (the "Conversion"). In connection with the Conversion, the Bank sold all of its common stock to Damen Financial Corporation (the "Company") and concurrently the Company issued 3,967,500 shares of Common Stock at $10.00 per share. The Company is incorporated under the laws of the state of Delaware and is authorized to do business in the State of Illinois, and generally is authorized to engage in any activity that is permitted by the Delaware General Corporation Law. As part of the Conversion, approximately 50% of the net proceeds, or $19.2 million was used to purchase the stock of the Bank.
     Damen Federal Bank for Savings was organized in 1916 to serve a primarily Slovak community from an office established near 51st Street and South Damen Avenue, on the south side of Chicago. This office has served the community with uninterrupted service since 1916. In 1972 a branch office was opened in Schaumburg, Illinois, a northwest suburb of Chicago. The Schaumburg office is now designated as the "main office". In 1991 a branch office was opened in Burbank, Illinois, a southwest suburb of Chicago. All offices are "full-service" facilities.

GENERAL

The Company conducts no significant business other than holding investment securities and holding the common stock of its subsidiary, the Bank. All references to the Company include the Bank and its subsidiary, Dasch, Inc., unless otherwise indicated.
     The business of the Company consists primarily of the business of the Bank. Damen Federal Bank for Savings is principally engaged in attracting deposits from the general public and using such deposits, together with other funds, to originate primarily fixed rate one-to four-family residential mortgages and, to a much lesser extent, multi-family, commercial real estate and deposit loans primarily in its market area. The Bank also invests in mortgage-backed securities, U.S. Government and Agency securities, tax exempt securities and other investments.
     The Company's results of operations are dependent primarily on net interest income, which is the difference between the interest earned on loans, mortgage-backed securities and other investments, and its cost of funds, consisting of interest paid on deposits and borrowings. In addition, the Company's operating results are affected by loan fees, service charges, other income and operating expenses which primarily consist of employee compensation and benefits, occupancy expense, advertising, federal insurance premiums and other general and administrative expenses.
     The operations of the Company are significantly influenced by general economic conditions and by policies of financial institution regulatory agencies, including the OTS and FDIC. The Company's cost of funds is influenced by interest rates on competing investments and general market interest rates. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financings may be offered.
     The Bank's basic mission is to provide quality financial products and services in an efficient and caring manner in the communities it serves, and in so doing, create growth opportunities and value to its shareholders. In order to enhance shareholder value, the Company will strive to maintain strength and flexibility through high capital ratios, maintain the Company's high asset quality, increase the Company's net interest rate spread, control operating expenses and increase efficiency. The Company will consider expanding products and services where feasible and beneficial.
     Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the financial statements and accompanying notes.

FINANCIAL CONDITION

SEPTEMBER 30, 1996 COMPARED TO SEPTEMBER 30, 1995. Total assets increased $2.2 million to $234.6 million as of September 30, 1996 from $232.4 million as of November 30, 1995. Loans receivable and most categories of investments increased as proceeds from the stock conversion in September 1995 were deployed into loans and longer term investments, thereby reducing cash and interest-bearing deposits by $19.2 million. Investment securities held to maturity increased $687,000 to $1.8 million at September 30, 1996 from $1.1 million at September 30, 1995 due to additional investments of $785,000 less repayments. Investment securities available-for-sale increased $9.6 million to $43.3 million from $33.7 million due to purchases of $19.6 million, less maturities and sales of $9.7 million and a net decrease in market value of $298,000. Mortgage-backed securities held to maturity decreased $7.0 million to $35.5 million from $42.5 million due primarily to repayments. Mortgage-backed securities available-for-sale increased $12.9 million to $52.6 million as of September 30, 1996 from $39.7 million as of September 30, 1995, which was the result of purchases of $23.0 million exceeding repayments of $8.4 million and sales of $1.0 million and a net decrease in market value of $748,000. Purchases of mortgage-backed securities included $8.6 million of adjustable rate securities purchased to help reduce interest rate sensitivity. Loans receivable increased by $3.6 million to $91.1 million at September 30, 1996 from $87.5 million at September 30, 1995 due primarily to new loans disbursed of $19.8 million exceeding loan repayments during the year.
     Deposits decreased by $7.6 million to $119.0 million at September 30, 1996 from $126.6 million at September 30, 1995 due to net withdrawals of $12.8 million exceeding interest credited, as depositors sought higher returns on other investment products. Borrowings from the Federal Home Loan Bank of Chicago increased by $14.1 million to $59.6 million at September 30, 1996 from $45.5 million at September 30, 1995. Longer term borrowed money (terms over two years) increased by $2 million while shorter term borrowings increased by $12.1 million. The proceeds were used primarily to offset net savings withdrawals, and to a lesser extent, to fund loans and investments.
     Stockholders' equity decreased by $2.8 million to $52.9 million at September 30, 1996 from $55.7 million at September 30, 1995, due primarily to the acquisition of stock for the previously unfunded Recognition and Retention Plan at a cost of $1.9 million, an increase in net unrealized market losses on investments available-for-sale, net of taxes, of $619,000 and the acquisition of treasury shares at a cost of $2.3 million. In addition, the Company declared cash dividends of twelve cents per share during the year ended September 30, 1996, which reduced stockholders' equity by $464,000. At September 30, 1996, book value per share was $14.02 compared to $14.04 at September 30, 1995.


SEPTEMBER 30, 1995 COMPARED TO NOVEMBER 30, 1994. Total assets increased $41.8 million to $232.4 million as of September 30, 1995 from $190.6 million as of November 30, 1994. This increase was due primarily to a $19.7 million increase in interest earning deposits to $19.9 million at September 30, 1995 from $.2 million at November 30, 1994. This increase was due to proceeds from the stock sale at September 29,1995 not yet being fully deployed. In addition, mortgage-backed securities increased $14.5 million to $82.2 million as of September 30, 1995 from $67.7 million as of November 30, 1994, which was the result of purchases exceeding repayments and sales and an increase in market value of $1.5 million. Purchases of mortgage-backed securities totaled $21.9 million and consisted primarily of adjustable rate securities in order to reduce interest rate sensitivity. Also, investment securities increased $5.4 million to $16.9 million at September 30, 1995 from $11.5 million at November 30, 1994, as purchases exceeded sales and maturities. Investments in tax-exempt securities increased $3.8 million to $20.5 million at September 30, 1995 from $16.7 million as of November 30, 1994 due to purchases of $2.8 million and unrealized gains of $1.0 million. Such investments were attractive to the Bank in view of its loss of eligibility (as a result of its high capital) to use the percentage of taxable income method of calculating its bad debt deductions for federal income tax purposes. Loans receivable decreased by $670,000 to $87.5 million at September 30, 1995 from $88.2 million at November 30, 1994, due primarily to loan repayments exceeding new loans of $12.3 million during the ten month period.
     Deposits increased by $422,000 to $126.6 million at September 30, 1995 from $126.2 million at November 30, 1994 due to interest credited exceeding net withdrawals of $3.4 million, as depositors sought higher returns on other investment products, including Damen Financial Corporation stock. Borrowings from the Federal Home Loan Bank of Chicago increased by $1.5 million to $45.5 million at September 30, 1995 from $44.0 million at November 30, 1994. Longer term borrowed money (terms over two years) increased by $4 million while shorter term borrowings decreased by $2.5 million, in part to reduce interest rate risk.
     Total equity increased by $37.8 million to $55.7 million at September 30, 1995 from $17.9 million at November 30, 1994. This increase was primarily due to net proceeds from the sale of the Company's stock of $38.3 million less $3.2 million of stock acquired by the ESOP. In addition, the increase was due to earnings of $1.8 million, and the adjustment (net of taxes) of securities available- for-sale to market of $2.0 million, which were partially offset by the initial effect of adapting SFAS 115, resulting in a one-time charge to equity of $1.1 million, net of tax effect.

ASSET/LIABILITY MANAGEMENT

The Company's profitability is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest-earning assets, such as loans and investments, and its interest expense on interest-bearing liabilities, such as deposits and borrowings. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market rates of interest could adversely affect net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could result in a decrease in net interest income. Finally, a flattening of the "yield curve" (i.e., a decline in the difference between long and short-term interest rates), could adversely impact net interest income to the extent that the Company's assets have a longer average term than its liabilities.
     In an attempt to manage its exposure to changes in interest rates, management monitors the Company's and the Bank's interest rate risk. Since the late 1980s, the Bank's Investment - Asset/Liability Committee has met monthly to review the Bank's interest rate risk position and profitability and to make recommendations for adjustments to the Bank's Board of Directors. Management also reviews the Company's and the Bank's portfolios, formulates investment strategies and oversees the timing and implementation of transactions to assure attainment of the Board's objectives in the most effective manner.
     Until 1990, the Bank's interest rate monitoring efforts were focused primarily on an analysis of the difference or "gap" between the amounts of its assets and liabilities repricing during specific time periods. However, beginning in 1991, the Bank also began to focus on a "Net Portfolio Value" analysis (described on the next page) in order to avoid distortions in gap analysis that could be caused by changes in mortgage loan prepayment speeds and changes in the relationship between long and short-term interest rates.
     In managing its asset/liability mix, and depending on the relationship between long and short-term interest rates, market conditions and consumer preference, and in view of its substantial capital position, Damen may place more emphasis on managing net interest margin than on better matching the interest rate sensitivity of its assets and liabilities in an effort to enhance net interest income. Management believes that the increased net interest income resulting from a mismatch in the maturity of its asset and liability portfolios can, during periods of declining or stable interest rates and "positively sloped" yield curves, provide high enough returns to justify the increased exposure to sudden and unexpected increases in interest rates. However, in view of the above, the Bank's results of operations and net portfolio values remain vulnerable to increases in interest rates and to declines in the difference between long and short-term interest rates.
     To the extent consistent with its interest rate spread objectives and market conditions, the Bank attempts to manage its interest rate risk and has taken several steps in this regard. First, a significant portion of the Bank's recent mortgage-backed and related securities acquisitions have been of securities having adjustable interest rates or anticipated average lives of five years or less. As of September 30, 1996, the Bank had $68.2 million of adjustable rate and/or short or intermediate anticipated term (average life projected to be five years or less) mortgage-backed and related securities. Second, the Bank has devoted a portion of its investment securities to instruments having short or intermediate (five years or less) terms. As of September 30, 1996, the Bank had $17.9 million in investment securities maturing in five years or less. Third, the Bank has devoted a portion of its borrowing activity to indebtedness having terms of three years or more. At September 30, 1996, the Bank had $18.0 million of borrowed money due after September 30, 1999. Fourth, a portion of the Bank's deposits consists of passbook accounts, which are considered by management to be somewhat more resistant to interest rate changes than most other types of accounts, and certificates of deposit, having maturities of three years or more. As of September 30, 1996, the Bank had $20.4 million of passbook accounts and $6.1 million of certificates of deposit due after September 30, 1999. Also, although the Bank does not make adjustable-rate loans due to competitive factors, Damen's fixed-rate lending program is focused on loans with terms of 15 years or less. At September 30, 1996, the Bank had mortgage loans with principal balances of $80.4 million or 86.2% of mortgage loans with original terms of 15 years or less.
     Net Portfolio Value ("NPV") analysis provides a quantification of interest rate risk. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an immediate and sustained 200 basis point change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2.0% of the present value of its assets. A current OTS proposal would require that most thrift institutions with greater than "normal" interest rate exposure take a deduction from their total capital available to meet their risk-based capital requirement. The amount of the proposed deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2.0% of the present value of its assets. Savings institutions, however, with less than $300 million in assets and a total capital ratio in excess of 12%, would be exempt from this requirement unless the OTS determines otherwise.
     At September 30, 1996, 2.0% of the present value of the Bank's assets was approximately $4.4 million, which was less than $10.8 million, the decrease in NPV resulting from a 200 basis point change in interest rates. As a result, if the rule were in effect and were applicable to Damen, the Bank would have been required to make a $3.2 million deduction from total capital in calculating its risk-based capital requirement, although the Bank's capital would have remained far in excess of regulatory minimums.
     Presented in the next column, as of September 30, 1996, is an analysis of the Bank's estimated interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in interest rates, up and down 400 basis points in 100 point increments.


                               NET PORTFOLIO VALUE
   ASSUMED CHANGE
IN INTEREST RATES  $AMOUNT      $CHANGE   % CHANGE
---------------------------------------------------
(basis points)    (dollars in thousands)


            + 400  $15,997   $(21,503)        (57)%
            + 300   21,264    (16,236)        (43)
            + 200   26,676    (10,823)        (29)
            + 100   32,148     (5,352)        (14)
                0   37,499
            - 100   42,375      4,876          13
            - 200   46,206      8,707          23
            - 300   49,586     12,087          32
            - 400   53,251     15,752          42


     As noted above, the market value of the Bank's net assets would be anticipated to decline significantly in the event of certain designated increases in interest rates. For instance, in the event of a 200 basis point increase in interest rates, NPV is anticipated to fall by $10.8 million or 29%. On the other hand, a decrease in interest rates is anticipated to cause an increase in NPV.
     Certain assumptions utilized by the OTS in assessing the interest rate risk of thrift institutions were employed in preparing the previous table. These assumptions related to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under the various interest rate scenarios. It was also assumed that delinquency rates would not change as a result of changes in interest rates although there can be no assurance that this would be the case. In the event that interest rates change to the designated levels, there can be no assurance that the Bank's assets and liabilities would perform as set forth above. In addition, a change in Treasury rates to the designated levels accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to the NPV than indicated above.
     During the last several years, the Board has determined to reduce the level of tolerated interest rate risk as measured by the Bank's interest rate sensitivity gap and, beginning in 1991, by the changes to its NPV based upon specified interest rate shocks. The actual and targeted levels of tolerated interest rate risk are reviewed on a quarterly basis and are subject to change depending on economic and competitive factors. The level of interest rate risk in the NPV table set forth above as of September 30, 1996, is within the Bank's current guidelines for tolerated interest rate risk.

LIQUIDITY AND CAPITAL RESOURCES

Damen's principal sources of funds are deposits and borrowings, amortization and prepayment of loan principal and mortgage-backed securities, maturities of investment securities and operations. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan repayments are more influenced by interest rates, floors and caps on loan rates, general economic conditions and competition. Damen generally manages the pricing of its deposits to be competitive and increase core deposit relationships. However, management has from time to time decided not to pay deposit rates that are as high as those of its competitors and, when necessary, to supplement deposits with longer term and/or less expensive alternative sources of funds.
     Federal regulations require Damen to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows and is currently 5% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. Government, government agency and corporate securities and other obligations generally having remaining maturities of less than five years. Damen has historically maintained its liquidity ratio for regulatory purposes at levels in excess of those required. At September 30, 1996, Damen's liquidity ratio for regulatory purposes was 8.36%.
     The Bank's most liquid assets are cash and cash equivalents, which consist of short-term highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash and interest-bearing deposits. The level of these assets is dependent on the Bank's operating, financing and investing activities during any given period. At September 30, 1996 and 1995, cash and cash equivalents totaled $1.2 million and $20.4 million, respectively. The significant decrease was due to the proceeds from the sale of the Company's stock being fully deployed.
     Operating activities provided positive cash flows for the year ended September 30, 1996, the ten months ended September 30, 1995 and the fiscal year ended November 30, 1994.
     The primary investing activities of Damen are originating loans and purchasing mortgage-backed and investment securities. During the year ended September 30, 1996, the ten months ended September 30, 1995 and the fiscal year ended November 30, 1994, the Bank's loan originations totaled $19.5 million, $12.3 million and $19.9 million, respectively. Purchases of mortgage-backed and investment securities totaled $43.5 million during the year ended September 30, 1996, $32.2 million for the ten months ended September 30, 1995 and $47.8 million during the fiscal year ended November 30, 1994, respectively. A substantial portion of loan originations and purchases of mortgage-backed securities and other investments were funded by proceeds from the sale of the Company's stock, loan repayments and the maturity or sale of securities.
     The primary financing activities of Damen are deposits and borrowings.
For the year ended September 30, 1996, deposits decreased $7.6 million due to net withdrawals of approximately $12.8 million exceeding interest credited of $5.2 million. During the ten months ended September 30, 1995, deposits increased $422,000 due to interest credited of approximately $3.9 million exceeding net withdrawals of $3.4 million. During the fiscal year ended November 30, 1994, the Bank experienced a decrease in deposits of $375,000 due primarily to disintermediation. During the fiscal year ended September 30, 1996, the ten months ended September 30, 1995 and the fiscal year ended November 30, 1994, the Bank's net (proceeds less repayments) financing activity with the FHLB totaled $14.1 million, $1.5 million and $8.0 million, respectively.
     Liquidity management is both a daily and long-term responsibility of management. Damen adjusts its investments in liquid assets based upon management's assessment of (i) expected loan demand, (ii) expected deposit flows, (iii) yields available on interest-earning deposits and investment securities, and (iv) the objectives of its asset/liability management program. Excess liquidity generally is invested in interest-earning overnight deposits and short and intermediate-term U.S. Government and agency obligations and mortgage-backed securities of short duration. If Damen requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the FHLB of Chicago.
     Damen anticipates that it will have sufficient funds available to meet current loan commitments. At September 30, 1996, Damen had outstanding loan commitments totaling $591,000.
     Damen is subject to various regulatory capital requirements imposed by the OTS. At September 30, 1996, Damen was in compliance with all applicable capital requirements on a fully phased-in basis. See Note 16 of the Notes to the Consolidated Financial Statements for a reconciliation of equity capital of the Bank to regulatory capital.

RESULTS OF OPERATIONS

The Bank's results of operations depend primarily upon the level of net interest income, which is the difference between the interest income earned on its interest-earning assets such as loans and investments, and the costs of the Bank's interest-bearing liabilities, primarily deposits and borrowings. Results of operations are also dependent upon the level of the Bank's non-interest income, including fee income and service charges, and affected by the level of its non-interest expenses, including its general and administrative expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them, respectively.


COMPARISON OF OPERATING RESULTS FOR THE YEAR ENDED SEPTEMBER 30, 1996 AND 1995


GENERAL. Net income for the year ended September 30, 1996 totaled $1.8 million, an increase of $405,000 from net income of $1.4 million for the year ended September 30, 1995. The increase was due primarily to an increase in net interest income of $2.4 million and a reduction in the provision for loan losses of $93,000, partially offset by an increase in non-interest expense of $1.6 million (including the $860,000 SAIF special assessment) and an increase in income taxes of $511,000.


NET INTEREST INCOME. Net interest income increased $2.4 million to $7.0 million for the year ended September 30, 1996 from $4.6 million for the same period in 1995. Interest income increased $2.6 million due to increases in average interest earning assets to $227.8 million from $192.2 million due to proceeds from the September 1995 stock conversion being deployed and an increase in the weighted average yield to 7.31% during the 1996 period from 7.30% during the 1995 period. The increase in interest income was partially offset by an increase in interest expense of $275,000 to $9.7 million for the year ended September 30, 1996 from $9.4 million for the previous year. The increase was the result of an increase in average savings and borrowings in the year ended September 30, 1996, as well as an increase of ten basis points in the average cost of funds to 5.51% from 5.41% the previous year. The increase in the net interest margin during the year was due primarily to a significant increase in the ratio of interest earning assets to interest-bearing liabilities as the result of the stock conversion in September 1995.


INTEREST INCOME. Interest income increased $2.6 million to $16.6 million for the year ended September 30, 1996 from $14.0 million for the prior year. This increase was due primarily to an increase in the interest earned on mortgage-backed securities of $1.4 million caused by a $15.0 million increase in the average outstanding balance of mortgage-backed securities, as well as an increase in the average yield on these securities to 6.91% from 6.42% as a result of adjustable rate mortgage-backed securities resetting at higher rates during the year and a greater proportion of higher yielding fixed-rated securities. Interest on tax-exempt securities increased $472,000 as the average outstanding balance of these securities increased to $23.3 million from $17.5 million, and the yield increased to 6.35% for the year ended September 30, 1996 from 5.77% for the prior year. Also, interest on investment securities increased $556,000 as the average balance increased by $13.0 million, but was partially offset by a decrease in the average yield to 6.31% from 8.61%. The average yield on loans increased by seven basis points to 8.26% from 8.19% as new higher yielding fixed-rate loans replaced lower yielding fixed-rate loans and the average outstanding balance increased by $1.5 million.


INTEREST EXPENSE. Interest expense increased $275,000 to $9.7 million for the year ended September 30, 1996 from $9.4 million for the prior year. Interest on deposits decreased $101,000 as average interest-bearing deposits decreased $5.3 million to $123.5 million for the year ended September 30, 1996 from $128.8 million for the prior year. The cost of savings increased to 5.21% from 5.07% due primarily to maturing certificates renewing at higher rates, especially earlier in the year. Also, due in part to the increase in general interest rates, the proportion of the Bank's deposits consisting of non-certificate accounts declined, thus contributing to the increase in the Bank's cost of funds. Interest expense on borrowed money increased $376,000 as the average balance of borrowings from the FHLB of Chicago increased $7.0 million to $52.0 million for the year ended September 30, 1996 from $45.0 million for the prior year, partially offset by a decline in the cost of borrowings to 6.25% from 6.37% due primarily to a greater concentration of shorter term advances than in the previous year.

PROVISION FOR LOAN LOSSES. The provision for loan losses decreased to $70,000 for the year ended September 30, 1996 from $163,000 for the prior year. The provision is based upon management's review of the loan portfolio by property type and delinquency status. There were no significant individual loans which contributed to the increase in the allowance, and there were no regulatory requests for additional provisions for loan losses during the year ended September 30, 1996 and 1995.


OTHER INCOME. Other income increased $1.0 million for the year ended September 30, 1996. The increase was primarily the result of a decrease of $892,000 in unrealized losses on securities held-for-sale as Damen adopted SFAS 115 effective December 1, 1994 and thereafter no longer charged unrealized losses on securities available-for-sale to operations. The cumulative effect of the change of this accounting principle, net of tax, resulted in a one-time $907,000 credit to earnings. Other income increased due to an increase of $90,000 in net gains on mortgage-backed securities available-for-sale.


OTHER EXPENSES. Other expenses increased $1.6 million to $5.2 million for the year ended September 30, 1996 from $3.6 million for the prior year primarily due to the SAIF special assessment of $860,000. Also, compensation related expenses increased $410,000 due to normal increases in salaries and the additional costs of ESOP and RRP benefit plans. Occupancy expenses increased $22,000 during the year ended September 30, 1996 due primarily to an increase in real estate taxes. Legal, audit, and examination expenses increased $136,000 during the year ended September 30, 1996 primarily as a result of becoming a public company in September 1995. Advertising expense increased $110,000 to $458,000 for the year ended September 30, 1996 due primarily to additional costs of operating as a public company.


PROVISION FOR INCOME TAXES. The provision for income taxes increased to $163,000 for the year ended September 30, 1996 from a benefit of $348,000 for the prior year. This increase was due to an increase of $1.8 million in pre-tax income to $1.9 million for the year ended September 30, 1996 from $120,000 for the prior year. The Company realized a tax reduction due to tax exempt income and low-income housing tax credits.

COMPARISON OF OPERATING RESULTS
FOR THE TEN MONTHS ENDED SEPTEMBER 30,
1995 AND 1994

GENERAL. Net income for the ten months ended September 30, 1995 totaled $1.8 million, an increase of $1.1 million from net income of $748,000 for the ten months ended September 30, 1994. The increase was primarily the result of a decrease in unrealized losses of $645,000 in securities held-for-sale and a change in accounting for income tax under SFAS 109 of $253,000, plus a reduction of income tax expense of $385,000. These increases in net income were partially offset by a decrease of $467,000 in net interest income, an increase in the provision for loan losses of $163,000 and an increase in non-interest expense of $449,000.

NET INTEREST INCOME. Net interest income decreased $470,000 to $3.8 million for the ten months ended September 30, 1995 from $4.3 million for the same period in 1994. Interest income increased $1.3 million due to increases in all categories of average interest earning assets, and an increase of 19 basis points in the weighted average yield to 7.29% during the 1995 period from 7.10% during the 1994 period. The increase in interest income was more than offset by an increase in interest expense of $1.8 million to $8.0 million for the ten months ended September 30, 1995 from $6.2 million for the ten months ended September 30, 1994. The increase was the result of an increase in average savings and borrowings in the 1995 period, as well as an increase of 85 basis points in the average cost of funds to 5.47% from 4.62%. The decrease in net interest income was due primarily to a flattening of the yield curve during the ten month period ended September 30, 1995.


INTEREST INCOME. Interest income increased $1.3 million to $11.9 million for the ten months ended September 30, 1995 from $10.6 million for the ten months ended September 30, 1994. This increase was primarily due to an increase in the interest earned on mortgage-backed securities of $1.1 million caused by an increase of $9.9 million in the average outstanding balance of mortgage-backed securities, as well as an increase in the average yield on these securities to 6.53% from 5.49%. Also, interest on tax-exempt securities increased $154,000 as the average outstanding balance of these securities increased to

$17.8 million from $15.2 million, and the yield increased to 6.44% for the ten months ended September 30, 1995 from 6.32% for the ten months ended September 30, 1994. Also, interest on investment securities increased $108,000 as the average balance increased by $2.5 million, but was partially offset by a decrease in the average rate to 6.75% from 7.12%. The average yield on loans decreased by 25 basis points to 8.20% as higher yielding fixed-rate loans were replaced by lower yielding fixed-rate loans.

INTEREST EXPENSE. Interest expense increased $1.8 million to $8.0 million for the ten months ended September 30, 1995 from the $6.2 million for the ten months ended September 30, 1994. Interest on deposits increased $1.1 million as average interest-bearing deposits increased $3.5 million to $129.4 million for the ten months ended September 30, 1995 from $125.8 million for the ten months ended September 30, 1994, and the cost of savings increased to 5.15% from 4.28% because of an across the board increase in deposit rates (including those on passbook and NOW accounts) caused by a rise in general interest rates and because the Bank implemented a major marketing initiative to increase its nine to twenty-four month certificates. Also, due in large part to the increase in general interest rates, the proportion of the Bank's deposits consisting of non-certificate accounts declined, thus contributing to the increase in the Bank's cost of funds. Interest expense on borrowed money increased $695,000 as the average balance of borrowing from the FHLB of Chicago increased $9.9 million to $45.9 million for the ten months ended September 30, 1995 from $36.0 million for the ten months ended September 30, 1994, and the cost of borrowing increased to 6.39% from 5.84% due to an increase in general interest rates and, to a lesser extent, an extension of the term to maturity of such liabilities as a part of the Bank's asset/liability management program.


PROVISION FOR LOAN LOSSES. The provision for loan losses increased to $163,000 for the ten months ended September 30, 1995 from no provision for the ten months ended September 30, 1994. The increase was due to the increase in the Bank's multi-family lending, the increase in loans on non-owner occupied properties, an overall evaluation of the Bank's loan portfolio and management's evaluation of prevailing and projected economic conditions. There were no significant individual loans which contributed to the increase in the allowance, and there were no regulatory requests for additional provisions for loan losses during the ten months ended September 30, 1995. OTHER INCOME. Other income increased $598,000 for the ten months ended September 30, 1995. The increase was primarily the result of a decrease in unrealized losses on securities held-for-sale of $645,000, as Damen adopted SFAS 115 effective December 1, 1994 and thereafter no longer charged unrealized losses on securities available-for-sale to operations. The cumulative effect of the change of this accounting principle, net of tax, resulted in a one-time $907,000 credit to earnings. This increase was partially offset by a decrease of $45,000 in gains on the sale of securities.


OTHER EXPENSES. Other expenses increased $449,000 or 17.4% to $3.0 million for the ten months ended September 30, 1995 from $2.6 million for the ten months ended September 30, 1994. Compensation related expenses increased $385,000 due to a general increase in salaries, as well as $50,000 in employee bonuses paid in 1995. Occupancy expenses increased $124,000 or 30.8% during the ten months ended September 30, 1995 due primarily to an increase in real estate taxes. Legal, audit, and examination expenses increased $24,000, or 26.4%, during the ten months ended September 30, 1995 as a result of increased internal audit, independent audit, and legal retainer fees. Advertising expense increased $84,000 to $320,000 for the ten months ended September 30, 1995 due to an expanded effort to stimulate savings and lending programs.


PROVISION FOR INCOME TAXES. The provision for income taxes decreased to a benefit of $108,000 for the ten months ended September 30, 1995 from an expense of $277,000 for the ten months ended September 30, 1994. This decrease was due to a decrease in pre-tax income of $481,000 to $797,000 for the ten months ended September 30, 1995 from $1.3 million for the ten months ended September 30, 1994. In addition, the ratio of tax-exempt income to pre-tax income increased significantly reducing the effective tax rate from 21.7% to a negative 13.6%. During the ten months ended September 30, 1994, Damen adopted SFAS 109 resulting in a charge to operations of $253,000 reflecting the cumulative effect of the change in accounting for income taxes.


ANALYSIS OF NET INTEREST INCOME

Net interest income represents the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities. Net interest income depends on the volumes of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

The following table sets forth certain information relating to average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of


                                                 YEAR ENDED SEPTEMBER 30        YEAR ENDED SEPTEMBER 30
                                                                    1996                           1995

                                            AVERAGE    INTEREST               AVERAGE   INTEREST
                                        OUTSTANDING     EARNED/   YIELD/  OUTSTANDING   EARNED/     YIELD/
(in thousands)                              BALANCE        PAID     RATE      BALANCE      PAID       RATE
-----------------------------------------------------------------------------------------------------------

ASSETS
Interest-earning Assets:
  Loans receivable                         $ 89,288       7,373     8.26     $ 87,820   $ 7,191      8.19%
  Mortgage-backed securities                 88,034       6,082     6.91       73,054     4,690      6.42
  Investment securities                      24,440       1,542     6.31       11,447       986      8.61
  Tax-exempt securities                      23,341       1,482     6.35       17,508     1,010      5.77
  FHLB stock                                  2,706         182     6.73        2,335       152      6.51
                                        -------------------------------------------------------------------
  Total interest-earning assets             227,809      16,661     7.31      192,164    14,029      7.30
Noninterest-earning assets                    7,155                             6,508
                                        -------------------------------------------------------------------
  Total Assets                             $234,964                          $198,672
                                        ===================================================================
LIABILITIES AND
EQUITY CAPITAL
Interest-bearing Liabilities:
  Savings deposits                         $ 21,662         710     3.28     $ 25,316       806      3.18
  NOW and Money Market
  Accounts                                   11,149         444     3.98       11,801       477      4.04
  Certificate accounts                       90,646       5,272     5.82       91,650     5,244      5.72
  Borrowings                                 51,950       3,246     6.25       45,024     2,870      6.37
                                        -------------------------------------------------------------------
  Total interest-bearing
    liabilities                             175,407       9,672     5.51      173,791     9,397      5.41
Noninterest-bearing                                 --------------------             ----------------------
  liabilities                                 4,042                             4,504
                                        -------------------------------------------------------------------
  Total Liabilities                         179,449                           178,295
  Total Equity                               55,515                            20,377
                                        -------------------------------------------------------------------
  Total Equity and Retained
  Earnings                                 $234,964                          $198,672
                                        ===================================================================
Net interest income                                     $ 6,989                         $ 4,632
                                        ===================================================================
Net interest rate spread(3)                                         1.80%                            1.89%
                                        ===================================================================
Net interest-earning assets                 $52,402                           $18,373
                                        ===================================================================
Net yield on average
  interest-earning assets                                           3.07%                            2.41%
                                        ===================================================================
Ratio of average interest-
  earning assets to average
  interest-bearing liabilities                             1.30X                           1.11x
                                        ===================================================================

assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented.



       TEN MONTHS  ENDED SEPTEMBER 30                 YEAR ENDED NOVEMBER 30
                                 1994                                          1994
    AVERAGE    INTEREST                            AVERAGE      INTEREST
OUTSTANDING     EARNED/        YIELD/         OUTSTANDING        EARNED/      YIELD/
    BALANCE        PAID         RATE(2)            BALANCE         PAID         RATE
-------------------------------------------------------------------------------------



     $86,551      6,092         8.45               $86,793         7,272        8.38
      63,916      2,922         5.49                64,709         3,592        5.55
      10,785        640         7.12                10,479           748        7.14
      15,180        799         6.32                15,503           987        6.37
       1,999        102         6.12                 2,026           124        6.12
-------------------------------------------------------------------------------------
     178,431     10,555         7.10               179,510        12,723        7.09
       5,558                                         5,492
-------------------------------------------------------------------------------------
    $183,989                                      $185,002
=====================================================================================


     $29,372        716         2.93               $28,886           872        3.02
      13,113        351         3.21                12,896           427        3.31
      83,352      3,417         4.92                83,908         4,158        4.96
      35,973      1,750         5.84                37,564         2,175        5.79
-------------------------------------------------------------------------------------
     161,810      6,234         4.62               163,254         7,632        4.67
       4,204                                         3,737
-------------------------------------------------------------------------------------
     166,014                                       166,991
      17,975                                        18,011
-------------------------------------------------------------------------------------
    $183,989                                      $185,002
=====================================================================================
                $ 4,321                                          $ 5,091
=====================================================================================
                                  2.48%                                         2.42%
=====================================================================================
     $16,621                                       $16,256
=====================================================================================
                                  2.91%                                         2.84%
=====================================================================================
                  1.10x                                             1.10x
=====================================================================================



         TEN MONTHS ENDED SEPTEMBER 30
                                  1995(1)
    AVERAGE    INTEREST
OUTSTANDING     EARNED/         YIELD/
    BALANCE        PAID           RATE(2)
-----------------------------------------

    $ 87,775      6,000           8.20
      73,829      4,020           6.53
      13,303        748           6.75
      17,752        953           6.44
       2,361        130           6.61
-----------------------------------------

     195,020     11,851           7.29
       6,313
-----------------------------------------
    $201,333
=========================================
    $ 24,027        643           3.21
      12,860        399           3.72
      92,471      4,510           5.85
      45,940      2,445           6.39
-----------------------------------------
     175,298      7,997           5.47
       3,570
-----------------------------------------
     178,868
      22,465
-----------------------------------------
    $201,333
=========================================
                $ 3,854
=========================================
                                  1.82%
=========================================
    $ 19,722
=========================================
                                  2.37%
=========================================
                   1.11x
=========================================




(1) During 1995, the Company changed its fiscal year end from November 30 to September 30.
(2) Yield/Rate for the ten months ended September 30, 1995 and 1994 has been annualized.
(3) Interest rate spread represents the difference between the average rate on interest-earning assets and the average cost of interest-bearing liabilities.

The following table presents the weighted average yields earned on loans, investments and other interest-earning assets, and the weighted average rates paid on savings deposits and the resultant interest rate spreads at the dates indicated.


                     AT SEPTEMBER 30  AT SEPTEMBER 30   AT NOVEMBER 30
                                1996          1995 (1)    1994  1993
-----------------------------------------------------------------------
Weighted average yield on:
 Loans receivable               7.58%         7.65%       7.64%  7.87%
 Mortgage-backed securities     7.10%         6.97%       6.31%  6.74%
 Tax-exempt securities          6.27%         6.39%       6.53%  6.71%
 Investment securities          6.48%         6.77%       6.72%  6.70%
 Other interest-earning assets  5.75%         6.21%       5.60%  3.07%
 Combined weighted
 average yield on
 interest-earning assets        7.14%         7.18%       7.00%  7.28%
Weighted average rate paid on:
 Savings deposits               3.05%         3.05%       3.25%  3.00%
 NOW and Money Market
 accounts                       3.90%         4.23%       4.02%  3.02%
 Certificate accounts           5.78%         5.92%       5.24%  4.97%
 Borrowings                     6.05%         6.33%       6.10%  5.54%
 Combined weighted average
 rate paid on interest-
 bearing liabilities            5.44%         5.53%       5.06%  4.59%
Interest rate spread            1.70%         1.65%       1.94%  2.69%
Interest rate spread based on
 taxable equivalent yields for
 tax exempt securities          1.93%         1.92%       2.26%  2.95%


(1)During 1995, the Company changed its fiscal year end from November 30 to September 30.

RATE/VOLUME ANALYSIS OF
NET INTEREST INCOME

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.


                                            YEAR ENDED          TEN MONTHS ENDED
                                          SEPTEMBER 30           SEPTEMBER 30(1)
                                         1995 VS. 1996             1994 VS. 1995

                                     INCREASE                  INCREASE
                                    (DECREASE)                (DECREASE)

                                      DUE TO     TOTAL         DUE TO     TOTAL
                                              INCREASE                 INCREASE
                             VOLUME    RATE  (DECREASE) VOLUME  RATE  (DECREASE)

-------------------------------------------------------------------------------

Interest Income:
 Loans receivable           $  120     $ 62    $  182   $103   $(195)  $  (92)
 Mortgage-backed
 securities                  1,014      378     1,392    544     554    1,098
 Investment securities       1,092     (536)      556    179     (71)     108
 Tax-exempt securities         362      110       472    144      10      154
 FHLB Stock                     25        5        30     22       6       28

 Total interest income      $2,613     $ 19    $2,632   $992   $ 304   $1,296



Interest Expense:
 Savings deposits             (121)      25       (96)  $(90)  $  75   $  (15)
 NOW and Money
 Market accounts               (26)      (7)      (33)    (1)     51       50
 Certificate accounts          (59)      87        28    375     658    1,033
 Borrowings                    432      (56)      376    519     176      695


Total interest expense      $  226     $ 49    $  275   $803   $ 960   $1,763

Net interest income                            $2,357                  $ (467)
-------------------------------------------------------------------------------


(1)During 1995, the Company changed its fiscal year from November 30 to September 30.

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of the Company is reflected in [increased/decreased] operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

IMPACT OF NEW ACCOUNTING STANDARDS

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS. Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," is effective for fiscal years beginning after December 15, 1995. The statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows is less than the carrying amount of the asset. Management does not expect the implementation of SFAS 121 to have a material impact on the Company's consolidated financial position or results of operations.

ACCOUNTING FOR MORTGAGE SERVICING RIGHTS. In May 1995, the FASB issued Statement of Financial Accounting Standards No. 122 ("SFAS 122"), "Accounting for Mortgage Servicing Rights." This statement amends Statement of Financial Accounting Standards No. 65 ("SFAS 65"), Accounting for Certain Mortgage Banking Activities," to require that a mortgage banking enterprise recognize as separate assets rights to service mortgage loans for others, however those servicing rights are acquired. SFAS 122 requires that a mortgage banking enterprise assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. SFAS 122 is effective for fiscal years beginning after December 15, 1995. Management does not believe the adoption of SFAS 122 will have a material effect on the Company's consolidated financial position or results of operations.

ACCOUNTING FOR STOCK-BASED COMPENSATION. In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock- Based Compensation." This statement establishes a value-based method of accounting for stock options which encourages employers to account for stock compensation awards based on their fair value at the date the awards are granted. The resulting compensation award would be shown as an expense on the income statement.

     SFAS 123 also permits entities to continue to use the intrinsic value method contained in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (the "APB Opinion No. 25 Method"), allowing them to continue to apply current accounting requirements, which generally result in no compensation cost for most fixed stock-option plans. If the intrinsic value method is retained, SFAS 123 requires significantly expanded disclosures, including disclosure of the pro forma amount of net income and earnings per share as if the fair value-based method were used to account for stock based compensation. SFAS 123 is effective for fiscal years beginning after December 15, 1995, however, employers will be required to include in that year's financial statements, information about options granted in 1995. The Company has determined that it will continue to apply the APB Opinion No. 25 method in preparing its consolidated financial statements.

ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES. In June 1996, the FASB issued SFAS No. 125 ("SFAS 125"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement, among other things, applies a "financial-components approach" that focuses on control, whereby an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The Company does not anticipate that this pronouncement will have a significant impact on its consolidated financial condition or results of operations.

     The foregoing does not constitute a comprehensive summary of all material changes or developments affecting the manner in which the Company keeps its books and records and performs its financial accounting responsibilities. It is intended only as a summary of some of the recent pronouncements made by the FASB which are of particular interest to financial institutions.

INDEPENDENT AUDITORS' REPORT





The Board of Directors
Damen Financial Corporation
Schaumburg, Illinois

     We have audited the consolidated statements of financial condition of Damen Financial Corporation and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity, and cash flows for the periods ended September 30, 1996 and 1995 and November 30, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Damen Financial Corporation and subsidiaries at September 30, 1996 and 1995, and the results of their operations and their cash flows for the periods ended
September 30, 1996 and 1995 and November 30, 1994 in conformity with generally accepted accounting principles.


FPO Signature


November 1, 1996
Hickory Hills, Illinois

                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                      SEPTEMBER 30

                                                             1996             1995
-----------------------------------------------------------------------------------
ASSETS
Cash and amounts due from depository institutions       $    170,034        425,218
Interest-bearing deposits                                  1,011,197     19,937,941
                                                      -----------------------------
  Total cash and cash equivalents                          1,181,231     20,363,159
Investment securities (fair value: 1996 - $1,777,000;
  1995 - $1,089,800)(note 2)                               1,776,979      1,089,775
Investment securities, available for sale, at fair
 value (note 3)                                           43,342,710     33,689,700
Mortgage-backed securities (fair value: 1996 -
  $34,641,300; 1995 - $41,910,600) (note 4)               35,503,531     42,533,362
Mortgage-backed securities, available for sale, at fair
  value (note 5)                                          52,594,450     39,658,434
Loans receivable (net of allowance for loan losses:
  1996 - $345,000; 1995 - $275,000) (note 6)              91,145,893     87,555,261
Stock in Federal Home Loan Bank of Chicago                 3,110,500      2,570,000
Accrued interest receivable (note 7)                       1,661,087      1,187,613
Office properties and equipment - net (note 8)             3,502,987      3,332,658
Prepaid expenses and other assets (note 9)                   736,041        377,832
                                                      -----------------------------
  Total assets                                           234,555,409    232,357,794
                                                      =============================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Deposits (note 10)                                       118,973,335    126,631,760
Borrowed money (note 11)                                  59,600,000     45,500,000
Advance payments by borrowers for taxes and insurance        638,768      2,801,314
Other liabilities (note 12)                                2,473,435      1,714,740
                                                      -----------------------------
  Total liabilities                                      181,685,538    176,647,814
                                                      =============================

Stockholders' Equity
Preferred stock, $.01 par value; authorized 100,000
 shares; none outstanding
Common stock, $.01 par value; authorized 4,500,000
 shares; 3,967,500 shares issued and 3,770,117 shares
 outstanding at September 30, 1996 and 3,967,500
 shares issued and outstanding
 at September 30, 1995                                        39,675         39,675
Additional paid-in capital                                38,345,966     38,280,338
Retained earnings, substantially restricted               21,131,170     19,777,497
Unrealized gain on securities available for sale,
 net of income taxes                                         167,679        786,470
Treasury stock, at cost (197,383 shares at
 September 30, 1996)                                      (2,311,375)
Common stock acquired by Employee Stock
 Ownership Plan                                           (2,762,400)    (3,174,000)
Common stock awarded by Recognition and Retention
 Plan                                                     (1,740,844)
                                                      -----------------------------
 Total stockholders' equity (notes 16 and 17)             52,869,871     55,709,980
                                                      -----------------------------
Commitments and contingencies (notes 19 and 20)

 Total liabilities and stockholders' equity             $234,555,409    232,357,794
                                                      =============================


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

                                        YEAR ENDED    TEN MONTHS ENDED        YEAR ENDED
                                SEPTEMBER 30, 1996  SEPTEMBER 30, 1995  NOVEMBER 30, 1994
------------------------------------------------------------------------------------------
Interest income:
 Loans                                 $7,372,382           5,999,647          7,271,643
 Mortgage-backed securities             6,081,879           4,019,530          3,592,560
 Tax-exempt securities                  1,482,104             952,843            987,010
 Interest and dividends on other
  investments                           1,541,742             748,169            748,077
 Dividends on FHLB stock                  182,342             130,350            123,785
                                       -------------------------------------------------
   Total interest income               16,660,449          11,850,539         12,723,075
                                       -------------------------------------------------
Interest expense:
 Deposits                               6,426,006           5,551,631          5,456,895
 Borrowings                             3,245,920           2,445,028          2,175,167
                                       -------------------------------------------------
   Total interest expense               9,671,926           7,996,659          7,632,062
                                       -------------------------------------------------
   Net interest income before
    provision for loan losses           6,988,523           3,853,880          5,091,013
Provision for loan losses                  70,000             163,146
                                       -------------------------------------------------
   Net interest income after
    provision for loan losses           6,918,523           3,690,734          5,091,013
                                       -------------------------------------------------
Non-interest income:
 Loan fees and service charges            108,797              68,818             72,224
 Gain (loss) on sale of:
  Mortgage-backed securities, held
   for sale                                                                        8,722
  Mortgage-backed securities, available
   for sale                                4,064             (13,553)
  Investment securities, held for sale                                            42,044
  Investment securities, available for
   sale                                   79,509              16,820
  Other investments - net                                                        (11,502)
 Unrealized loss on securities held
   for sale                                                                   (1,537,000)
 Other income                             74,171              66,364              97,079
                                       -------------------------------------------------
   Total non-interest income             266,541             138,449          (1,328,433)
                                       -------------------------------------------------


(continued on next page)

                                                                   YEAR ENDED    TEN MONTHS ENDED         YEAR ENDED
(CONTINUED)                                                SEPTEMBER 30, 1996  SEPTEMBER 30, 1995  NOVEMBER 30, 1994
--------------------------------------------------------------------------------------------------------------------

Non-interest expense:
  Compensation, employee benefits, and related expenses
    (notes 13 and 14)                                               2,190,681           1,500,551          1,419,492
  Advertising and promotion                                           457,918             320,383            287,748
  Occupancy and equipment expense (note 8)                            661,776             526,983            624,668
  Data processing                                                     100,862              75,889             89,989
  Insurance expense                                                    73,058              55,962             65,254
  Federal insurance premiums                                          295,265             245,714            288,405
  SAIF special assessment (note 18)                                   860,000
  Legal, audit, and examination services                              264,659             114,976            112,549
  Loss on sale of real estate owned - net                                                                     10,705
  Other operating expenses                                            338,543             191,827            267,970
                                                        ------------------------------------------------------------
    Total non-interest expense                                      5,242,762           3,032,285          3,166,780
                                                        ------------------------------------------------------------

Net income before income taxes and change
  accounting principles                                             1,942,302             796,898            595,800

Provision for federal and state income taxes
  (benefit) (note 15)                                                 162,460            (108,206)          (216,065)
                                                        ------------------------------------------------------------
Net income before change in accounting principles                   1,779,842             905,104            811,865
Cumulative effect of change in accounting
  for securities available for sale, net of tax effect                                    907,180
Cumulative effect of change in accounting for income
  taxes                                                                                                     (252,619)
                                                        ------------------------------------------------------------
      Net income                                                   $ 1,779,842          1,812,284            559,246
                                                        ============================================================
Earnings per share - primary
  Income before change in accounting principle                           $.49                 .25                N/A
  Cumulative effect of change in accounting for
    securities available for sale, net                                                        .25                N/A
                                                        ------------------------------------------------------------
      Net income                                                         $ .49                .50                N/A
                                                        ============================================================
Earnings per share - fully diluted
  Income before change in accounting principle                           $.49                 .25                N/A
  Cumulative effect of change in accounting for
    securities available for sale, net                                                        .25                N/A
                                                        ------------------------------------------------------------
      Net income                                                         $ .49                .50                N/A
                                                        ============================================================
Dividends declared per common share                                      $ .12                                   N/A
                                                        ============================================================



See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES
IN STOCKHOLDERS' EQUITY



                                                                                                     UNREALIZED
                                                                                                     GAIN (LOSS)
                                                                  ADDITIONAL                      ON SECURITIES
                                                        COMMON       PAID-IN    RETAINED              AVAILABLE
                                                         STOCK       CAPITAL    EARNINGS               FOR SALE
                                                ---------------------------------------------------------------

Balance at November 30, 1993                           $                        17,405,967

  Additions (deductions) for the year ended
    November 30, 1994:

  Net income                                                                       559,246
  Adjustment of securities to fair value,
    net of tax effect                                                                                   (91,450)
                                                ---------------------------------------------------------------
Balance at November 30, 1994                                                    17,965,213              (91,450)

  Additions (deductions) for the ten months ended September 30, 1995:

 Cumulative effect of change in accounting for
   securities available for sale, net of tax
   effect, at December 1, 1994                                                  (1,126,880)
 Net income                                                                      1,812,284
 Adjustment of securities to fair value,
   net of tax effect                                                                                  2,004,800
 Net proceeds of common stock issued in
   stock conversion                                     39,675    38,280,338
                                                ---------------------------------------------------------------
Balance at September 30, 1995                           39,675    38,280,338    19,777,497              786,470

  Additions (deductions) for the year ended
    September 30, 1996:

  Net income                                                                     1,779,842
  Adjustment of securities to fair value,
    net of tax effect                                                                                  (618,791)
  Purchase of treasury stock (197,383 shares)
  Purchase of stock for RRP
  Amortization of award of RRP stock
  Contribution to fund ESOP loan                                      65,628
  Dividends declared on common stock                                              (426,169)
                                                ---------------------------------------------------------------
Balance at September 30, 1996                          $39,675    38,345,966    21,131,170              167,679
                                                ===============================================================





                                                                      COMMON            COMMON
                                                                       STOCK             STOCK
                                                      TREASURY       AQUIRED           AWARDED
                                                         STOCK       BY ESOP            BY RRP            TOTAL
                                                ---------------------------------------------------------------

Balance at November 30, 1993                                                                         17,405,967

  Additions (deductions) for the year ended
    November 30, 1994:

  Net income                                                                                            559,246
  Adjustment of securities to fair value,
    net of tax effect                                                                                   (91,450)
                                                ---------------------------------------------------------------
Balance at November 30, 1994                                                                         17,873,763

  Additions (deductions) for the ten months ended September 30, 1995:

 Cumulative effect of change in accounting for
   securities available for sale, net of tax
   effect, at December 1, 1994                                                                       (1,126,880)
 Net income                                                                                           1,812,284
 Adjustment of securities to fair value,
   net of tax effect                                                                                  2,004,800
 Net proceeds of common stock issued in
   stock conversion                                               (3,174,000)                        35,146,013
                                                ---------------------------------------------------------------
Balance at September 30, 1995                                     (3,174,000)                        55,709,980

  Additions (deductions) for the year ended
    September 30, 1996:

  Net income                                                                                          1,779,842
  Adjustment of securities to fair value,
    net of tax effect                                                                                  (618,791)
  Purchase of treasury stock (197,383 shares)       (2,311,375)                                      (2,311,375)
  Purchase of stock for RRP                                                         (1,865,187)      (1,865,187)
  Amortization of award of RRP stock                                                   124,343          124,343
  Contribution to fund ESOP loan                                     411,600                            477,228
  Dividends declared on common stock                                                                   (426,169)
                                                ---------------------------------------------------------------
Balance at September 30, 1996                       (2,311,375)   (2,762,400)       (1,740,844)      52,869,871
                                                ===============================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS




                                                                                  YEAR ENDED    TEN MONTHS ENDED         YEAR ENDED
                                                                          SEPTEMBER 30, 1996  SEPTEMBER 30, 1995  NOVEMBER 30, 1994
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                                        $1,779,842           1,812,284            559,246
 Adjustments to reconcile net income to net
  cash from operating activities:
  Depreciation                                                                       177,333             148,761            172,257
  Amortization of cost of stock benefit plans                                        601,572
  Provision for loan losses                                                           70,000             163,146
  Increase (decrease) in deferred loan income                                       (110,405)            (22,526)            10,898
  Federal Home Loan Bank stock dividend                                                                  (34,300)
  (Increase) decrease in prepaid and deferred
    federal and state income taxes                                                    18,602             600,783           (416,434)
  Gain on sale of mortgage-backed securities,
    held for sale                                                                                                            (8,722)
  (Gain) loss on sale of mortgage-backed securities,
     available for sale                                                               (4,064)             13,553
  Gain on sale of investment securities, available for sale                          (79,509)            (16,820)           (30,542)
  Unrealized (gain) loss on securities, held for sale                             (1,537,000)          1,537,000
  Loss on sale of real estate owned                                                                                          10,705
  Increase in accrued interest receivable                                           (473,474)           (177,809)           (19,935)
  Increase (decrease) in accrued interest payable                                   (286,500)             470,600           (41,200)
  Increase in other assets                                                           (22,055)            (24,998)           (21,533)
  Increase (decrease) in other liabilities                                           900,543             402,198           (101,181)
                                                                          ----------------------------------------------------------
Net cash provided by operating activities                                          2,571,885           1,797,872          1,650,559
                                                                          ----------------------------------------------------------
Cash flows from investing activities:
  Purchase of investment securities,
    available for sale                                                           (19,553,246)        (10,076,434)        (2,993,750)
  Purchase of investment securities                                                 (785,126)           (191,498)        (4,775,763)
  Purchase of mortgage-backed securities,
    held for sale                                                                                                       (20,679,631)
  Purchase of mortgage-backed securities,
    available for sale                                                           (22,963,828)        (18,910,930)
  Purchase of mortgage-backed securities                                            (229,361)         (2,985,736)       (19,375,961)
  Proceeds from sales of investment securities,
    available for sale                                                             3,133,750             515,000          4,575,607
  Proceeds from sales of mortgage-backed securities,
    held for sale                                                                                                         3,575,285
  Proceeds from sales of mortgage-backed securities,
    available for sale                                                               919,975           1,288,365
  Proceeds from maturities of investment securities,
    available for sale                                                             6,547,993           2,340,706          1,090,945
  Proceeds from maturities of investment securities                                   97,922             118,081             37,982
  Proceeds from maturities of mortgage-backed securities,
    held for sale                                                                                                         6,287,652
  Proceeds from maturities of mortgage-backed securities,
    available for sale                                                             8,364,322           2,391,513
  Proceeds from maturities of mortgage-backed securities                           7,259,192           5,284,201         26,454,413
  Proceeds from redemption of Federal Home Loan Bank stock                           130,000
  Purchase of Federal Home Loan Bank stock                                          (670,500)           (315,700)          (280,000)
  Disbursements for loans                                                        (19,814,855)        (12,006,880)       (22,001,602)
  Loan repayments                                                                 16,264,628          12,536,002         18,579,372
  Property and equipment expenditures                                               (347,662)            (73,026)          (373,912)
  Proceeds from sale of real estate owned                                                                                    19,964
                                                                          ----------------------------------------------------------
Net cash provided for investing activities                                       (21,646,796)        (20,086,336)        (9,859,399)
                                                                          ----------------------------------------------------------


(continued on next page)

                                                      YEAR ENDED    TEN MONTHS ENDED         YEAR ENDED
(CONTINUED)                                   SEPTEMBER 30, 1996  SEPTEMBER 30, 1995  NOVEMBER 30, 1994
-------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
  Net proceeds from sale of common stock                                  35,146,013
  Deposit receipts                                    66,969,226          67,708,828         82,777,642
  Deposit withdrawals                                (79,780,537)        (71,146,187)       (87,316,204)
  Interest credited to deposit accounts                5,152,886           3,858,888          4,163,080
  Proceeds from borrowed money                       181,100,000          99,200,000        150,000,000
  Repayment of borrowed money                       (167,000,000)        (97,700,000)      (142,000,000)
  Increase (decrease) in advance payments by
    borrowers for taxes and insurance                 (2,162,546)            958,953           (308,055)
  Purchase of RRP stock                               (1,865,187)
  Purchase of treasury stock                          (2,311,375)
  Dividends paid on common stock                        (209,484)
                                                  -----------------------------------------------------
Net cash provided by (for) financing activities         (107,017)         38,026,495          7,316,463
                                                  -----------------------------------------------------
Increase (decrease) in cash and cash equivalents     (19,181,928)         19,738,031           (892,377)

Cash and cash equivalents at beginning of period      20,363,159             625,128          1,517,505
                                                  -----------------------------------------------------
Cash and cash equivalents at end of period        $    1,181,231          20,363,159            625,128
                                                  =====================================================
Cash paid during the period for:
  Interest                                        $    9,958,426           7,526,059          7,673,262
  Income taxes                                           232,229                                421,000
Non-cash investing activities:
  Transfer of loans to foreclosed real estate     $                                              12,506
                                                  =====================================================






See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Damen Financial Corporation (the "Company") is a Delaware corporation incorporated on June 30, 1995 for the purpose of becoming the savings and loan holding company for Damen Federal Bank for Savings (the "Bank"). On September 29, 1995, the Bank converted from a mutual to a stock form of ownership, and the Company completed its initial public offering, and, with a portion of the net proceeds, acquired all of the issued and outstanding capital stock of the Bank (the "Conversion"). In addition, management, upon completion of the Conversion, elected to change the Company's fiscal year end from November 30 to September 30.
     The accounting and reporting policies of the Company and its subsidiaries conform to generally accepted accounting principles and to general practice within the thrift industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following is a description of the more significant policies which the Company follows in preparing and presenting its consolidated financial statements.

PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary, Damen Federal Bank for Savings and the Bank's wholly owned subsidiary, Dasch, Inc. Significant intercompany balances and transactions have been eliminated in consolidation.

INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES, AVAILABLE FOR SALE Investment securities available for sale are recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS 115 requires the use of fair value accounting for securities available for sale or trading and retains the use of the amortized cost method for securities the Company has the positive ability and intent to hold to maturity.
     SFAS 115 requires the classification of debt and equity securities into one of three categories: held to maturity, available for sale, or trading.
Held to maturity securities are measured at amortized cost. Unrealized gains and losses for trading securities are included in income. Unrealized holding gains and losses on available for sale securities are excluded from income and reported net of taxes as a separate component of stockholders' equity.
     The Company holds a portfolio of securities classified as available for sale which are carried at current fair values. Premiums and discounts are amortized and accreted into income over the remaining life of the security using the level yield method. Unrealized gains and losses are recorded in a valuation allowance, which is included as a separate component of stockholders' equity, net of related income taxes. Gains and losses on the sale of available for sale securities are determined using the specific identification method and are reflected in earnings when realized.

INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES, HELD TO MATURITY
These securities are carried at cost, adjusted for amortization of premiums and accretion of discounts over the term of the security using the level yield method. These securities are not carried at fair value because the Company has both the ability and the intent to hold them to maturity.
     In November of 1995, the Financial Accounting Standards Board issued a special report, "A Guide to Implementation of SFAS 115 on Accounting for Certain Investments in Debt and Equity Securities," to aid entities in understanding and implementing the provisions of SFAS 115. The special report provided an opportunity for a one time reassessment of the classification of securities as of a single measurement date without tainting the classification of the remaining held-to-maturity debt securities. The one time reclassification of securities based on this reassessment must have occurred between November 15, 1995 and December 31, 1995. The Company reclassified certain mortgage-backed securities to the available for sale portfolio from the held to maturity portfolio effective December 29, 1995.

LOANS RECEIVABLE AND RELATED FEES
Loans are stated at the principal amount outstanding, net of loans in process, deferred fees and the allowance for losses. Interest on loans is credited to income as earned and accrued only if deemed collectible. Loans are placed on nonaccrual status when, in the opinion of management, the full timely collection of principal or interest is in doubt. As a general rule, the accrual of interest is discontinued when principal or interest payments become 90 days past due or earlier if conditions warrant. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is charged against current income.
     Loan origination fees are being deferred in accordance with SFAS 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". This statement requires that loan origination fees and direct loan origination costs for a completed loan be netted and then deferred and amortized into interest income as an adjustment of yield.
     The Company adopted the provisions of SFAS 114 "Accounting by Creditors for Impairment of a Loan" and SFAS 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" effective October 1, 1995. These statements apply to all loans that are identified for evaluation except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. These loans include, but are not limited to, credit card, residential mortgage and consumer installment loans. Substantially all of the Company's lending is excluded from the provisions of SFAS 114 and SFAS 118.
     Under these statements, of the remaining loans which are evaluated for impairment (a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement), there were no material amounts of loans which met the definition of an impaired loan during the year ended September 30, 1996 and no loans to be evaluated for impairment at September 30, 1996.

ALLOWANCE FOR LOAN LOSSES
The determination of the allowance for loan losses involves material estimates that are susceptible to significant change in the near term. The allowance for loan losses is maintained at a level adequate to provide for losses through charges to operating expense. The allowance is based upon past loss experience and other factors which, in management's judgement, deserve current recognition in estimating losses. Such other factors considered by management include growth and composition of the loan portfolio, the relationship of the allowance for losses to outstanding loans, and economic conditions.
     Management believes that the allowance is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses. Such agencies may require the Company to recognize additions to the allowance based on their judgements about information available to them at the time of their examination.

REAL ESTATE OWNED
Real estate acquired through foreclosure or deed in lieu of foreclosure is carried at the lower of fair value minus estimated costs to sell or the acquisition cost. Valuations are periodically performed by management and an allowance for loss is established by a charge to operations if the carrying value of a property exceeds its fair value minus estimated costs to sell.

DEPRECIATION
Depreciation of office properties and equipment is accumulated on the straight line basis over the estimated lives of the related assets.

INCOME TAXES

The provision for federal and state income taxes is based on earnings reported in the financial statements. Deferred income taxes arise from recognition of certain items of income and expense for tax purposes in years different from those in which they are recognized in the consolidated financial statements. Deferred tax assets and liabilities are recognized for the estimated future tax consequence attributable to the differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income for the period that includes the enactment date.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the purposes of reporting cash flows, the Company has defined cash and cash equivalents to include cash on hand, amounts due from depository institutions, and interest-bearing deposits in other financial institutions, with original maturities of three months or less.

EARNINGS PER SHARE
Earnings per share for the year ended September 30, 1996 was determined by dividing net income for the period by 3,633,541 and 3,634,834, the weighted average number of primary and fully diluted shares of common stock and common stock equivalents outstanding. Stock options are regarded as common stock equivalents and are therefore considered in both primary and fully diluted earnings per share calculations. Common stock equivalents are computed using the treasury stock method. Earnings per share information for the year ended November 30, 1994 is not meaningful because the Company was not a public company until September 29, 1995.


NOTE 2: INVESTMENT SECURITIES

Investment securities held to maturity are summarized as follows:


                                              GROSS       GROSS
                              AMORTIZED  UNREALIZED  UNREALIZED         FAIR
                                   COST       GAINS      LOSSES        VALUE
----------------------------------------------------------------------------
September 30, 1996
Debt securities (a)          $  836,328                      28      836,300
Investment in limited
 partnerships (b)               940,651          49                  940,700
                             -----------------------------------------------
                             $1,776,979          49          28    1,777,000
                             ===============================================

September 30, 1995
Debt securities (a)          $  623,187          13                  623,200
Investment in limited
 partnerships (b)               466,588          12                  466,600
                             -----------------------------------------------
                             $1,089,775          25                1,089,800
                             ===============================================



(a) Investment in notes secured by mortgages originated by the Community Investment Corporation; the weighted average yield on these notes was 7.00% and 6.79% at September 30, 1996 and 1995, respectively.

(b) Investment in limited partnership ventures for the purpose of investment in low-income housing projects qualifying for tax credits over approximately the next ten years.

NOTE 3: INVESTMENT SECURITIES, AVAILABLE FOR SALE

This portfolio is being accounted for at fair value in accordance with SFAS
115.  A summary of investment securities available for sale is as follows:

                                                 GROSS       GROSS
                                 AMORTIZED  UNREALIZED  UNREALIZED         FAIR
                                      COST       GAINS      LOSSES        VALUE
-------------------------------------------------------------------------------
September 30, 1996
United States Government
 and agency securities         $15,012,555       8,772     236,772   14,784,555
Tax-exempt securities (a)       24,011,328   1,021,068     127,598   24,904,798
Corporate equity securities      3,547,827     105,530                3,653,357
                               ------------------------------------------------
                               $42,571,710   1,135,370     364,370   43,342,710
                               ================================================

September 30, 1995
United States Government
 and agency securities         $11,178,369      39,656      51,656   11,166,369
Tax-exempt securities           19,447,328   1,152,971     121,968   20,478,331
Corporate equity securities      1,995,001      49,999                2,045,000
                               ------------------------------------------------
                               $32,620,698   1,242,626     173,624   33,689,700
                               ================================================


During the year ended September 30, 1996, the Company sold securities realizing gross proceeds of $3,133,750 and gross gains of $104,824 and gross losses of $25,315. Proceeds from the sale of investment securities totaled $515,000 for the ten month period ended September 30, 1995, and $4,575,607 for the year ended November 30, 1994. Gross gains of $16,820 and $58,443 and gross losses of $-0-and $27,901 were realized for the periods ended September 30, 1995 and

November 30, 1994, respectively. In addition, during the current period, the decrease in net unrealized gains of $298,002, net of the tax effect of $121,640, resulted in a $176,362 charge to stockholders' equity.

(a) Consists of obligations of school, city and park districts and general obligations of various cities and municipalities. All securities carry at least a AA rating due to financial strength or because of insurance enhancements. At September 30, 1996, there were 73 tax-exempt securities with an average balance of approximately $334,000. The largest concentration (approximately $11,800,000) of securities are located within the State of Illinois with the remainder spread throughout the country.

    Tax-exempt securities with a cost basis of $6,095,000 and a fair value of approximately $6,468,000 are pledged as collateral to secure the uninsured portions of various municipalities' certificates of deposit at the Bank as of September 30, 1996.

    The contractual maturity of these investments are summarized as follows:


                               SEPTEMBER 30, 1996      SEPTEMBER 30, 1995
                            AMORTIZED        FAIR     AMORTIZED      FAIR
TERM TO MATURITY                 COST       VALUE        COST       VALUE
-------------------------------------------------------------------------
Due in one year or less   $ 3,907,611   3,952,816   1,010,957   1,021,094
Due after one year
  through five years       13,432,689  13,550,809  10,102,844  10,157,203
Due after five years
  through ten years         6,186,134   6,189,207   7,805,555   8,314,563
Due after ten years        19,045,276  19,649,878  13,701,342  14,196,840
                          -----------------------------------------------
                          $42,571,710  43,342,710  32,620,698  33,689,700
                          ===============================================


NOTE 4: MORTGAGE-BACKED SECURITIES

The investment in mortgage-backed securities held to maturity consists of collaterized mortgage obligations and real estate mortgage investment conduits, and is summarized as follows:


                                             GROSS       GROSS
                             AMORTIZED  UNREALIZED  UNREALIZED        FAIR
                                  COST       GAINS      LOSSES       VALUE
--------------------------------------------------------------------------
September 30, 1996
CMOs and REMICs
  FHLMC - fixed rate       $ 4,459,202                  86,702   4,372,500
  FNMA  - fixed rate (a)     6,215,360                 273,460   5,941,900
  Privately issued
    - fixed rate            12,845,415      62,203     228,518  12,679,100
    - adjustable rate       11,983,554       8,246     344,000  11,647,800
                           -----------------------------------------------
                           $35,503,531      70,449     932,680  34,641,300
                           ===============================================
Weighted average
  interest rate                   6.87%
                           ===============================================

September 30, 1995
CMOs and REMICs
  FHLMC - fixed rate       $ 5,372,195                  72,595   5,299,600
  FNMA  - fixed rate         7,606,027      19,944     165,571   7,460,400
  Privately issued
    - fixed rate            15,093,942     167,339     206,581  15,054,700
   - adjustable rate        14,461,198                 365,298  14,095,900
                           -----------------------------------------------
                           $42,533,362     187,283     810,045  41,910,600
                           ===============================================
Weighted average
  interest rate                   6.93%
                           ===============================================

During December of 1995, mortgage-backed securities held to maturity with a book value totaling approximately $727,000 and a fair value totaling approximately $735,000 were transferred to the available for sale portfolio as permitted by the Financial Accounting Standards Board (see notes 1 and 5).

(a) Mortgage-backed securities with a cost basis of $992,404 and a fair value of approximately $995,400 are pledged as collateral to secure advances from the Federal Home Loan Bank of Chicago.

NOTE 5: MORTGAGE-BACKED SECURITIES, AVAILABLE FOR SALE

Mortgage-backed securities with a cost basis totaling approximately $727,000 and a fair value totaling approximately $735,000 were transferred from the held to maturity portfolio to the available for sale portfolio in December of 1995 as permitted by the Financial Accounting Standards Board. Mortgage-backed securities available for sale are recorded at fair value in accordance with SFAS 115.


This portfolio is summarized as follows:
                                                GROSS       GROSS
                                AMORTIZED  UNREALIZED  UNREALIZED        FAIR
                                     COST       GAINS      LOSSES       VALUE
-----------------------------------------------------------------------------
September 30, 1996
FHLMC participation
  certificates
    - adjustable rate (b)     $ 4,155,038     122,291       3,719   4,273,610
    - fixed rate                  868,757       6,603                 875,360
FNMA participation
  certificates
    - adjustable rate (a)(b)   10,162,121     129,199      40,868  10,250,452
    - fixed rate                  686,796       4,516      13,850     677,462
GNMA participation
  certificates
    - adjustable rate           6,467,392      24,789      28,084   6,464,097
    - fixed rate (a)(b)        18,736,355      22,890     396,914  18,362,331
Conventional participation
  certificates
    - adjustable rate           7,169,611     105,547      42,220   7,232,938
CMOs and REMICs
  FNMA  - fixed rate            1,875,500                  80,500   1,795,000
  Privately issued
    - fixed rate                2,956,459                 293,259   2,663,200
                              -----------------------------------------------
                              $53,078,029     415,835     899,414  52,594,450
                              ===============================================
Weighted average
  interest rate                      7.25%
                              ===============================================


                                                GROSS       GROSS
                                AMORTIZED  UNREALIZED  UNREALIZED        FAIR
                                     COST       GAINS      LOSSES       VALUE
-----------------------------------------------------------------------------
September 30, 1995
FHLMC participation
  certificates
    - adjustable rate         $ 6,051,055     111,218               6,162,273
    - fixed rate                1,057,945      11,615               1,069,560
FNMA participation
  certificates
    - adjustable rate          12,873,149     159,292      35,865  12,996,576
    - fixed rate                  710,413       3,711                 714,124
GNMA participation
  certificates
    - adjustable rate           1,826,845      30,466       3,582   1,853,729
    - fixed rate                5,953,096      54,104      27,582   5,979,618
Conventional participation
  certificates
    - adjustable rate           7,177,408     111,385      41,762   7,247,031
CMOs and REMICs
  FHLMC - fixed rate               58,084                   2,207      55,877
  FNMA  - fixed rate              735,180      16,692                 751,872
  Privately issued
    - fixed rate                2,951,259                 123,485   2,827,774
                              -----------------------------------------------
                              $39,394,434     498,483     234,483  39,658,434
                              ===============================================
Weighted average
  interest rate                      7.01%
                              ===============================================



(a) FNMA and GNMA mortgage-backed securities with a cost basis of $4,609,284 and a fair value of approximately $4,591,800 are pledged as collateral to secure the uninsured portion of the Village of Hoffman Estates' and Schaumburg Township's certificates of deposit at the Bank.

(b) FHLMC, FNMA, and GNMA mortgage-backed securities with a cost basis of $18,655,274 and a fair value of approximately $18,660,000 are pledged as collateral to secure advances from the Federal Home Loan Bank of Chicago.

     During the year ended September 30, 1996, the Company sold mortgage-backed securities available for sale, realizing gross proceeds of $919,975, and profits of $7,829 and losses of $3,765. Proceeds from the sale of mortgage-backed securities totaled $1,288,365 for the ten month period ended September 30, 1995, resulting in losses of $13,553. In addition, during the current period, the increase in net unrealized losses of $747,579, net of the tax effect of $305,150, resulted in a $442,429 charge to stockholders equity.

NOTE 6: LOANS RECEIVABLE

Loans receivable consist of the following:

                                                      SEPTEMBER 30

                                       1996                   1995
------------------------------------------------------------------
Mortgage loans:
 One-to-four family             $77,725,129             75,471,089
 Multi-family                    12,239,019             12,059,990
 Non-residential                  3,316,557              2,597,929
                                ----------------------------------
   Total mortgage loans          93,280,705             90,129,008

Other loans:
  Loans on deposits                 260,467                187,792
                                ----------------------------------
Total loans receivable           93,541,172             90,316,800
                                ----------------------------------
Less:
 Loans in process                   466,409                792,264
 Deferred loan fees               1,583,870              1,694,275
 Allowance for loan losses          345,000                275,000
                                ----------------------------------
Loans receivable, net           $91,145,893             87,555,261
                                ==================================
Weighted average
   interest rate                       7.58%                  7.65%
                                ==================================

     There were eight loans delinquent three months or more and non-accruing totaling $350,528, or .4% of total loans in force as of September 30, 1996. Comparable figures at September 30, 1995 were five loans totaling $65,365, or
 .1% of total loans. The Bank has established an allowance for loan losses of $345,000 at September 30, 1996 as required by its internal policies.

     For the year ended September 30, 1996, ten months ended September 30, 1995 and the year ended November 30, 1994, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to approximately $8,900, $4,800 and $10,700, respectively.

Activity in the allowance for loan losses is summarized as follows:

                                               TEN MONTHS
                                YEAR ENDED          ENDED      YEAR ENDED
                              SEPTEMBER 30   SEPTEMBER 30     NOVEMBER 30
                                      1996           1995            1994
--------------------------------------------------------------------------
Balance, beginning of period      $275,000        125,000         125,000
Provision for loan losses           70,000        163,146
Charge-offs                                       (13,146)
                                  ---------------------------------------
Balance, end of period            $345,000        275,000         125,000
                                  =======================================


     At September 30, 1996 and 1995 and November 30, 1994, loans serviced for others amounted to $86,015, $96,365 and $107,444, respectively.

     The Bank is required to maintain qualifying mortgage collateral for the Federal Home Loan Bank of Chicago representing 170 percent of current Bank credit. At September 30, 1996 and 1995 the Bank met this requirement. Qualifying mortgage collateral is defined as fully disbursed, whole first mortgage loans on improved residential property. The mortgages must not be past due more than 90 days. They must not be otherwise pledged or encumbered as security for other indebtedness, and the documents must be in the physical possession or control of the Bank. The documents that govern the determination of the qualifying mortgage collateral are the (a) Federal Home Loan Bank of Chicago's Credit Policy Statement, dated February 1, 1993, and (b) the Advances, Collateral Pledge and Security Agreement between the institution and the Federal Home Loan Bank of Chicago.

NOTE 7: ACCRUED INTEREST RECEIVABLE

Accrued interest receivable is summarized as follows:


                                                                  SEPTEMBER 30
                                                         1996             1995
------------------------------------------------------------------------------

U.S. Government and agency securities              $  305,281          207,907
Mortgage-backed securities                            574,659          531,836
 Tax-exempt securities                                 468,047         360,722
Loans receivable                                      248,248           69,077
Allowance for uncollected interest on loans            (8,900)          (4,840)
Other investments                                      73,752           22,911
                                                   ---------------------------
                                                   $1,661,087        1,187,613
                                                   ===========================

NOTE 8: OFFICE PROPERTIES AND EQUIPMENT

Depreciation, computed by the straight line method, amounted to $177,333 for the year ended September 30, 1996, $148,761 for the ten months ended September 30, 1995, and $172,257 for the year ended November 30, 1994. Office properties and equipment are summarized as follows:

                                                    SEPTEMBER 30
                                              1996          1995
----------------------------------------------------------------
Cost:
  Land - Chicago                        $  181,411       181,411
  Land - Burbank                           112,000       112,000
  Land - Schaumburg                        840,000       840,000
  Office building - Chicago                349,113       349,113
  Office building - Burbank                752,773       752,773
  Office building - Schaumburg           1,820,093     1,820,093
  Parking lot improvements                  47,394        47,394
  Furniture, fixtures, and equipment     1,399,919     1,055,464
  Automobiles                               32,880        32,880
                                        ------------------------
                                         5,535,583     5,191,128
                                        ------------------------

Less accumulated depreciation:
  Office building - Chicago                349,113       349,113
  Office building - Burbank                106,494        87,748
  Office building - Schaumburg             194,171       139,791
  Parking lot improvements                  47,394        38,590
  Furniture, fixtures, and equipment       860,964       774,408
  Automobiles                                8,460         2,820
                                        ------------------------
                                         1,566,596     1,392,470
                                        ------------------------
Less valuation allowance:
  Office building - Schaumburg             466,000       466,000
                                        ------------------------
                                        $3,502,987     3,332,658
                                        ========================


NOTE 9: PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following:

                                                        SEPTEMBER 30
                                                  1996          1995
--------------------------------------------------------------------
Current federal and state income
  tax overpayment - net                       $              240,521
Deferred federal and state income
  tax benefit - net (a)                        576,675
Prepaid examination fees                        15,964        14,595
Prepaid federal insurance premiums              72,926        75,982
Other prepaid insurance                         29,047        32,859
Prepaid advertising                             24,510         1,893
Other prepaid expenses                          14,317         9,726
Accounts receivable                              2,602         2,256
                                              ----------------------
                                              $736,041       377,832
                                              ======================

(a) The approximate tax effect of temporary differences that give rise to the Company's net deferred tax asset at September 30, 1996 under SFAS 109 is as follows:

                                                 ASSETS  LIABILITIES        NET
-------------------------------------------------------------------------------
September 30, 1996
Loan fees deferred for financial
  reporting purposes                         $  454,355                 454,355
Bad debt reserves established for
  financial reporting purposes                  141,450                 141,450
Increases to tax bad debt
  reserves since January 1, 1988                           (384,701)   (384,701)
Accelerated depreciation
  for tax purposes                                          (91,842)    (91,842)
Valuation allowance on office building          191,060                 191,060
Unrealized gain on securities
  available for sale                                       (119,740)   (119,740)
Nondeductible incentive plan expense             50,981                  50,981
SAIF special assessment (note 18)               352,600                 352,600
Other items                                                 (17,488)    (17,488)
                                             ----------------------------------
                                             $1,190,446    (613,771)    576,675
                                             ==================================

NOTE 10: DEPOSITS

Deposit accounts are summarized as follows:

                                               SEPTEMBER 30
                                         1996          1995
-----------------------------------------------------------
Passbook accounts                $ 20,385,674    23,349,626
Certificates                       87,823,338    91,815,157
NOW and money market accounts      10,764,323    11,466,977
                                 --------------------------
Total                            $118,973,335   126,631,760
                                 ==========================

The composition of deposit accounts by interest rates is as follows:

                                               SEPTEMBER 30
                                         1996          1995
-----------------------------------------------------------
Non-interest bearing             $    104,237       111,592
2.00 -  3.99%                      22,078,773    25,062,435
4.00 -  4.99                       13,671,245    20,538,241
5.00 -  5.99                       58,439,500    43,642,268
6.00 -  6.99                       15,996,973    26,666,072
7.00 -  7.99                        7,392,701     9,062,551
8.00 -  8.99                          424,211       758,853
9.00 -  9.99                          865,695       789,748
                                 --------------------------
Total                            $118,973,335   126,631,760
                                 ==========================
Weighted average interest rate           5.14%         5.24%
                                 ==========================

A summary of certificates of deposits by maturity is as follows:


                                               SEPTEMBER 30
                                         1996          1995
-----------------------------------------------------------
Within 12 months                 $ 54,076,495    52,700,269
12 months to 24 months             17,541,274    16,622,387
24 months to 36 months             10,141,388    11,037,032
36 months to 48 months              3,993,695     7,800,438
Over 48 months                      2,070,486     3,655,031
                                 --------------------------
Total                            $ 87,823,338    91,815,157
                                 ==========================

Interest expense on deposits consists of the following:

                                                  TEN MONTHS
                                    YEAR ENDED         ENDED   YEAR ENDED
                                  SEPTEMBER 30  SEPTEMBER 30  NOVEMBER 30
                                          1996          1995         1994
-------------------------------------------------------------------------
Passbooks accounts                 $   709,803       642,662      872,372
Certificates                         5,271,871     4,509,964    4,157,912
NOW and money market accounts          444,332       399,005      426,611
                                   --------------------------------------
Total                              $ 6,426,006     5,551,631    5,456,895
                                   ======================================

     The aggregate amount of deposit accounts with a balance of $100,000 or greater was approximately $32,100,000 and $30,000,000 at September 30, 1996 and 1995, respectively. Deposits in excess of $100,000 are not insured by the Federal Deposit Insurance Corporation.

NOTE 11: BORROWED MONEY

Borrowed money consists of the following:

                                                     SEPTEMBER 30
                                                1996         1995
-----------------------------------------------------------------
Federal Home Loan Bank Advances:
Due date and current rates:
  Period ended within 12 months
    Weighted average fixed rate
       of 5.47% at September 30, 1996    $23,500,000    7,000,000
    Weighted average adjustable rate
       of 5.54% at September 30, 1996        600,000    6,500,000
  Period from 12 months to 24 months
    Weighted average fixed rate
       of 6.38% at September 30, 1996      8,500,000    7,000,000
  Period from 24 months to 36 months
    Weighted average fixed rate
       of 6.32% at September 30, 1996      9,000,000    7,000,000
  Period from 36 months to 48 months
    Weighted average fixed rate
       of 6.09% at September 30, 1996      8,000,000    7,000,000
  Period ended thereafter
    Weighted average fixed rate
       of 6.89% at September 30, 1996     10,000,000   11,000,000
                                         ------------------------
                                         $59,600,000   45,500,000
                                         ========================
Weighted average interest rate                 6.05%        6.33%
                                         ========================

See notes 4, 5 and 6 of the consolidated financial statements for collateral securing this indebtedness.
     Interest is accrued on all borrowings and recorded in other liabilities. Interest expense on borrowed money totaled $3,245,920 for the year ended September 30, 1996, $2,445,028 for the ten months ended September 30, 1995 and $2,175,167 for the year ended November 30, 1994.

     In connection with the Company's initial public offering, the Bank established an Employee Stock Ownership Plan (ESOP). The ESOP was funded by the proceeds from a loan from the Company. The loan carries an interest rate of 6.73% and matures in the year 2010. The loan is secured by the shares of the Company purchased with the loan proceeds. The Bank has committed to make contributions to the ESOP sufficient to allow the ESOP to fund the debt service requirements of the loan.

NOTE 12: OTHER LIABILITIES

Other liabilities consist of the following:

                                                    SEPTEMBER 30
                                               1996         1995
----------------------------------------------------------------
Current federal and state income tax
 liability - net                           $ 53,650
Deferred federal and state income tax
 liability - net (a)                                     125,684
Accrued interest on borrowed money          303,600      235,100
Accrued interest on deposits                258,000      613,000
Accrued real estate taxes                   160,000      275,000
Accrued ESOP contribution                                200,000
Accrued SAIF special assessment (note 18)   860,000
Promissory note for capital contribution
 due Kedzie Limited Partnership             497,045
Other accrued expenses                       85,644       79,800
Accrued dividends payable                   216,685
Accounts payable and other items             38,811      186,156
                                         -----------------------
                                         $2,473,435    1,714,740
                                         =======================

(a) The approximate tax effect of temporary differences that give rise to the Company's net deferred tax liability at September 30, 1995 under SFAS 109 is as follows:

                                         ASSETS   LIABILITIES     NET
------------------------------------------------------------------------
September 30, 1995
Loan fees deferred for financial
 reporting purposes                     $590,381                590,381
Bad debt reserves established for
 financial reporting purposes            112,750                112,750
Increases to tax bad debt
 reserves since January 1, 1988                     (384,701)  (384,701)
Accelerated depreciation
 for tax purposes                                    (67,105)   (67,105)
Valuation allowance on office building   191,060                191,060
Unrealized gain on securities
 available for sale                                 (546,530)  (546,530)
Other items                                          (21,539)   (21,539)
                                        -------------------------------
                                        $894,191  (1,019,875)  (125,684)
                                        ===============================

NOTE 13: BENEFIT PLAN

The Bank has a self-administered deferred profit sharing plan which covers all full-time employees over 21 years of age with one or more years of continuous employment. This plan is funded by employer contributions, which are determined annually by the Bank's Board of Directors. A contribution of $100,000 was made for the year ended November 30, 1994, while no contributions were made for the year ended September 30, 1996 or the ten month period ended September 30, 1995.

NOTE 14: DIRECTOR, OFFICER AND
EMPLOYEE PLANS

STOCK OPTION PLAN. On May 9, 1996, the stockholders of the Company approved the Damen Financial Corporation 1996 Stock Option and Incentive Plan. This is an incentive stock option plan for the benefit of the directors, officers and employees of the Company and its affiliates. The number of shares authorized under the Plan is 396,750, equal to 10.0% of the total number of shares issued in the Conversion. As of June 13, 1996, 376,909 options were granted at $11.625 per share, exercisable at a rate of 20% per year commencing May 9, 1997, and expiring ten years from the date of grant, while 19,841 options were reserved for future grants. No options were exercisable as of September 30, 1996.

EMPLOYEE STOCK OWNERSHIP PLAN. In conjunction with the Conversion, the Bank formed an Employee Stock Ownership Plan ("ESOP"). The ESOP covers substantially all employees with more than one year of employment and who have attained the age of 21. The ESOP borrowed $3,174,000 from the Company and purchased 317,400 common shares issued in the Conversion. The Bank will make scheduled discretionary cash contributions to the ESOP sufficient to service the amount borrowed. In accordance with generally accepted accounting principles, the unpaid balance of the ESOP loan, which is comparable to unearned compensation, is reported as a reduction of stockholders' equity. Total contributions by the Bank to the ESOP which were used to fund principal and interest payments on the ESOP debt totaled $609,808 for the year ended September 30, 1996, of which $200,000 had been accrued at September 30, 1995.
     On November 22, 1993, the AICPA issued Statement of Position No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans" ("SOP 93-6"). SOP 93-6 provides guidance for accounting for all ESOPs. SOP 93-6 requires that the issuance or sale of treasury shares to the ESOP be reported when the issuance or sale occurs and that compensation expense be recognized for shares committed to be released to directly compensate employees equal to the fair value of the shares committed. In addition, SOP 93-6 requires that leveraged ESOP debt and related interest expense be reflected in the employer's financial statements. Prior practice was to recognize compensation expense based on the amount of the employer's contributions to the ESOP. SOP 93-6 is effective for fiscal years beginning after December 31, 1992. The application of SOP 93-6 results in fluctuations in compensation expense as a result of changes in the fair value of the Company's common stock; however, any such compensation expense fluctuations will result in an offsetting adjustment to additional paid-in capital. For the year ended September 30, 1996, additional compensation expense of $65,628 was recognized as a result of implementation of this accounting principle.

RECOGNITION AND RETENTION PLAN. On May 9, 1996, the stockholders of the Company approved the Damen Financial Corporation 1996 Recognition and Retention Plan ("RRP"). This plan was established to award shares to directors and to employees in key management positions in order to provide them with a proprietary interest in the Company in a manner designed to encourage such employees to remain with the Company. The number of shares authorized under the Plan is 158,700, equal to 4.0% of the total number of shares issued in the Conversion. These shares were purchased in the open market during the quarter ended June 30, 1996 at a total cost of $1,865,187 . As of June 13, 1996, 138,861 shares were awarded, and will vest at a rate of 20% per year commencing June 13, 1997, while 19,839 shares were reserved for future awards.
     The $1,865,187 contributed to the RRP is being amortized to compensation expense as the plan participants become vested in those shares. For the year ended September 30, 1996, $124,343 had been amortized to expense. The unamortized cost, which is comparable to deferred compensation, is reflected as a reduction of stockholders' equity.

NOTE 15: INCOME TAXES

During the year ended November 30, 1994, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109) which requires a change from the deferred method to the liability method of accounting for income taxes. Under the liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax bases of existing assets and liabilities.
     Among the provisions of SFAS 109 which impact the Company is the tax treatment of bad debt reserves. SFAS 109 provides that a deferred asset is to be recognized for the bad debt reserve established for financial reporting purposes and requires a deferred tax liability to be recorded for increases in the tax bad debt reserve since January 1, 1988, the effective date of certain changes made by the Tax Reform Act of 1986 to the calculation of savings institutions' bad debt deduction. Accordingly, retained earnings at September 30, 1996 includes approximately $3,994,000 for which no deferred federal income tax liability has been recognized.

The provision for income taxes consists of the following:

                                             TEN MONTHS
                               YEAR ENDED      ENDED      YEAR ENDED
                              SEPTEMBER 30  SEPTEMBER 30  NOVEMBER 30
                                  1996          1995         1994
----------------------------------------------------------------------
Current (benefit)                $ 438,031      (210,600)     363,155
Deferred (benefit)                (275,571)      102,394     (579,220)
                                 ------------------------------------
                                 $ 162,460      (108,206)    (216,065)
                                 ====================================

A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:


                                                 TEN MONTHS
                                   YEAR ENDED      ENDED      YEAR ENDED
                                  SEPTEMBER 30  SEPTEMBER 30  NOVEMBER 30
                                      1996          1995         1994
-------------------------------------------------------------------------
Statutory federal
 income tax rate                   34.0%           34.0%        34.0%
State income taxes                  3.1             4.7         (2.5)
Tax-exempt interest income        (22.8)          (40.7)       (56.3)
Tax credits                        (5.4)          (13.2)       (11.2)
Other                              (0.5)            1.6          (.3)
                                  ----------------------------------
Effective income tax rate           8.4%          (13.6)%      (36.3)%
                                  ==================================

Deferred income tax expense (benefit) consists of the following tax effects of timing differences:


                                                   TEN MONTHS
                                     YEAR ENDED      ENDED      YEAR ENDED
                                    SEPTEMBER 30  SEPTEMBER 30  NOVEMBER 30
                                        1996          1995         1994
----------------------------------------------------------------------------

Loan fees                         $ 136,026       113,507       (4,468)
Unrealized loss on
 securities held for sale                                     (630,170)
Book provision for loan losses
 in excess of statutory bad
 debt deduction                     (28,700)      (61,500)
Depreciation                         24,737         7,666       17,002
Compensation related expenses       (50,981)
SAIF special assessment            (352,600)
Other, net                           (4,053)       42,721       38,416
                                  ------------------------------------
                                  $(275,571)      102,394     (579,220)
                                  ====================================

NOTE 16: REGULATORY CAPITAL REQUIREMENTS

On August 9, 1989, the Financial Institution's Reform, Recovery and Enforcement Act of 1989 ("FIRREA") was signed into law. FIRREA mandated that the OTS adopt capital standards which require savings institutions to satisfy three separate capital requirements. Under the requirements, savings institutions must maintain "tangible" capital equal to 1.5% of adjusted total assets, "core" capital equal to 3% of adjusted total assets and a combination of core and "supplementary" capital equal to 8.0% of "risk-weighted" assets.
     For purposes of the regulation at September 30, 1996, the core and tangible capital of Damen Federal Bank for Savings is defined as stockholders' equity, adjusted for investments in non-includable subsidiaries and unrealized gains on debt securities available for sale, net of taxes. Adjusted total assets are the Bank's total assets as determined under generally accepted accounting principles, adjusted for assets of non-includable subsidiaries and unrealized gains on debt securities available for sale, net of taxes.
     In determining compliance with the risk-based capital requirement, the Bank is allowed to use both core capital and supplementary capital provided the amount of supplementary capital used does not exceed the Bank's core capital. Supplementary capital of Damen Federal Bank for Savings is defined to include all of the Bank's general loss allowance. The risk-based capital requirement is measured against risk-weighted assets which equals the sum of each asset and the credit-equivalent amount of each off-balance sheet item after being multiplied by an assigned risk weight.

At September 30, 1996, the Bank's regulatory equity capital was as follows:


                                       TANGIBLE         CORE   RISK-BASED
                                        CAPITAL      CAPITAL      CAPITAL
-----------------------------------------------------------------------------

Stockholders' equity                $37,747,723   37,747,723   37,747,723
Non-includable subsidiaries            (946,000)    (946,000)    (946,000)
Unrealized gain on debt securities
  available for sale, net of taxes     (219,679)    (219,679)    (219,679)
General loss allowances                                           345,000
                                    -------------------------------------
Regulatory capital computed          36,582,044   36,582,044   36,927,044
Minimum capital requirements          3,329,000    6,659,000    6,033,000
                                    -------------------------------------
Regulatory capital excess           $33,253,044   29,923,044   30,894,044
                                    =====================================
Computed capital ratio                    16.48%       16.48%       48.97%
Minimum capital ratio                      1.50         3.00         8.00
                                    -------------------------------------
Regulatory capital excess                 14.98%       13.48%       40.97%
                                    =====================================



NOTE 17: STOCKHOLDERS' EQUITY

As part of the Conversion, the Bank established a liquidation account for the benefit of all eligible depositors who continue to maintain their deposit accounts in the Bank after conversion. In the unlikely event of a complete liquidation of the Bank, each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account, in the proportionate amount of the then current adjusted balance for deposit accounts held, before distribution may be made with respect to the Bank's capital stock. The Bank may not declare or pay a cash dividend to the Company on, or repurchase any of, its capital stock if the effect thereof would cause the retained earnings of the Bank to be reduced below the amount required for the liquidation account. Except for such restrictions, the existence of the liquidation account does not restrict the use or application of retained earnings.
     The Bank's capital exceeds all of the fully phased-in capital requirements imposed by FIRREA. OTS regulations generally provide that an institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution could, after prior notice but without the approval by the OTS, make capital distributions during the fiscal year of up to 100% of its net income to date during the fiscal year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the fiscal year. Any additional capital distributions would require prior regulatory approval.
     Unlike the Bank, the Company is not subject to these regulatory restrictions on the payment of dividends to its stockholders. However, the Company's source of funds for future dividends may depend upon dividends received by the Company from the Bank.

NOTE 18: SAIF SPECIAL ASSESSMENT AND ITS IMPACT ON SAIF INSURANCE PREMIUMS

The deposits of savings associations, such as Damen Federal Bank for Savings, are presently insured by the Savings Association Insurance Fund ("SAIF"), which together with the Bank Insurance Fund ("BIF"), are the two insurance funds administered by the Federal Deposit Insurance Corporation ("FDIC"). Financial institutions which are members of the BIF are experiencing substantially lower deposit insurance premiums because the BIF has achieved its required level of reserves while the SAIF has not yet achieved its required reserves. In order to help eliminate this disparity and any competitive disadvantage due to disparate deposit insurance premium schedules, legislation to recapitalize the SAIF was enacted in September 1996.
     The legislation requires a special one-time assessment of approximately
65.7 cents per $100 of SAIF insured deposits held by the Bank at March 31, 1995. The one-time special assessment has resulted in a charge to earnings of $860,000 during the year ended September 30, 1996. The after-tax effect of this one-time charge to earnings totaled $507,400. The legislation is intended to fully recapitalize the SAIF fund so that commercial bank and thrift deposits will be charged the same FDIC premiums beginning October 1, 1996. As of such date, deposit insurance premiums for highly rated institutions, such as the Bank, have been substantially reduced.

     The Bank, however, will continue to be subject to an assessment to fund repayment of the Financing Corporation's ("FICO") obligations. It is anticipated that the FICO assessment for SAIF insured institutions will be 6.4 cents per $100 of deposits while BIF insured institutions will pay 1.3 cents per $100 of deposits until the year 2000 when the assessment will be imposed at the same rate on all FDIC insured institutions. Accordingly, as a result of the reduction of the SAIF assessment and the resulting FICO assessment, the annual after-tax decrease in assessment costs is expected to be approximately $125,000 based upon a September 30, 1996 assessment base.

NOTE 19: FINANCIAL INSTRUMENTS WITH
OFF-BALANCE SHEET RISK

The Company is a party to various transactions with off-balance sheet risk in the normal course of its business. These transactions are primarily commitments to originate loans and to purchase investment securities. These financial instruments carry varying degrees of credit and interest-rate risk in excess of amounts recorded in the consolidated financial statements.
     Commitments to originate mortgage loans represent amounts which the Bank plans to fund within the normal commitment period of 60 to 90 days. At September 30, 1996, commitments to originate mortgage loans totaled $591,000 with fixed rates ranging from 7.12% to 8.88%. At September 30, 1995, commitments to originate mortgage loans totaled $886,000 with fixed rates ranging from 7.00% to 8.25%. Because the credit worthiness of each customer is reviewed prior to extension of the commitment, the Bank adequately controls their credit risk on these commitments, as it does to loans recorded on the balance sheet. The Bank conducts all of its lending activities in the Chicagoland area which it serves. Management believes the Bank has a diversified loan portfolio and the concentration of lending activities in these local communities does not result in an acute dependency upon economic conditions of the lending region.
     At September 30, 1996, the Bank was committed to fund an additional investment of $1,005,000, through the year 2000, in notes secured by adjustable rate mortgage loans, issued by the Community Investment Corporation. The outstanding commitment to fund this investment totaled $1,281,000 at September 30, 1995. The notes have an average maturity date of approximately twenty years.
     The Bank has issued a letter of credit in the amount of $409,275 for the benefit of the City of Chicago in connection with the Kedzie Limited Partnership (see note 2).

NOTE 20: CONTINGENCIES

The Bank is, from time to time, a party to certain lawsuits arising in the ordinary course of its business, wherein it enforces its security interest. Management, based upon discussions with legal counsel, believes that the Company and the Bank are not engaged in any legal proceedings of a material nature at the present time.

NOTE 21: DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND CASH EQUIVALENTS: For cash and interest-bearing deposits, the carrying amount is a reasonable estimate of fair value.

U.S. GOVERNMENT AND AGENCY SECURITIES: Fair values for securities are based on quoted market prices as published in financial publications.

MORTGAGE-BACKED SECURITIES: Fair values for mortgage-backed securities are based on average quotes received from a third-party broker.

LOANS RECEIVABLE: The fair values of fixed-rate one-to-four family residential mortgage loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions. The fair values for other fixed-rate mortgage loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms and collateral to borrowers of similar credit quality. For adjustable-rate loans which reprice monthly and with no significant change in credit risk, fair values approximate carrying values.

OTHER INVESTMENTS: Fair values for other investments are based on quoted market prices received from third-party sources.

DEPOSIT LIABILITIES: The fair value of demand deposits, passbook accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar original maturities.

BORROWED MONEY: Rates currently available to the Company for debt with similar terms and original maturities are used to estimate fair value of existing debt.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK: Fair values of the Company's off-balance sheet financial instruments, which consists of loan commitments and letters of credit, are based on fees charged to enter into these agreements. As the Company currently charges no fees on these instruments, no estimate of fair value has been made.

The estimated fair values of the Company's financial instruments are as follows:

                                                      CARRYING       FAIR
                                                       AMOUNT        VALUE
-----------------------------------------------------------------------------
September 30, 1996
Financial assets:
 Cash and cash equivalents                       $  1,181,231    1,181,231
 Investment securities                              1,776,979    1,777,000
 Investment securities, available for sale         43,342,710   43,342,710
 Mortgage-backed securities                        35,503,531   34,641,300
 Mortgage-backed securities, available for sale    52,594,450   52,594,450
 Loans receivable, gross                           93,541,172   93,061,700

Financial liabilities:
 Deposits                                         118,973,335  119,065,000
 Borrowed money                                    59,600,000   59,099,400

September 30, 1995
Financial assets:
 Cash and cash equivalents                       $ 20,363,159   20,363,159
 Investment securities                              1,089,775    1,089,800
 Investment securities, available for sale         33,689,700   33,689,700
 Mortgage-backed securities                        42,533,362   41,910,600
 Mortgage-backed securities, available for sale    39,658,434   39,658,434
 Loans receivable, gross                           90,316,800   92,306,400

Financial liabilities:
 Deposits                                         126,631,760  127,433,600
 Borrowed money                                    45,500,000   45,636,500


NOTE 22: CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following condensed statements of financial condition, as of September 30, 1996 and 1995 and condensed statements of earnings and cash flows for the year ended September 30, 1996 and for the period from September 29, 1995 to September 30, 1995 for Damen Financial Corporation, should be read in conjunction with the consolidated financial statements and the notes thereto.


STATEMENTS OF FINANCIAL CONDITION

                                                         SEPTEMBER 30
                                          1996                   1995
---------------------------------------------------------------------
ASSETS
Cash and cash equivalents            $ 1,120,417           16,107,007
Securities available for sale         11,297,960
Loans receivable                       2,762,400            3,174,000
Equity investment in subsidiaries     40,224,816           38,937,503
Prepaid expenses and other assets        272,100
                                     --------------------------------
                                      55,677,693           58,218,510
                                     ================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable                         330,729              121,000
Common stock                              39,675               39,675
Additional paid-in capital            38,280,338           38,280,338
Retained earnings                     21,131,170           19,777,497
Unrealized loss on securities
 available for sale, net of taxes        (52,000)
Treasury stock                        (2,311,375)
Common stock awarded by
 Recognition and Retention Plan       (1,740,844)
                                     --------------------------------
                                     $55,677,693           58,218,510
                                     ================================


STATEMENTS OF EARNINGS
                                                      PERIOD FROM
                                       YEAR ENDED     SEPTEMBER 29, 1995
                                       SEPTEMBER 30,  TO SEPTEMBER 30,
                                       1996           1995
-------------------------------------------------------------------------
Equity in earnings of subsidiaries       $1,287,312
Interest and dividend income              1,085,013
Gain on sale of investment securities
 available for sale                          84,550
Non-interest expense                       (449,733)
Provision for federal and state
 income taxes                              (227,300)
                                         --------------------------------
Net income                               $1,779,842
                                         ================================

STATEMENTS OF CASH FLOWS
                                                         PERIOD FROM
                                          YEAR ENDED     SEPTEMBER 29, 1995
                                          SEPTEMBER 30,  TO SEPTEMBER 30,
                                          1996           1995
-------------------------------------------------------------------------
Operating activities:
 Net income                                $ 1,779,842
 Equity in earnings of subsidiaries         (1,287,312)
 Gain on sale of investment securities
  available for sale                           (84,550)
 Increase in accrued interest receivable      (182,320)
 Decrease in accrued tax
  and other liabilities                        (61,737)
 Amortization of cost of stock benefit
  plans                                        124,343
                                         --------------------------------

Net cash provided by operating activities      288,266
                                         --------------------------------

Investing activities:
Purchase of capital stock of subsidiary                       (19,160,006)
 Loan disbursements                                            (3,174,000)
 Loan repayments                               411,600
Purchase of securities available for sale  (15,581,411)
Proceeds from maturities of investment
  securities available for sale              1,637,563
Proceeds from sales of investment
  securities available for sale              2,643,438
                                         --------------------------------
Net cash provided for investing activities (10,888,810)       (22,334,006)
                                         --------------------------------
Financing activities:
 Net proceeds from sale of common stock                        38,320,013
 Accrued conversion costs                                         121,000
 Dividends paid on common stock               (209,484)
 Purchase of treasury stock                 (2,311,375)
 Purchase of RRP stock                      (1,865,187)
                                         --------------------------------
Net cash provided by (for) financing
 activities                                 (4,386,046)        38,441,013
                                         --------------------------------
Increase (decrease) in cash and
 cash equivalents                          (14,986,590)        16,107,007
Cash and cash equivalents at beginning
 of period                                  16,107,007
                                         --------------------------------
Cash and cash equivalents at end
 of period                                  $1,120,417         16,107,007
                                         ================================

DAMEN FINANCIAL CORPORATION
AND DAMEN FEDERAL BANK FOR SAVINGS



DIRECTORS                                                       OFFICERS

Mary Beth Poronsky Stull                                        Mary Beth Poronsky Stull
Chairman of the Board of the Company,                           President and Chief Executive Officer
President and Chief Executive Officer of the
Company and the Bank                                            Gerald J. Gartner
                                                                Treasurer and Chief Financial Officer
Edward R. Tybor
Chairman of the Board of the Bank, Owner,                       Janine M. Poronsky
Kubina-Tybor Funeral Home, Chicago, Illinois                    Vice President and Corporate Secretary

Gerald J. Gartner                                               Kenneth D. Vanek
Treasurer and Chief Financial Officer of the                    Senior Vice President
Company and the Bank, Director of the Bank

Janine M. Poronsky
Vice President and Corporate Secretary of the
Company and the Bank, Director of the Company

Charles J. Caputo
Owner, Caputo Southwest Cement, Orland Hills, Illinois

Carol A. Diver
Corporate Secretary, Chicago Park District

Mark C. Guinan, M.D.
Retired physician


SHAREHOLDER INFORMATION


CORPORATE OFFICE

200 West Higgins Road
Schaumburg, Illinois 60195-3788

ANNUAL REPORT ON FORM 10-K

A copy of Damen Financial Corporation's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained without charge upon written request to Janine M. Poronsky, Damen Financial Corporation, 200 West Higgins Road, Schaumburg, Illinois 61095, or call (847) 882-5320.

REGISTRAR/TRANSFER AGENT

Communications regarding change of address, transfer of stock and lost certificates should be sent to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

ACCOUNTANTS

Cobitz, VandenBerg & Fennessy
Suite 301
7800 West 95th Street
Hickory Hills, Illinois 60457

LOCAL COUNSEL

Wheeler, Wheeler & Wheeler
Suite 300
6301 South Cass Avenue
Westmont, Illinois 60559

SPECIAL COUNSEL

Silver, Freedman & Taff, L.L.P.
Suite 700 - East Tower
1100 New York Avenue, N.W.
Washington, D.C. 20005


MARKET MAKERS

Chicago Capital, Inc.  Everen Securities, Inc.        Mayer & Schweitzer, Inc.
The Chicago Corp.      Friedman Billings Ramsey & Co. Robert W. Baird & Co. Inc.
Dean Witter            Herzog, Heine, Geduld, Inc.    Rodman & Renshaw, Inc.
Ernst & Co.            Knight Securities, L.P.        Sandler O'Neill & Partners



STOCK LISTING

Damen Financial Corporation's common stock is traded over the counter and is listed on the Nasdaq National Market System under the symbol "DFIN."
At December 10, 1996, there were 3,770,117 shares of Damen Financial Corporation common stock issued and outstanding, and there were approxi-mately 300 holders of record. The table below shows the range of the common stock for each quarter since the common stock began trading on October 2, 1995. These prices do not represent actual transactions and do not include retail markups, markdowns or commissions.

                                                  Per Share
Quarter Ended                             High      Low      Dividends

December 31, 1995(1) ...................  $12.25   $11.25
March 31, 1996 .........................  $11.75   $10.75
June 30, 1996 ..........................  $12.25   $11.25      $.06
September 30, 1996 .....................  $12.13   $11.00      $.06

(1) Reflects the period from October 2 through December 31, 1995.

The stock price information set forth in the table was provided by the National Association of Securities Dealers, Inc. High, low and closing prices and daily volume are reported in most major newspapers.

DIVIDENDS

The Company paid a six cents per share dividend to holders of record on June 30, 1996 and September 30, 1996. The Board of Directors will consider the payment of future cash dividends based on the results of operations and financial condition of the Company, tax considerations, industry standards, economic conditions, regulatory restrictions, general business practices and other factors. See Note 17 of the Notes to the Consolidated Financial Statements for information regarding limitations of the Bank's ability to pay dividends to the Company.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 10:30 a.m., CST on February 21, 1997 at the Schaumburg Golf Club, 401 North Roselle Road, Schaumburg, Illinois.

[DAMEN FINANCIAL CORPORATION LOGO]





DAMEN FEDERAL BANK FOR SAVINGS
OFFICE LOCATIONS

200 W. HIGGINS ROAD
SCHAUMBURG, IL 60195
PHONE (847) 882-5320

5100 S. DAMEN AVENUE
CHICAGO,  IL 60609
PHONE (773) 776-2546

5750 W. 87TH STREET
BURBANK, IL  60459
PHONE (708) 636-7100