Form 10-K, Exhibit 13
period 1997-09-30
DAMEN FINANCIAL CORP
filed 1997-12-29
CIK 947223

EXHIBIT 13

                        ANNUAL REPORT TO SECURITYHOLDERS

                                    CONTENTS

Letter to Shareholders ....................................................    2
Board of Directors and Officers ...........................................    5
Selected Conslidated Financial Information ................................    6
Management's Discussion and Analysis ......................................    8
Report of Independent Auditors ............................................   22
Consolidated Financial Statements .........................................   23
Notes to Consolidated Financial Statements ................................   29
Shareholder Information ...................................................   46

                              FINANCIAL HIGHLIGHTS


                                                    Years Ended September 30
                                                    ------------------------
                                                 1997        1996         1995
                                                 ----        ----         ----
                                                   (dollars in thousands)
Total Assets ...............................   $231,109    $234,555    $232,358
Total Loans ................................     97,244      91,146      87,555
Mortgage-Backed and Other Securities .......    126,028     136,328     119,541
Deposits ...................................    125,746     118,973     126,632
Borrowings .................................     56,500      59,600      45,500
Net Income .................................      1,745       1,780       1,375
Earnings Per Share .........................        .53         .49         .38
Stockholders' Equity .......................     45,939      52,870      55,710
Stockholders' Equity as a Percent of Assets       19.88%      22.54%      23.98%


                                COMPANY PROFILE

     Damen Financial Corporation was incorporated in 1995 and is the holding company for Damen National Bank.

     Damen National Bank has deep roots in the Chicago area. Since 1916, its primary purposes have been to provide a safe, secure place for families to save and to provide affordable home mortgages. Today, it has evolved into a strong community bank still dedicated to its original purposes but with an increasing number of financial products and services designed to meet the growing needs of a diversified customer base.

     Damen Financial Corporation has assets of $231 million and is headquartered in Schaumburg, Illinois. Damen National Bank operates from three offices in the Chicagoland area. The Company's common stock is traded on the NASDAQ Stock Market under the symbol: DFIN.

THIS PAST YEAR USHERED IN A NEW ERA FOR OUR PRINCIPAL SUBSIDIARY AND OPENED THE DOOR TO NEW OPPORTUNITIES FOR DAMEN FINANCIAL CORPORATION


                          MESSAGE TO OUR SHAREHOLDERS

     On February 27, 1997, Damen Federal Bank was granted a new charter to operate as a national bank, Damen National Bank. This change is a key element in our long-term strategy to enhance net income and profitability with a wider array of financial products. These new products can be blended with our more traditional home-related lending programs to give us greater earning power and greater investment flexibility.

     We saw progress in several important areas over the past year. We are pleased to say that we remained profitable and that per share earnings increased. However, profitability and performance are not yet at the levels we feel are possible. While net income for the fiscal year decreased, net income showed significant progress for the last quarter of the fiscal year, a positive trend. Stock repurchases included our successful "Modified Dutch Auction" which was held during March 1997. By necessity, funds had to be set aside for these repurchases, resulting in a lower level of income producing assets. We are encouraged that our net interest income declined by only 4.6% in spite of the $9.8 million for stock repurchases and the more than $1.0 million in dividends paid to shareholders.

     Other encouraging aspects of our operations for fiscal 1997 include an increased book value per share, high asset quality, and the fact that loans and deposits, which remain the conerstone of our banking franchise, have continued to grow.

     At September 30, 1997, book value per share was $14.78, an increase of $.76 from $14.02 at the end of the previous fiscal year. Stockholders' equity decreased from $52.9 million to $45.9 million. The increase in per share value and the decrease in stockholders' equity were both affected by the $9.8 million repurchase of common stock and the payment of $1.0 million in cash dividends. We have continued to pay a quarterly cash dividend of $.06 per share.

     Our assets were $231 million at fiscal year-end. As in the past, the board and management place a great deal of emphasis on asset quality. That quality level remained high as our loan portfolio continued to increase. At year-end, our loan portfolio was $97.2 million, up from $91.1 million at September 30, 1996. Of that amount, only 12 one-hundredths of 1% were considered to be non-performing assets (includes $79,000 real estate owned), a favorable ratio. We remain committed to the communities we serve in providing a continual flow of home mortgage money while maintaining conservative lending standards.

     We are also proud of the niche we fill for low to moderate income neighborhoods. That niche addresses the need for shorter term, lower amount mortgages where we remain very competitive. These secure investments have low delinquency histories. We will not abandon our commitment to our low-to-moderate income communities.

     In spite of heavy competition from stocks and mutual funds, our deposit base continued to grow. Our depositors have displayed their financial needs with deposits that helped us reach a level of $125.7 million, an increase of $6.8 million over last year.

     Our home equity line-of-credit program has been very successful. It gives us a lending product with a variable rate of return that provides a solid interest rate spread. At year-end, over $3.3 million in new home equity lines of credit had been extended with outstanding balances of $2.0 million.

     In keeping with our commitment to maintaining long-term relationships through quality service and quality products, we have introduced securities investment services and financial advice as an option to our customers. These services are made available through our affiliation with INVEST Financial Corporation.

     Capital remains one of our greatest strengths ... far above regulatory requirements even after our repurchases of stock.

--------------------------------------------------------------------------------

IN SPITE OF HEAVY COMPETITION FROM STOCKS AND MUTUAL FUNDS, OUR DEPOSIT BASE CONTINUED TO GROW.

                                   ----------

A commitment to customer service and offering competitive rates have been prine factors in the growth of our deposit base.

We will consider further repurchases of stock when we feel it is advantageous to do so. Our capital is also at a level that continues to enable us to consider the expansion of our curret markets.

     There were no surprises over the last year. Our long-term business plan correctly anticipated the growth levels we achieved as we turned from savings institution to a national bank with a more diverse product line. We also recognize our challenges for the future. As consolidation in the banking business increases, our efforts to find niches in which we can better compete must increase. We must meet the competition from outside sources for our market base. More specifically, we must put our newly created tools to work in the most efficient way so as to produce greater profit levels and maximize the return on shareholder investment. Our goals are clear. We shall continue to seek avenues of maximizing efficiency so as to improve our bottom line.

     The officers and directors of Damen Financial Corporation look to the coming year with enthusiasm. We are grateful to the well-trained, dedicated people who function on your behalf and thank you, our shareholders and customers for your continued support.


Sincerely,


Mary Beth Poronsky Stull
President and Chairman of the Board

--------------------------------------------------------------------------------

AS A LEADER IN MEETING THE CREDIT NEEDS OF OUR LOCAL MARKETS, OUR LENDING PORTFOLIO HAS INCREASED.

                                   ----------

Our local communities continue to demonstrate strong market potential. the diligence of our borrowers has kept the quality of our loans at an excellent level.

              DAMEN FINANCIAL CORPORATION AND DAMEN NATIONAL BANK

Directors
---------

MARY BETH PORONSKY STULL
Chairman of the Board of the Company
President and Chief Executive Officer of the Company and the Bank

EDWARD R. TYBOR
Chairman of the Board of the Bank
Owner, Kubina-Tybor Funeral Home, Chicago,
Illinois

GERALD J. GARTNER(1)
Treasurer and Chief Financial Officer of the Company
Cashier and Chief Financial Officer of the Bank

JANINE M. PORONSKY(2)
Vice President and Corporate Secretary

CHARLES J. CAPUTO
Retired, Former Owner, Caputo Southwest Cement, Orland Hills,
Illinois

CAROL A. DIVER
Corporate Secretary, Chicago Park District

MARK C. GUINAN(1)
Retired Physician

NICHOLAS J. RAINO(2)
Chairman of the Board, Dale, Smith & Associates, Inc.


Executive Officers
------------------

MARY BETH PORONSKY STULL
President and Chief Executive Officer

GERALD J. GARTNER
Treasurer and Chief Financial Officer of the Company
Cashier and Chief Financial Officer of the Bank

JANINE M. PORONSKY
Vice President and Corporate Secretary

KENNETH D. VANEK
Senior Vice President

(1)    Director of the Bank only

(2)    Director of the Company only

               SELECTED CONSOLIDATED FINANCIAL INFORMAT10N

                                                                                  AT SEPTEMBER 30                 AT NOVEMBER 30
      (dollars in thousands)                           1997            1996           1995(1)          1994             1993
      ----------------------                           ----            ----           -------          ----             ----
Selected Financial Condition Data:
Total assets ....................................... $231,109        $234,555        $232,358        $190,643        $183,001
Loans receivable, net ..............................   97,244          91,146          87,555          88,225          84,814
Mortgage-backed securities .........................   84,610          88,098          82,192          67,742          65,262
Tax-exempt securities ..............................   22,493          24,905          20,478          16,711          12,810
Investment securities ..............................   18,925          23,325          16,871          11,483          13,446
Deposits ...........................................  125,746         118,973         126,632         126,210         126,586
Borrowings .........................................   56,500          59,600          45,500          44,000          36,000
Total equity .......................................   45,939          52,870          55,710          17,874          17,406


                                                                                            TEN MONTHS
                                                              YEARS ENDED SEPTEMBER 30  ENDED SEPTEMBER 30    YEAR ENDED NOVEMBER 30
                                                              ------------------------  ------------------    ----------------------
      (dollars in thousands)                          1997       1996         1995       1995(1)     1994        1994         1993
      ----------------------                          ----       ----         ----       -------     ----        ----         ----
Selected Operations Data:
Total interest income ...........................   $ 16,494    $ 16,661    $ 14,029    $ 11,851   $ 10,555    $ 12,723    $ 13,576
Total interest expense ..........................      9,823       9,672       9,397       7,997      6,234       7,632       7,784
                                                    --------    --------    --------    --------   --------    --------    --------
   Net interest income ..........................      6,671       6,989       4,632       3,854      4,321       5,091       5,792
Provision for loan losses .......................         37          70         163         163       --          --          --
                                                    --------    --------    --------    --------   --------    --------    --------
Net interest income after provision for
   loan losses ..................................      6,634       6,919       4,469       3,691      4,321       5,091       5,792
Fees and service charges ........................         42         109          77          69         54          72         129
Gain (loss) on sales of mortgage-backed
   securities and investment securities .........        140          84          (6)          3         48          40         483
Unrealized gain (loss) on mortgage-backed
   securities and investment securities
   held-for-sale ................................       --          --          (892)       --         (645)     (1,537)       --
Other non-interest income .......................         85          74          82          66         83          97         143
                                                    --------    --------    --------    --------   --------    --------    --------
Total non-interest income .......................        267         267        (739)        138       (460)     (1,328)        755
Total non-interest expense ......................      4,816       5,243       3,610       3,032      2,583       3,167       3,383
                                                    --------    --------    --------    --------   --------    --------    --------
Income before taxes and change in
   accounting principles ........................      2,085       1,943         120         797      1,278         596       3,164
Income tax (provision) benefit ..................       (340)       (163)        348         108       (277)        216        (860)
Cumulative effect of change in accounting for
  securities available-for-sale, net of
  tax effect ....................................       --          --           907         907       --          --          --
Cumulative effect of change in accounting for
  income taxes ..................................       --          --          --          --         (253)       (253)       --
Net income ......................................   $  1,745    $  1,780    $  1,375    $  1,812   $    748    $    559    $  2,304
                                                    ========    ========    ========    ========   ========    ========    ========

(1) During 1995, the Company changed its fiscal year end from November 30 to September 30.

                    SELECTED FINANCIAL RATIOS AND OTHER DATA

                                                                     AT OR FOR THE YEARS    AT OR FOR TEN MONTHS  AT OR FOR THE YEAR
                                                                      ENDED SEPTEMBER 30     ENDED SEPTEMBER 30    ENDED NOVEMBER 30
                                                                     -------------------    --------------------  ------------------
                                                             1997      1996         1995      1995(1)      1994     1994       1993
                                                             ----      ----         ----      -------      ----     ----       ----
Selected Financial Ratios and Other Data:
Performance Ratios:
 Return on average assets (ratio of net
  income to average total assets)(2)(3) ...............       .75%      .76%(5)       .69%       .54%       .52%      .30%     1.28%
Return on average stockholders' equity
  (ratio of net income to average
  retained earnings)(2)(3) ............................      3.45      3.21(6)       6.75       4.83       5.27      3.12     14.15
Efficiency ratio(7) ...................................     70.84     61.11         75.35      76.02      57.94     60.20     55.79
Interest rate spread information:
  Average during period ...............................      1.84      1.80          1.89       1.82       2.48      2.42      2.92
  End of period .......................................      1.72      1.70          1.65       1.65       2.08      2.26      2.95
Net interest margin(4) ................................      2.98      3.07          2.41       2.37       2.91      2.84      3.32
Ratio of operating expense to average
  total assets(2) .....................................      2.07      2.23          1.82       1.81       1.69      1.71      1.88
Ratio of average interest-earning
  assets to average interest-
  bearing liabilities .................................      1.26      1.30x         1.11x      1.11x      1.10x     1.10x     1.09x

Per Share Information:
  Book value per share outstanding ....................     14.78     14.02         14.04      14.04        N/A       N/A      N/A
  Earnings per share--primary .........................       .53       .49           .38        .50        N/A       N/A      N/A
  Earnings per share--fully diluted ...................       .53       .49           .38        .50        N/A       N/A      N/A
  Dividends declared per share ........................       .24       .12            --         --        N/A       N/A      N/A

Quality Ratios:
  Non-performing assets to total
    assets at end of period ...........................       .12       .15           .03        .03        .06       .06       .09
  Allowance for loan losses to
    non-performing loans ..............................    168.56     98.42        420.71     420.71     108.13    108.13     80.20
  Allowance for loan losses to
    loans receivable, net .............................       .34       .38           .31        .31        .14       .14       .15

Capital Ratios:
  Stockholders' equity to total
    assets at end of period ...........................     19.88     22.54         23.98      23.98       9.38      9.38      9.51
  Average stockholders' equity
    to average assets .................................     21.73     23.63         10.26      11.16       9.77      9.64      9.04

Other Data:
  Number of full-service offices ......................         3         3             3          3          3         3         3

(1) During 1995, the Company changed its fiscal year end from November 30 to September 30.

(2)  Ratios for the ten month period have been annualized.

(3) Calculated prior to cumulative effect of change in accounting for securities available-for-sale. For ten months ended September 30, 1995, the Company's return on average assets and return on average equity would have been .99% and 87.8%, respectively, if calculated to include the cumulative effect of change in accounting.

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

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

Organization and History

     Damen Financial Corporation, a Delaware corporation (the "Company"), was formed in 1995 at the direction of Damen Federal Bank for Savings (the "Savings Bank") for the purpose of becoming a savings and loan holding company and owning all of the outstanding stock of the Savings Bank issued on September 29, 1995 in connection with the Savings Bank's conversion from the mutual to stock form of organization (the "Conversion"). The Company issued 3,967,500 shares of Common Stock at $10.00 per share in the Conversion. On February 27, 1997, the Savings Bank converted from a federal savings association to a national bank (the "Bank Conversion"), and in connection therewith changed its name to Damen National Bank ("Damen" or the "Bank"). Upon consummation of the Bank Conversion, the Company ceased to be a savings and loan holding company, and became a bank holding company.

     The Bank was organized in 1916 to serve a primarily Slovak community from an office established near 51st Street and South Damen Avenue, on the south side of Chicago. This office has served the community with uninterrupted service since 1916. In 1972 a branch office was opened in Schaumburg, Illinois, a northwest suburb of Chicago. The Schaumburg office is now designated as the "main office". In 1991 a branch office was opened in Burbank, Illinois, a southwest suburb of Chicago. All offices are "full-service" facilities.

Forward-Looking Statements

     When used in this Annual Report the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including, among other things, changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

     The Company does not undertake-and specifically declines any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

General

     The Company conducts no significant business other than holding investment securities and holding the common stock of its subsidiary, the Bank. All references to the Company include the Bank and the Bank's subsidiary, Dasch, Inc., unless otherwise indicated.

     The business of the Company consists primarily of the business of the Bank. The Bank is principally engaged in attracting deposits from the general public and using such deposits, together with other funds, to originate primarily fixed rate one-to four-family residential mortgages and to a much lesser extent, multi-family, commercial real estate and deposit loans primarily in its market area. The Bank also invests in mortgage-backed securities, U.S. Government and Agency securities, tax exempt securities and other investments.

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

     The  operations  of the Company  are  significantly  influenced  by general economic conditions and by policies of financial institution regulatory agencies, including the Office of Thrift Supervision (the "OTS") (before the Bank Conversion) and the Office of the Comptroller of the Company (the "OCC") (after the Bank Conversion) and the FDIC. The Company's cost of funds is influenced by interest rates on competing investments and general market interest rates. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financings may be offered.

     The Bank's basic mission is to provide quality financial products and services in an efficient and caring manner in the communities it serves, and in so doing, create growth opportunities and value to its shareholders. In order to enhance shareholder value, the Company will strive to maintain strength and flexibility through high capital ratios, maintain high asset quality, increase net interest rate spread, control operating expenses and increase efficiency. The Company will consider expanding products and services where feasible and beneficial.

     Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the financial statements and accompanying notes thereto contained elsewhere herein.

Financial Condition

     September 30, 1997 compared to September 30, 1996. Total assets decreased $3.4 million to $231.1 million as of September 30, 1997 from $234.6 million as of September 30, 1996. Loans receivable increased while most categories of investments decreased primarily due to liquidations to fund stock repurchases of $9.8 million during the year. Loans receivable increased by $6.1 million to $97.2 million at September 30, 1997 from $91.1 million at September 30, 1996 primarily due to new mortgage loan originations of $21.0 million and new home equity line of credit loan originations of $2.8 million exceeding loan repayments during the year. Investment securities available-for-sale decreased $7.5 million to $35.9 million from $43.4 million due to maturities and sales of $15.5 million partially offset by purchases of $7.2 million and a net increase in market value of $821,000. Mortgage-backed securities held to maturity decreased $7.6 million to $27.9 million from $35.5 million primarily due to repayments. Mortgage-backed securities available-for-sale increased $4.1 million to $56.7 million as of September 30, 1997 from $52.6 million as of September 30, 1996, which was the result of purchases of $12.2 million and a net increase in market value of $1.2 million exceeding repayments of $7.4 million and sales of $1.8 million. Purchases of mortgage-backed securities included $4.1 million of adjustable rate securities purchased to help reduce interest rate sensitivity.

     Deposits increased by $6.8 million to $125.7 million at September 30, 1997 from $118.9 million at September 30, 1996 due to net deposits of $2.3 million and interest credited of $4.5 million. Borrowings from the Federal Home Loan Bank of Chicago decreased by $3.1 million to $56.5 million at September 30, 1997 from $59.6 million at September 30, 1996. Longer term borrowed money (terms over two years) increased by $2 million while shorter term borrowings decreased $5.1 million. Advance maturities were extended somewhat during the year to take advantage of a relatively flat yield curve and to help reduce interest rate risk.

     Stockholders' equity decreased by $6.9 million to $45.9 million at September 30, 1997 from $52.8 million at September 30, 1996, due primarily to the purchase of treasury stock at a cost of $9.8 million and payment of cash dividends of $1.0 million, partially offset by net income of $1.7 million and an increase of $1.2 million in net unrealized market gains, net of taxes, on investments available for sale. The Company declared cash dividends of six cents per share each quarter for the year ended September 30, 1997. At September 30, 1997 book value per share was $14.78 compared to $14.02 at September 30, 1996.

     September 30, 1996 compared to September 30, 1995. Total assets increased $2.2 million to $234.6 million as of September 30, 1996 from $232.4 million as of November 30, 1995. Loans receivable and most categories of investments increased as proceeds from the Conversion were deployed into loans and longer term investments, thereby reducing cash and interest-bearing deposits by $19.2 million. Investment securities held to maturity increased $687,000 to $1 .8 million at September 30, 1996 from $1.1 million at September 30, 1995 due to additional investments of $785,000 exceeding repayments. Investment securities available-for-sale increased $9.6 million to $43.3 million from $33.7 million due to purchases of $19.6 million, less maturities and sales of $9.7 million and a net decrease in market value of $298,000. Mortgage-backed securities held to maturity decreased $7.0 million to $35.5 million from $42.5 million due primarily to repayments. Mortgage-backed securities available-for-sale increased $12.9 million to $52.6 million as of September 30, 1996 from $39.7 million as of September 30, 1995, which was the result of purchases of $23.0 million exceeding repayments of $8.4 million and sales of $1.0 million and a net decrease in market value of $748,000. Purchases of mortgage-backed securities included $8.6 million of adjustable rate securities purchased to help reduce interest rate sensitivity. Loans receivable increased by $3.6 million to $91.1 million at September 30, 1996 from $87.5 million at September 30, 1995 due primarily to new loans disbursed of $19.8 million exceeding loan repayments during the year.

     Deposits decreased by $7.6 million to $119.0 million at September 30, 1996 from $126.6 million at September 30, 1995 due to net withdrawals of $12.8 million exceeding interest credited, as depositors sought higher returns on other investment products. Borrowings from the Federal Home Loan Bank ("FHLB") of Chicago increased by $14.1 million to $59.6 million at September 30, 1996 from $45.5 million at September 30, 1995. Longer term borrowed money (terms over two years) increased by $2 million while shorter term borrowings increased by
$12.1 million. The proceeds were used primarily to offset net savings withdrawals, and to a lesser extent, to fund loans and investments.

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

Asset/Liability Management

     The Company's profitability is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest-earning assets, such as loans and investments, and its interest expense on interest-bearing liabilities, such as deposits and borrowings. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market rates of interest could adversely affect net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could result in a decrease in net interest income. Finally, a flattening of the "yield curve" (i.e., a decline in the difference between long- and short-term interest rates), could adversely impact net interest income to the extent that the Company's assets have a longer average term than its liabilities.

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

     Until 1990, the Bank's interest rate monitoring efforts were focused primarily on an analysis of the difference or "gap" between the amounts of its assets and liabilities repricing during specific time periods. However, beginning in 1991, the Bank also began to focus on a "Net Portfolio Value" analysis (described below) in order to avoid distortions in gap analysis that could be caused by changes in mortgage loan prepayment speeds and changes in the relationship between long- and short-term interest rates.

     In managing its asset/liability mix, and depending on the relationship between long- and short-term interest rates, market conditions and consumer preference, and in view of its substantial capital position, the Bank may place more emphasis on managing net interest margin than on better matching the interest rate sensitivity of its assets and liabilities in an effort to enhance net interest income.

Management believes that the increased net interest income resulting from a mismatch in the maturity of its asset and liability portfolios can, during periods of declining or stable interest rates and "positively sloped" yield curves, provide high enough returns to justify the increased exposure to sudden and unexpected increases in interest rates. However, in view of the above, the Bank's results of operations and net portfolio values remain vulnerable to increases in interest rates and to declines in the difference between long- and short-term interest rates.

     To the extent consistent with its interest rate spread objectives and market conditions, the Bank attempts to manage its interest rate risk and has taken several steps in this regard. First, a significant portion of the Bank's recent mortgage-backed and related securities acquisitions have been of securities having adjustable interest rates or anticipated average lives of five years or less. As of September 30, 1997, the Bank had $57.7 million of adjustable rate and/or short or intermediate anticipated term (average life projected to be five years or less) mortgage-backed and related securities. Second, the Bank has devoted a portion of its investment securities to instruments having short or intermediate (five years or less) terms. As of September 30, 1997, the Bank had $14.0 million in investment securities maturing or likely to be called in five years or less. Third, the Bank has devoted a portion of its borrowing activity to indebtedness having terms of three years or more. At September 30, 1997, the Bank had $18.0 million of borrowed money due after September 30, 2000. Fourth, a portion of the Bank's deposits consists of passbook accounts, which are considered by management to be somewhat more resistant to interest rate changes than most other types of accounts, and certificates of deposit, having maturities of three years or more. As of September 30, 1997, the Bank had $19.9 million of passbook accounts and $4.9 million of certificates of deposit due after September 30, 2000. Also, although the Bank does not make adjustable-rate loans due to competitive factors, the Bank's fixed-rate lending program is focused on loans with terms of 15 years or less. At September 30, 1997, $79.6 million or 82.1% of the Bank's mortgage loans had original terms of 15 years or less.

     The Bank voluntarily measures its interest rate risk ("IRR") in calculating its risk-based capital. The IRR component of capital is a dollar amount that measures the sensitivity of the Bank's net portfolio value ("NPV") to changes in interest rates. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off balance sheet contracts. Presented below, as of September 30, 1997, is an analysis of the Bank's estimated interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in interest rates, up and down 400 basis points in 100 point increments.


                               NET PORTFOLIO VALUE

 ASSUMED CHANGE
IN INTEREST RATES           $ AMOUNT           $ CHANGE           CHANGE
-----------------           --------           --------           ------
   (basis points)                   (dollars in thousands)
             +400            $22,391          $(18,018)             (45)%
             +300             26,799           (13,609)             (34)
             +200             31,252            (9,156)             (23)
             +100             35,951            (4,457)             (11)
                0             40,408                 0                0
             -100             43,740             3,332                8
             -200             44,717             4,308               11
             -300             46,578             6,169               15
             -400             48,909             8,500               21


     As noted above, the market value of the Bank's net assets would be anticipated to decline significantly in the event of certain designated increases in interest rates. For instance, in the event of a 200 basis point increase in interest rates, NPV is anticipated to fall by $9.2 million or 22.7%. On the other hand, a decrease in interest rates is anticipated to cause an increase in NPV.

     Certain assumptions were made in preparing the table above. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under the various interest rate scenarios. It was also assumed that delinquency rates will not change as a result of changes in interest rates although there can be no assurance that this will be the case. In the event that interest rates change to the designated levels, there can be no assurance that the Bank's assets and liabilities would perform as set forth above. In addition, a change in Treasury rates to the designated levels accompanied by a change in the shape of the Treasury yield curve would cause significantly different changes to the NPV than indicated above.

     During the last several years, the Board has determined to reduce the level of tolerated interest rate risk as measured by the Bank's interest rate sensitivity gap and, beginning in 1991, by the changes to its NPV based upon specified interest rate shocks. The actual and targeted levels of tolerated interest rate risk are reviewed on a quarterly basis and are subject to change depending on economic and competitive factors. The level of interest rate risk in the NPV table set forth above as of September 30, 1997 is within the Bank's current guidelines for tolerated interest rate risk.

Quantitative and Qualitative Disclosure
About Market Risk

     The Company's interest rate risk position is discussed under the heading Asset/Liability Management on page 10. Other types of market risk, such as foreign currency exchange risk and commodity price risk, do not arise in the normal course of the Company's business activities.

Liquidity and Capital Resources

     The Company's principal sources of funds are deposits and borrowings, amortization and prepayment of loan principal and mortgage-backed securities, maturities and sales of investment securities and operations. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan repayments are more influenced by interest rates, floors and caps on adjustable rate loans and mortgage-backed securities, general economic conditions and competition. The Company generally manages the pricing of its deposits to be competitive and to increase core deposit relationships. However, management has from time to time decided not to pay deposit rates that are as high as those of its competitors and, when necessary, to supplement deposits with longer term and/or less expensive alternative sources of funds.

     OCC regulations require the Bank to maintain an adequate level of liquid assets. Liquid assets generally include cash, certain time deposits, and investments "available-for-sale." The Company has historically maintained a significant level of liquid assets. At September 30, 1997, the Company's liquid assets totaled approximately $94.7 million or 41.0% of total assets.

     The Company's most liquid assets are cash and cash equivalents, which consist of short-term, highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash and interest-bearing deposits. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period. At September 30, 1997 and 1996, cash and cash equivalents totaled $2.1 million and $1.2 million respectively.

     Operating activities provided positive cash flows for the years ended September 30, 1997 and 1996 and the ten months ended September 30, 1995.

     The primary investing activities of the Company are originating loans and purchasing mortgage-backed and investment securities. During the years ended September 30, 1997, and 1996 and the ten months ended September 30, 1995, the Company's mortgage loan originations and purchases totaled $23.8 million, $19.8 million and $12.0 million, respectively. Purchases of mortgage-backed and investment securities during the years ended September 30, 1997 and 1996, and the ten months ended September 30, 1995 totaled $19.6 million, $43.5 million and $32.2 million, respectively. A substantial portion of loan originations and purchases of mortgage-backed securities and other investments were funded by proceeds from the sale of the Company's stock in September 1995, loan repayments (including prepayments), the maturity or sale of securities, and borrowed money.

     The primary financing activities of the Company are deposits and borrowings. For the year ended September 30, 1997 deposits increased $6.8 million due to net deposits of $2.3 million and interest credited of $4.5 million. For the year ended September 30, 1996 deposits decreased $7.6 million due to net withdrawals of $12.8 million exceeding interest credited of $5.2 million. For the ten months ended September 30, 1995, deposits increased $422,000 due to net withdrawals of $3.4 million and interest credited of approximately $3.9 million. During the years ended September 30, 1997 and 1996, and the ten months ended September 30,

1995, the Company's net (proceeds less repayments) financing activity with the Federal Home Loan Bank ("FHLB") totaled ($3.1 )million, $14.1 million and $1.5 million respectively.

     Liquidity management is both a daily and a long-term responsibility of management. The Company adjusts its investments in liquid assets based upon management's assessment of (i) expected loan demand, (ii) expected deposit flows, (iii) yields available on interest-earning deposits and investment securities, and (iv) the objectives of its asset/liability management program. Excess liquidity is invested generally in interest-earning overnight deposits and short- to intermediate-term U.S. Government and agency obligations and mortgage-backed securities of short duration. If the Company requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the FHLB of Chicago. The Company anticipates that it will have sufficient funds available to meet current loan commitments. At September 30, 1997, the Company had outstanding loan commitments totaling $5.9 million and unused home equity lines of credit of $1.2 million. See Note 10 of the Notes to Consolidated Financial Statements for details of deposits and certificate maturities.

     The Bank is subject to various regulatory capital requirements imposed by the OCC. At September 30, 1997, the Bank was in full compliance with all applicable capital requirements. See Note 16 of the Notes to Consolidated Financial Statements for a reconciliation of equity capital of the Bank to regulatory capital.

Results of Operations

     The Company's results of operations depend primarily upon the level of net interest income, which is the difference between the interest income earned on its interest-earning assets such as loans and investments, and the costs of the Company's interest-bearing liabilities, primarily deposits and borrowings. Results of operations are also dependent upon the level of the Company's noninterest income, including fee income and service charges, and are affected by the level of its noninterest expenses, including its general and administrative expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them, respectively.

Comparison of Operating Results for the
Years Ended September 30, 1997 and 1996

     General. Net income for the year ended September 30, 1997 totaled $1.7 million, a decrease of $35,000 from net income of $1.8 million for the year ended September 30, 1996. The decrease was primarily due to a decrease in net interest income of $318,000, an increase in noninterest expense of $433,000 (excluding the SAIF special assessment) plus an increase in income tax expense of $177,000, partially offset by the elimination of the SAIF special assessment of $860,000 from the prior year.

     Net Interest Income. Net interest income decreased $318,000 to $6.7 million for the year ended September 30, 1997 from $7.0 million for the prior year. Interest income decreased $167,000 due to a $4.0 million decrease in average interest-earning assets to $223.8 million from $227.8 million, primarily due to the liquidation of assets for stock repurchases of $9.8 million during the year, partially offset by an increase of six basis points in the weighted average yield to 7.37% during the year ended September 30, 1997 from 7.31% the prior year. Interest expense increased by $151,000 for the year ended September 30, 1997 to $9.8 million from $9.7 million the prior year. The increase was due to an increase of $2.3 million in average savings and borrowings in the year ended September 30, 1997 as well as an increase of two basis points in the average cost of funds to 5.53% from 5.51%. A decrease in the net interest margin to 2.98% from 3.07% during the year was primarily due to a significant decrease in the ratio of interest-earning assets to interestbearing liabilities primarily due to treasury stock purchases of $9.8 million which reduced the amount of interest-earning assets by 4.3%.

     Interest Income. Interest income decreased $167,000 to $16.5 million for the year ended September 30, 1997 from $16.7 million for the prior year. The decrease was primarily due to a decrease of $487,000 in interest earned on all categories of investments, dropping to $8.6 million from $9.1 million, due to a reduction in average outstanding balances of $8.3 million to $127.5 million from $135.8 million, partially offset by an increase in the average yield on securities to 6.76% from 6.71%. The decrease in investment income was partially offset by an increase in interest on loans of $269,000 to $7.6 million from $7.3 million which was the result of average outstanding loans of $3.6 million during the year, partially offset by a decrease of four basis points in the average loan yield to 8.22% from 8.26%.

     Interest Expense. Interest expense increased $151,000 to $9.8 million for the year ended September 30, 1997 from $9.7 million for the prior year. Interest on deposits decreased $249,000 as average interest-bearing deposits decreased $4.1 million to $119.4 million for the year ended September 30, 1997 from $123.5 million for the prior year. The cost of savings decreased to 5.18% from 5.21% primarily due to most maturing certificates renewing at lower rates. Interest expense on borrowed money increased $400,000 as the average balance of borrowing from the Federal Home Loan Bank of Chicago increased $6.4 million to $58.3 million for the year ended September 30, 1997 from $51.9 million for the prior year. The cost of borrowings remained unchanged at 6.25%.

     Provision for Loan Losses. The provision for loan losses decreased to $37,000 for the year ended September 30, 1997 from $70,000 for the prior year. The provision is based on a formula which weighs loans by property type and delinquency status. There were no significant individual loans which contributed to the calculation of the allowance and there were no regulatory requests for additional provisions for loan losses during the years ended September 30, 1997 or 1996.

     Other Income. Other income of $267,000 for the year ended September 30, 1997 was unchanged from the prior year. A reduction in loan fees of $67,000, due to a lower number of new loan originations and increased loan costs, (especially for home equity and commercial loans), was partially offset by an increase of $56,000 in gains on sales of investments.

     Other Expenses. Other expenses decreased $427,000 to $4.8 million for the year ended September 30, 1997 from $5.2 million for the prior year primarily due to the SAIF special assessment of $860,000 in 1996 and a reduction in regular FDIC insurance premiums of $180,000 in 1997. These decreases were partially offset by an increase of $465,000 in compensation expenses to $2.7 million from $2.2 million primarily due to the Bank's efforts to develop a commercial loan capability and the additional cost of the RRP benefit plan which began in June 1996. Occupancy and equipment expense increased $110,000 during the year ended September 30, 1997 to $772,000 from $662,000 the prior year. The increase was primarily due to significant repairs and maintenance at the Schaumburg and Burbank offices and increased costs associated with an upgraded computer system installed in the spring of 1996 and two ATM machines installed in the fall of 1996.

     Provision for Income Taxes. The provision for income taxes increased $177,000 for the year ended September 30, 1997 to $340,000 from $163,000 for the prior year. This increase was due to an increase in state income tax due to a reduction in exempt interest on U.S. Government obligations as well as an increase in federal tax due to a reduction in allowable low-income housing tax credits because of a tax loss at the Bank level for the current year created by the SAIF special assessment,

Comparison of Operating Results for the
Years Ended September 30, 1996 and 1995

     General. Net income for the year ended September 30, 1996 totaled $1.8 million, an increase of $405,000 from net income of $1.4 million for the year ended September 30, 1995. The increase was due primarily to an increase in net interest income of $2.4 million and a reduction in the provision for loan losses of $93,000, partially offset by an increase in noninterest expense of $1.6 million (including an $860,000 SAIF special assessment) and an increase in income taxes of $511,000.

     Net Interest Income. Net interest income increased $2.4 million to $7.0 million for the year ended September 30, 1996 from $4.6 million for the same period in 1995. Interest income increased $2.6 million due to increases in average interest-earning assets to $227.8 million from $192.2 million due to proceeds from the Conversion being deployed and an increase in the weighted average yield to 7.31% during the 1996 period from 7.30% during the 1995 period. The increase in interest income was partially offset by an increase in interest expense of $275,000 to $9.7 million for the year ended September 30, 1996 from $9.4 million for the previous year. The increase was the result of an increase in average savings and borrowings in the year ended September 30, 1996 as well as an increase of ten basis points in the average cost of funds to 5.51% from 5.41% the previous year. The increase in the net interest margin during the year was due primarily to a significant increase in the ratio of interest-earning assets to interest-bearing liabilities as the result of the stock conversion in September 1995.

     Interest Income. Interest income increased $2.6 million to $16.6 million for the year ended September 30, 1996 from $14.0 million for the prior year. This increase was primarily due to an increase in the interest earned on mortgage-backed securities of $1.4 million caused by a $15.0 million increase in the average outstanding balance of mortgage-backed securities, as well as an increase in the average yield on these securities to 6.91% from 6.42% as a result of adjustable-rate mortgage-backed securities resetting at higher rates during the year and a greater proportion of higher yielding fixed-rated securities. Interest on tax-exempt securities increased $472,000 as the average outstanding balance of these securities increased to $23.3 million from $17.5 million, and the yield increased to 6.35% for the year ended September 30, 1996 from 5.77% for the prior year. Also, interest on investment securities increased $556,000 as the average balance increased by $13.0 million, but was partially offset by a decrease in the average yield to 6.31% from 8.61%. The average yield on loans increased by seven basis points to 8.26% from 8.19% as new higher yielding fixed-rate loans replaced by lower yielding fixed-rate loans and the average outstanding balance increased by $1.5 million.

     Interest Expense. Interest expense increased $275,000 to $9.7 million for the year ended September 30, 1996 from $9.4 million for the prior year. Interest on deposits decreased $101,000 as average interest-bearing deposits decreased $5.3 million to $123.5 million for the year ended September 30, 1996 from $128.8 million for the prior year. The cost of savings increased to 5.21% from 5.07% due primarily to maturing certificates renewing at higher rates, especially earlier in the year. Also, due in part to the increase in general interest rates, the proportion of the Bank's deposits consisting of noncertificate accounts declined, thus contributing to the increase in the Bank's cost of funds. Interest expense on borrowed money increased $376,000 as the average balance of borrowings from the FHLB of Chicago increased $7.0 million to $52.0 million for the year ended September 30, 1996 from $45.0 million for the prior year, partially offset by a decline in the cost of borrowings to 6.25% from 6.37% due primarily to a greater concentration of shorter-term advances than in the previous year.

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

     Other Income. Other income increased $1.0 million for the year ended September 30, 1996. The increase was primarily the result of a decrease of $892,000 in unrealized losses on securities held-for-sale as the Bank adopted SFAS 115 effective December 1, 1994 and thereafter no longer charged unrealized losses on securities available-for-sale to operations. The cumulative effect of the change of this accounting principle, net of tax, resulted in a one-time $907,000 credit to earnings. Other income increased due to an increase of $90,000 in net gains on mortgage-backed securities available-for-sale.

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

     Provision for Income Taxes. The provision for income taxes increased to $163,000 for the year ended September 30, 1996 from a benefit of $348,000 for the prior year. This increase was due to an increase of $1.8 million in pre-tax income to $1.9 million for the year ended September 30, 1996 from $120,000 for the prior year. The Company realized a tax reduction due to tax-exempt income and low-income housing tax credits.

 Analysis of Net Interest Income

     Net interest income represents the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities. Net interest income depends on the volumes of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

     The following table sets forth certain information relating to average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the most periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented.

                                              Year Ended                      Year Ended                         Year Ended
                                             September 30                    September 30                       September 30
(dollars in thousands)                           1997                            1996                               1995
---------------------             ------------------------------  --------------------------------   -------------------------------
                                    Average    Interest             Average      Interest             Average     Interest
                                  Outstanding   Earned/   Yield/  Outstanding     Earned/   Yield/   Outstanding   earned/    Yield/
                                    Balance       Paid     Rate     Balance        Paid      Rate     Balance        Paid      Rate
                                    -------       ----     ----     -------        ----      ----     -------        ----      ----
Assets
Interest-earning Assets:
 Loans receivable ................ $ 92,931    $  7,642    8.22%    $ 89,288    $  7,373     8.26%    $ 87,820   $  7,191      8.19%
 Mortgage-backed securities ......   87,169       6,061    6.95       88,034       6,082     6.91       73,054      4,690      6.42
 Investment securities ...........   18,015       1,153    6.40       24,440       1,542     6.31       11,447        986      8.61
 Tax-exempt securities ...........   22,236       1,405    6.32       23,341       1,482     6.35       17,508      1,010      5.77
                                     ------       -----    ----       ------       -----     ----       ------      -----      ----
 FHLB and FRB stock ..............    3,452         233    6.75        2,706         182     6.73        2,335        152      6.51
                                                 ------    ----                   ------     ----                  -----       ----
 Total interest-earning assets ...  223,803      16,494    7.37      227,809      16,661     7.31      192,164     14,029      7.30
                                    -------      ------    ----      -------      ------     ----      -------     ------      ----
Noninterest-earning assets .......    9,282                            7,155                             6,508
                                   ========                          =======                           =======
 Total Assets .................... $233,085                          234,964                           198,672

Liabilities and
Equity Capital
Interest-bearing Liabilities:
 Savings deposits ................   20,453         608    2.97       21,662         710     3.28       25,316        806      3.18
 NOW and Money Market Accounts ...   10,380         414    3.99       11,149         444     3.98       11,801        477      4.04
 Certificate accounts ............   88,524       5,155    5.82       90,646       5,272     5.82       91,650      5,244      5.72
                                     ------       -----    ----       ------       -----     ----       ------      -----      ----
 Borrowings ......................   58,328       3,646    6.25       51,950       3,246     6.25       45,024      2,870      6.37
                                                  -----    ----                    -----     ----                   -----      ----
 Total interest-bearing
   liabilities ...................  177,685       9,823    5.53      175,407       9,672     5.51      173,791      9,397      5.41
                                    -------       -----    ----      -------       -----     ----      -------      -----      ----
Noninterest-bearing liabilities ..    4,754                            4,042                             4,504
 Total Liabilities ...............  182,439                          179,449                           178,295
                                    -------                          -------                           -------
 Total Equity ....................   50,646                           55,515                            20,377
                                    =======                         ========                          ========
  Total Equity and Retained
   Earnings ...................... $233,085                         $234,964                          $198,672
                                                 ======                           ======                           ======
 Net interest income .............               $6,671                           $6,989                           $4,632
                                                           ====                              ====                              ====
 Net interest rate spread (3) ....                         1.84%                             1.80%                             1.89%
                                   ========                         ========                          ========
 Net interest-earning assets ..... $ 46,118                         $ 52,402                          $ 18,373

 Net yield on average interest-                            ====                              ====                              ====
   earning assets ................                         2.98%                             3.07%                             2.41%
 Ratio of average interest-
   earnings assets to average                      ====                             ====                              ====
   interest-bearing liabilities ..                 1.26x                            1.30x                             1.11x


                                                       Ten Months Ended
                                                         September 30
                                                            1995(1)
                                            ------------------------------------
                                              Average       Interest
                                            Outstanding      Earned/     Yield/
                                              Balance         Paid        Rate
                                              -------         ----        ----
Assets
Interest-earning Assets:
  Loans receivable ........................   $ 87,775     $  6,000       8.20%
  Mortgage-backed securities ..............     73,829        4,020       6.53
  Investment securities ...................     13,303          748       6.75
  Tax-exempt securities ...................     17,752          953       6.44
                                                ------         ----       ----
  FHLB and FRB stock ......................      2,361          130       6.61
                                                              -----       ----
    Total interest-earning assets .........    195,020       11,851       7.29
                                               -------       ------       ----
Noninterest-earning assets ................      6,313
                                              ========
    Total Assets ..........................   $201,333

Liabilities and
Equity Capital
Interest-bearing Liabilities:
  Savings deposits ........................     24,027          643       3.21
  NOW and Money Market Accounts ...........     12,860          399       3.72
  Certificate accounts ....................     92,471        4,510       5.85
                                                ------        -----       ----
  Borrowings ..............................     45,940        2,445       6.39
                                                              -----       ----
    Total interest-bearing liabilities ....    175,298        7,997       5.47
                                               -------        -----       ----
Noninterest-bearing liabilities ...........      3,570
    Total Liabilities .....................    178,868
                                               -------
    Total Equity ..........................     22,465
                                              ========
      Total Equity and Retained Earnings ..   $201,333
                                                             ======
Net interest income .......................                  $3,854
                                                                          ====
Net interest rate spread(3) ...............                               1.82%
                                              ========
Net interest-earning assets ...............   $ 19,722

Net yield on average interest-earning                                     ====
  assets ..................................                               2.37%

Ratio of average interest-earning
  assets to average interest-bearing                           ====
  liabilities .............................                    1.11x


(1) During 1995, the Company changed its fiscal year end from November 30 to September 30.
(2)  Yield/Rate for the ten months ended September 30, 1995 has been annualized.
(3) Interest rate spread represents the difference between the average rate on interest-earning assets and the average cost of in interest-bearing liabilities.

     The following table presents the weighted average yields earned on loans, investments and other interest-earning assets, and the weighted average rates paid on savings deposits and the resultant interest rate spreads at the dates indicated.

                                       AT          AT          AT            AT
                                  SEPTEMBER 30 SEPTEMBER 30 SEPTEMBER 30  NOVEMBER 30
                                      1997        1996       1995(1)        1994
                                      ----        ----       -------        ----
Weighted average yield on:
  Loans receivable ...............    7.69%      7.58%        7.65%         7.64%
  Mortgage-backed securities .....    7.14%      7.10%        6.97%         6.31%
  Tax-exempt securities ..........    6.24%      6.27%        6.39%         6.53%
  Investment securities ..........    6.62%      6.48%        6.77%         6.72%
  Other interest-earning assets ..    6.63%      5.75%        6.21%         5.60%
     Combined weighted average
       yield on interest-earning
       assets ...................     7.25%      7.14%        7.18%         7.00%
Weighted average rate paid on:
  Savings deposits ..............     2.80%      3.05%        3.05%         3.25%
  NOW and Money Market accounts       3.92%      3.90%        4.23%         4.02%
  Certificate accounts ..........     5.86%      5.78%        5.92%         5.24%
  Borrowings ....................     6.24%      6.05%        6.33%         6.10%
     Combined weighted average
       rate paid on interest-
       bearing liabilities ......     5.53%      5.44%        5.53%         5.06%
  Interest rate spread ..........     1.72%      1.70%        1.65%         1.94%
  Interest rate spread based on
       taxable equivalent yields.
       for tax-exempt securities.     1.91%      1.93%        1.92%         2.26%


During 1995, the Company changed its fiscal year end from November 30 to September 30.


Rate/Volume Analysis of Net Interest Income

     The schedule on the following page presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.


                                               YEARS ENDED SEPTEMBER 30    YEARS ENDED SEPTEMBER 30    TEN MONTHS ENDED SEPTEMBER 30
(dollars in thousands)                               1997 vs. 1996                1996 vs. 1995                1995 vs. 1994
----------------------                       ---------------------------   -------------------------   -----------------------------
                                                  INCREASE (DECREASE)          INCREASE (DECREASE)           INCREASE (DECREASE)
                                                   IN NET INTEREST              IN NET INTEREST               IN NET INTEREST
                                                    INCOME DUE TO                INCOME DUE TO                 INCOME DUE TO
                                             ---------------------------    ------------------------      --------------------------
                                              VOLUME     RATE      TOTAL    VOLUME     RATE    TOTAL      VOLUME     RATE     TOTAL
                                              ------     ----      -----    ------     ----    -----      ------     ----     -----
Interest Income:
  Loans receivable .......................   $  305       (36)      269       120        62       182       103      (195)      (92)
  Mortgage-backed securities .............      (57)       36       (21)    1,014       378     1,392       544       554     1,098
  Investment securities ..................     (411)       22      (389)    1,092      (536)      556       179       (71)      108
  Tax-exempt securities ..................      (70)       (7)      (77)      362       110       472       144        10       154
  FHLB and FRB Stock .....................       50         1        51        25         5        30        22         6        28
                                             ------       ----     ----     -----      ----     -----       ---       ---     -----
   Total interest income .................     (183)       16      (167)    2,613        19     2,632       992       304     1,296
                                             ======       ====     =====    =====      ====     =====       ===       ===     =====

 Interest Expense:
  Savings deposits .......................      (38)      (64)     (102)     (121)       25       (96)      (90)       75       (15)
  NOW and Money Market accounts ..........      (31)        1       (30)      (26)       (7)      (33)       (1)       51        50
  Certificate accounts ...................     (117)       --      (117)      (59)       87        28       375       658     1,033
  Borrowings .............................      400        --       400       432       (56)      376       519       176       695
                                             ------     -----      ----      -----      ----     -----      ---       ---     -----
   Total interest expense ................   $  214       (63)      151       226        49       275       803       960     1,763
                                             ======     =====      ====      =====      ====     =====      ===       ===     =====
 Net interest income .....................                         (318)                        2,357                          (467)
                                                                   ====                         =====                          ====

During 1995,  the Company  changed its fiscal year from November 30 to September
30.

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

Impact of New Accounting Standards

     Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. In December 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 127 ("SFAS No. 127"), "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." The statement delays for one year the implementation of SFAS No. 125, as it relates to (1) secured borrowings and collateral, and (2) for the transfers of financial assets that are part of repurchase agreements, dollar-rolls, securities lending and similar transactions. The Company adopted portions of SFAS No. 125 (those not deferred by SFAS No. 127) effective January 1, 1997. Adoption of these portions did not have a significant effect on the Company's financial condition or results of operations. Based on its review of SFAS No. 125, management does not believe that adoption of the portions of SFAS No. 125 which have been deferred by SFAS No. 127 will have a material effect on the Company.

     Accounting for Earnings Per Share. In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share." This statement establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock. This statement simplifies the standard for computing earnings per share previously found in Accounting Principles Board Opinion ("APB") No. 15, "Earnings Per Share" and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS and fully diluted EPS with diluted EPS. It also requires dual presentation of basic EPS and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

     Basic EPS, unlike primary EPS, excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS under APB No. 15.

     SFAS No. 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997. the following presentation illustrates pro forma basic and diluted earnings per share based on the provisions of SFAS No. 128:


                                                 PERIODS ENDED SEPTEMBER 30
                                             -----------------------------------
                                                1997        1996        1995
                                                ----        ----        ----
Weighted average number of common
  shares outstanding used in basic
  earnings per share calculation ........    3,230,218    3,633,541    3,570,750
Add common stock equivalents for
  shares issuable under Stock Option Plan       71,508        1,293           --
                                             ---------    ---------    ---------
Weighted average number of shares
  outstanding adjusted for common
  stock equivalent ......................    3,301,726    3,634,834    3,570,750
                                             =========    =========    =========

Net income ..............................   $1,745,447    1,779,842    1,812,284
                                             ---------    ---------    ---------
Basic earnings per share ................   $      .54          .49          .50
                                             ---------    ---------    ---------
Diluted earnings per share ..............   $      .53          .49          .50
                                             =========    =========    =========

     Disclosure of Information about Capital Structure. In February 1997, the FASB issued Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure" ("SFAS No. 129"). This statement establishes standards for disclosing information about an entity's capital structure. It supersedes specific disclosure requirements of APB Opinions No. 10, "Omnibus Opinion-1966," and No. 15, "Earnings Per Share," and SFAS No. 47, "Disclosure of Long-Term Obligations," and consolidates them in this statement for ease of retrieval and for greater visibility to nonpublic entities. This statement is effective for financial statements for periods ending after December 15, 1997. It contains no changes in disclosure requirements for entities that were previously subject to the requirements of Opinions No. 10 and No. 15 and SFAS No. 47 and, therefore, is not expected to have a significant impact on the consolidated financial condition or results of operations of the Company.

     Reporting Comprehensive Income. In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). This statement establishes standards for reporting and the display of comprehensive income and its components (revenues, expenses, gains, losses) in a full set of general-purpose financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company has not yet determined the impact of adopting this statement.

     Disclosures about Segments of an Enterprise and Related Information. In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131") which becomes effective for fiscal years beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments and requires enterprises to report selected information about operating segments in interim financial reports. The Company has not yet determined the impact of adopting this statement.

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

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Damen Financial Corporation
Schaumburg, Illinois


     We have audited the consolidated statements of financial condition of Damen Financial Corporation and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of earnings, changes in stockholders' equity, and cash flows for the periods ended September 30, 1997, 1996 and 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Damen Financial Corporation and subsidiaries at September 30, 1997 and 1996, and the results of their operations and their cash flows for the periods ended September 30, 1997, 1996 and 1995 in conformity with generally accepted accounting principles.

/s/ Cobitz, Vandenberg & Fennessy

October 30, 1997
Hickory Hills, Illinois


                                                                                             SEPTEMBER 30               SEPTEMBER 30
                                                                                                 1997                       1996
                                                                                                 ----                       ----
Assets
Cash and amounts due from depository institutions ............................                   500,455                    170,034
Interest-bearing deposits ....................................................                 1,590,529                  1,011,197
                                                                                           -------------              -------------
 Total cash and cash equivalents .............................................                 2,090,984                  1,181,231
Investment securities (fair value:
  1997 - $1,845,400; 1996 - $1,777,000) (note 2) .............................                 1,845,383                  1,776,979
Investment securities, available for sale,
  at fair value (note 3) .....................................................                35,874,298                 43,342,710
Mortgage-backed securities (fair value:
  1997 - $27,548,700; 1996 - $34,641,300) (note 4) ...........................                27,869,570                 35,503,531
Mortgage-backed securities, available for
  sale, at fair value (note 5) ...............................................                56,740,190                 52,594,450
Loans receivable (net of allowance for loan
  losses: 1997 - $332,000; 1996 - $345,000) (note 6) .........................                97,244,031                 91,145,893
Foreclosed real estate .......................................................                    79,000                         --
Stock in Federal Home Loan Bank and
  Federal Reserve Bank of Chicago ............................................                 3,698,500                  3,110,500
Accrued interest receivable (note 7) .........................................                 1,551,284                  1,661,087
Office properties and equipment-net (note 8) .................................                 3,473,326                  3,502,987
Prepaid expenses and other assets (note 9) ...................................                   642,654                    736,041
                                                                                                 -------                    -------
 Total assets ................................................................               231,109,220                234,555,409
                                                                                           =============              =============

Liabilities and Stockholders' Equity
Liabilities:
Deposits (note 10) ...........................................................               125,746,001                118,973,335
Borrowed money (note 11) .....................................................                56,500,000                 59,600,000
Advance payments by borrowers for taxes
  and insurance ..............................................................                   722,141                    638,768
Other liabilities (note 12) ..................................................                 2,202,115                  2,473,435
                                                                                               ---------                  ---------
 Total liabilities ...........................................................               185,170,257                181,685,538
                                                                                             -----------                -----------

Stockholders' Equity:
Preferred stock, $.01 par value; authorized
  100,000 shares; none outstanding ...........................................                        --                         --
Common stock, $.01 par value;  authorized
   4,500,000 shares; 3,967,500 shares
   issued and 3,109,220  shares  outstanding
   at September 30, 1997 and 3,770,117 shares
   outstanding at September 30, 1996 .........................................                    39,675                     39,675
Additional paid-in capital ...................................................                38,452,948                 38,345,966
Retained earnings, substantially restricted ..................................                22,100,190                 21,131,170
Unrealized gain on securities available for
   sale, net of income taxes .................................................                 1,382,560                    167,679
Treasury  stock, at cost (858,280 and
   197,383 shares at September 30,
   1997 and 1996) ............................................................               (12,117,799)                (2,311,375)
Common stock acquired by Employee Stock
   Ownership Plan ............................................................                (2,550,800)                (2,762,400)
Common stock awarded by Recognition and
   Retention Plan ............................................................                (1,367,811)                (1,740,844)
                                                                                              ----------                 ----------
 Total stockholders' equity (notes 16 and 17) ................................                45,938,963                 52,869,871
                                                                                              ----------                 ----------
Commitments and contingencies (notes 19 and 20)
 Total liabilities and stockholders' equity ..................................             $ 231,109,220                234,555,409
                                                                                           =============                ===========

See accompanying notes to consolidated financial statements.

                                                                                 YEAR ENDED           YEAR ENDED    TEN MONTHS ENDED
                                                                                SEPTEMBER 30         SEPTEMBER 30     SEPTEMBER 30
                                                                                    1997                 1996             1995
                                                                                    ----                 ----             ----
Interest income:
    Loans ..............................................................       $  7,641,587           7,372,382           5,999,647
    Mortgage-backed securities .........................................          6,061,307           6,081,879           4,019,530
    Tax-exempt securities ..............................................          1,404,976           1,482,104             952,843
    Interest and dividends on other investments ........................          1,153,274           1,541,742             748,169

    Dividends on FHLB and FRB stock ....................................            232,721             182,342             130,350
                                                                               ------------        ------------        ------------
      Total interest income ............................................         16,493,865          16,660,449          11,850,539
                                                                               ------------          ----------          ----------
Interest expense:
      Deposits .........................................................          6,176,720           6,426,006           5,551,631
      Borrowings .......................................................          3,646,005           3,245,920           2,445,028
                                                                               ------------        ------------        ------------
        Total interest expense .........................................          9,822,725           9,671,926           7,996,659
                                                                               ------------        ------------        ------------
        Net interest income before provision for loan losses ...........          6,671,140           6,988,523           3,853,880
Provision for loan losses ..............................................             36,618              70,000             163,146
                                                                               ------------        ------------        ------------
        Net interest income after provision for loan losses ............          6,634,522           6,918,523           3,690,734
                                                                               ------------        ------------        ------------
Non-interest income:
      Loan fees and service charges ....................................
                                                                                     42,491             108,797              68,818
      Gain (loss) on sale of:
        Mortgage-backed securities, available for sale .................            (17,365)              4,064             (13,553)
        Investment securities, available for sale ......................            157,083              79,509              16,820
      Other income .....................................................             84,866              74,171              66,364
                                                                               ------------        ------------        ------------
        Total non-interest income ......................................            267,075             266,541             138,449
                                                                               ------------        ------------        ------------


(continued on next page)


                                                                                YEAR ENDED           YEAR ENDED     TEN MONTHS ENDED
                                                                               SEPTEMBER 30         SEPTEMBER 30       SEPTEMBER 30
(continued)                                                                        1997                 1996               1995
-----------                                                                        ----                 ----               ----
Noninterest expense:
  Compensation, employee benefits, and related
    expenses (notes 13 and 14) ........................................          $2,655,881           2,190,681           1,500,551
  Advertising and promotion ...........................................             462,815             457,918             320,383
  Occupancy and equipment expense (note 8) ............................             772,045             661,776             526,983
  Data processing .....................................................             122,488             100,862              75,889
  Insurance expense ...................................................              72,727              73,058              55,962
  Federal insurance premiums (note 18) ................................             114,674             295,265             245,714
  SAIF special assessment (note 18) ...................................                  --             860,000                  --
  Legal, audit, and examination services ..............................             272,702             264,659             114,976
  Other operating expenses ............................................             343,019             338,543             191,827
                                                                                 ----------          ----------          ----------
     Total non-interest expense .......................................           4,816,351           5,242,762           3,032,285
                                                                                 ----------          ----------          ----------
 Net income before income taxes and change in
    accounting principle ..............................................           2,085,246           1,942,302             796,898
 Provision for federal and state income taxes
    (benefit) (note 15) ...............................................             339,799             162,460            (108,206)
                                                                                 ----------          ----------          ----------
 Net income before change in accounting principle .....................           1,745,447           1,779,842             905,104
                                                                                 ----------          ----------          ----------
 Cumulative effect of change in accounting for
    securities available for sale, net of tax effect ..................                  --                  --             907,180
      Net income ......................................................          $1,745,447           1,779,842           1,812,284
                                                                                 ==========          ==========          ==========
  Earnings per share - primary
  Income before change in accounting principle ........................          $      .53                 .49                 .25
  Cumulative effect of Change in accounting for
    securities available for sale, net ................................                  --                  --                 .25
                                                                                 ----------          ----------          ----------
      Net income ......................................................          $      .53                 .49                 .50
                                                                                 ==========          ==========          ==========
 Earnings per share - fully diluted
  Income before change in accounting principle ........................          $      .53                 .49                 .25
  Cumulative effect of change in accounting for
    securities available for sale, net ................................                  --                  --                 .25
                                                                                 ----------          ----------          ----------
      Net income ......................................................          $      .53                 .49                 .50
                                                                                 ==========          ==========          ==========

 Dividends declared per common share ..................................          $      .24                  12                  --
                                                                                 ==========          ==========          ==========


See accompanying notes to consolidated financial statements.

                                                                        Unrealized
                                                                      Gain (Loss) on             Common       Common
                                                  Additional            Securities                Stock       Stock
                                           Common  Paid-In    Retained   Available   Treasury    Acquired     Awarded
                                            Stock  Capital    Earnings   For Sale      Stock     By ESOP      By RRP       Total
                                            -----  -------    --------   --------      -----     -------      ------       -----
Balance at November 30, 1994 ............ $    --       --   17,965,213    (91,450)       --          --          --    17,873,763
  Additions (deductions) for the ten
    months ended September 30, 1995:
  Cumulative effect of change in
    accounting for securities available
    for sale, net of tax effect,
    at December 1, 1994 .................                               (1,126,880)                                     (1,126,880)
  Net income ............................                     1,812,284                                                  1,812,284
  Adjustment of securities to fair value,
    net of tax effect ...................                                2,004,800                                       2,004,800
  Net proceeds of common stock issued in
    stock conversion ....................  39,675 38,280,338                                    (3,174,000)             35,146,013
                                          ------- ---------- ---------- ---------- -----------  ----------  ----------  ----------
Balance at September 30, 1995 ...........  39,675 38,280,338 19,777,497    786,470          --  (3,174,000)         --  55,709,980
  Additions (deductions) for the year
    ended September 30, 1996:
  Net income ............................                     1,779,842                                                  1,779,842
  Adjustment of securities to fair value,
    net of tax effect ...................                                 (618,791)                                       (618,791)
  Purchase of treasury stock (197,383
    shares) .............................                                           (2,311,375)                         (2,311,375)
  Purchase of stock for RRP .............                                                                   (1,865,187) (1,865,187)
  Amortization of award of RRP stock ....                                                                      124,343     124,343
  Contribution to fund ESOP loan ........             65,628                                       411,600                 477,228
  Dividends declared on common stock ....                      (426,169)                                                  (426,169)
                                          ------- ---------- ---------- ---------- -----------  ----------  ----------  ----------
Balance at September 30, 1996 ...........  39,675 38,345,966 21,131,170    167,679  (2,311,375) (2,762,400) (1,740,844) 52,869,871
  Additions (deductions) for the year
    ended September 30, 1997:
  Net income ............................                     1,745,447                                                  1,745,447
  Adjustment of securities to fair value,
    net of tax effect ...................                                1,214,881                                       1,214,881
  Tax benefit related to employee stock
    plans ...............................             27,800                                                                27,800
  Purchase of treasury stock (660,897
    shares) .............................                                           (9,806,424)                         (9,806,424)
  Amortization of award of RRP stock ....                                                                      373,033     373,033
  Contribution to fund ESOP loan ........             79,182                                       211,600                 290,782
  Dividends declared on common stock ....                      (776,427)                                                  (776,427)
                                          ------- ---------- ---------- ---------- -----------  ----------  ----------  ----------
Balance at September 30, 1997 ........... $39,675 38,452,948 22,100,190  1,382,560 (12,117,799) (2,550,800) (1,367,811) 45,938,963
                                          ======= ========== ========== ========== ===========  ==========  ==========  ==========

See accompanying notes to consolidated financial statements.

                                                                                 YEAR ENDED       YEAR ENDED    TEN MONTHS ENDED
                                                                                SEPTEMBER 30     SEPTEMBER 30     SEPTEMBER 30
                                                                                    1997             1996             1995
                                                                                ------------     ------------   ----------------
Cash flows from operating activities:
Net income .................................................................    $ 1,745,447        1,779,842        1,812,284
 Adjustments to reconcile net income to net cash from Operating activities:
  Depreciation .............................................................        196,102          177,333          148,761
  Amortization of cost of stock benefit plans ..............................        663,815          601,572               --
  Provision for loan losses ................................................         36,618           70,000          163,146
  Decrease in deferred loan income .........................................       (312,174)        (110,405)         (22,526)
  Federal Home Loan Bank stock dividend ....................................             --               --          (34,300)
  (Increase) decrease in prepaid and deferred federal and state income taxes       (156,187)          18,602          600,783
  (Gain) loss on sale of mortgage-backed securities, available for sale ....         17,365           (4,064)          13,553
  Gain on sale of investment securities, available for sale ................       (157,083)         (79,509)         (16,820)
  Unrealized (gain) loss on securities, held for sale ......................             --               --       (1,537,000)
  (Increase) decrease in accrued interest receivable .......................        109,803         (473,474)        (177,809)
  Increase (decrease) in accrued interest payable ..........................        (16,900)        (286,500)         470,600
  (Increase) decrease in other assets ......................................         15,462          (22,055)         (24,998)
  Increase (decrease) in other liabilities .................................       (725,622)         900,543          402,198
                                                                                -----------      -----------      -----------
Net cash provided by operating activities ..................................      1,416,646        2,571,885        1,797,872
                                                                                -----------      -----------      -----------
Cash flows from investing activities:
  Purchase of investment securities, available for sale ....................     (7,221,615)     (19,553,246)      10,076,434)
  Purchase of investment securities ........................................       (216,326)        (785,126)        (191,498)
  Purchase of mortgage-backed securities, available for sale ...............    (12,178,505)     (22,963,828)     (18,910,930)
  Purchase of mortgage-backed securities ...................................             --         (229,361)      (2,985,736)
  Proceeds from sales of investment securities, available for sale .........      9,472,341        3,133,750          515,000
  Proceeds from sales of mortgage-backed securities, available for sale ....      1,816,256          919,975        1,288,365
  Proceeds from maturities of investment securities, available for sale ....      6,195,769        6,547,993        2,340,706
  Proceeds from maturities of investment securities ........................        147,922           97,922          118,081
  Proceeds from maturities of mortgage-backed securities, available for sale      7,435,734        8,364,322        2,391,513
  Proceeds from maturities of mortgage-backed securities ...................      7,633,961        7,259,192        5,284,201
  Proceeds from redemption of Federal Home Loan Bank stock .................         55,500          130,000               --
  Purchase of Federal Home Loan Bank and Federal Reserve Bank stock ........       (643,500)        (670,500)        (315,700)
  Disbursements for loans ..................................................    (23,846,339)     (19,814,855)     (12,006,880)
  Loan repayments ..........................................................     18,023,757       16,264,628       12,536,002
  Property and equipment expenditures ......................................       (166,441)        (347,662)         (73,026)
                                                                                -----------      -----------      -----------
Net cash provided by (for) investing activities ............................      6,508,514      (21,646,796)     (20,086,336)
                                                                                -----------      -----------      -----------

(continued on next page)

                                                                                 YEAR ENDED       YEAR ENDED    TEN MONTHS ENDED
                                                                                SEPTEMBER 30     SEPTEMBER 30     SEPTEMBER 30
(continued)                                                                         1997             1996             1995
-----------                                                                     ------------     ------------   ----------------
Cash flows from financing activities:
  Net proceeds from sale of common stock .....................................           --               --       35,146,013
  Deposit receipts ...........................................................   80,168,443       66,969,226       67,708,828
  Deposit withdrawals ........................................................  (77,870,072)     (79,780,537)     (71,146,187)
  Interest credited to deposit accounts ......................................    4,474,295        5,152,886        3,858,888
  Proceeds from borrowed money ...............................................  179,400,000      181,100,000       99,200,000
  Repayment of borrowed money ................................................ (182,500,000)    (167,000,000)     (97,700,000)
  Increase (decrease) in advance payments by borrowers for taxes and insurance       83,373       (2,162,546)         958,953
  Purchase of RRP stock ......................................................           --       (1,865,187)              --
  Purchase of treasury stock .................................................   (9,806,424)      (2,311,375)              --
  Dividends paid on common stock .............................................     (965,022)        (209,484)              --
                                                                                -----------      -----------      -----------
Net cash provided by (for) financing activities ..............................   (7,015,407)        (107,017)      38,026,495
                                                                                -----------      -----------      -----------
Increase (decrease) in cash and cash equivalents .............................      909,753      (19,181,928)      19,738,031
Cash and cash equivalents at beginning of period .............................    1,181,231       20,363,159          625,128
                                                                                -----------      -----------      -----------
Cash and cash equivalents at end of period ...................................  $ 2,090,984        1,181,231       20,363,159
                                                                                ===========      ===========      ===========
Cash paid during the period for:
  Interest ...................................................................  $ 9,839,625        9,958,426        7,526,059
  Income taxes ...............................................................      350,142          232,229               --
Non cash investing activities:
  Transfer of loans to foreclosed real estate ................................  $    79,000               --               --
                                                                                ===========      ===========      ===========

See accompanying notes to consolidated financial statements.

1.   Summary of Significant Accounting Policies
     ------------------------------------------

Damen Financial Corporation (the "Company") is a Delaware corporation incorporated on June 30, 1995 for the purpose of becoming the savings and loan holding company for Damen Federal Bank for Savings (the "Savings Bank"). On September 29, 1995, the Savings Bank converted from a mutual to a stock form of ownership, and the Company completed its initial public offering, and, with a portion of the net proceeds, acquired all of the issued and outstanding capital stock of the Savings Bank (the "Conversion"). In addition, management, upon completion of the Conversion, elected to change the Company's fiscal year end from November 30 to September 30. During the current fiscal year, Damen Federal Bank for Savings applied for and received approval from the Office of the Comptroller of the Currency to convert its charter from a federal savings bank to a national bank. Effective February 27, 1997, (the "Savings Bank" converted to a national bank and changed its name to Damen National Bank ("the Bank"), and the Company ceased to be a savings and loan holding company and became a bank holding company.

     The accounting and reporting policies of the Company and its subsidiaries conform to generally accepted accounting principles and to general practice within the financial institution industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following is a description of the more significant policies which the Company follows in preparing and presenting its consolidated financial statements.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary, Damen National Bank and the Bank's wholly owned subsidiary, Dasch, Inc. Significant intercompany balances and transactions have been eliminated in consolidation.

Investment Securities and Mortgage-Backed Securities, Available for Sale

Investment securities available for sale are recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires the use of fair value accounting for securities available for sale or trading and retains the use of the amortized cost method for securities the Company has the positive ability and intent to hold to maturity.

     SFAS No. 115 requires the classification of debt and equity securities into one of three categories: held to maturity, trading, or available for sale. Held to maturity securities are measured at amortized cost. Unrealized gains and losses for trading securities are included in income. Unrealized holding gains and losses on available for sale securities are excluded from income and reported net of taxes as a separate component of stockholders' equity.

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

     Loan origination fees are being deferred in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases'. This statement requires that loan origination fees and direct loan origination costs for a completed loan be netted and then deferred and amortized into interest income as an adjustment of yield.

     The Company has adopted the provisions of SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures". These statements apply to all loans that are identified for evaluation except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment. These loans include, but are not limited to, credit card, residential mortgage and consumer installment loans.

     Under these statements, of the remaining loans which are evaluated for impairment (a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement), there were no material amounts of loans which met the definition of an impaired loan during the year ended September 30, 1997 and no loans to be evaluated for impairment at September 30, 1997,

Allowance for Loan Losses

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

Foreclosed Real Estate

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

Earnings per Share

Earnings per share for the year ended September 30, 1997 was determined by dividing net income for the period by 3,290,145 and 3,301,726, the weighted average number of primary and fully diluted shares of common stock and common stock equivalents outstanding. Stock options are regarded as common stock equivalents and are therefore considered in both primary and fully diluted earnings per share calculations. Common stock equivalents are computed using the treasury stock method. ESOP shares not committed to be released to participants are not considered outstanding for purposes of computing earnings per share amounts.

2.   Investment Securities, Held to Maturity
     ---------------------------------------

Investment securities held to maturity are summarized as follows:

                                                         GROSS      GROSS
                                           AMORTIZED  UNREALIZED  UNREALIZED     FAIR
                                              COST       GAINS      LOSSES      VALUE
                                           ---------  ----------  ----------    -----
SEPTEMBER 30, 1997
Debt securities (a) ..................... $  940,190      10          --        940,200
Investment in limited partnerships (b) ..    905,193       7          --        905,200
                                          ----------     ---         ---      ---------
                                          $1,845,383      17          --      1,845,400
                                          ==========     ===         ===      =========
SEPTEMBER 30, 1996
Debt securities (a) ..................... $  836,328      --          28        836,300
Investment in limited partnerships (b) ..    940,651      49          --        940,700
                                          ----------     ---         ---      ---------
                                          $1,776,979      49          28      1,777,000
                                          ==========     ===         ===      =========

(a) Investment in notes secured by mortgages originated by the Community Investment Corporation and the National Housing Service; the weighted average yield on these notes was 7.65% and 7.00% at September 30, 1997 and 1996, respectively.

(b) Investment in limited partnership ventures for the purpose of investment in low-income housing projects qualifying for tax credits over approximately the next ten years.

3.   Investment Securities, Available for Sale
     -----------------------------------------

This portfolio is being  accounted for at fair value in accordance with SFAS No.
115. A summary of investment securities available for sale is as follows:

                                                  GROSS      GROSS
                                   AMORTIZED   UNREALIZED  UNREALIZED     FAIR
                                      COST        GAINS      LOSSES      VALUE
                                   ---------   ----------  ----------    -----
SEPTEMBER 30, 1997
United States Government
  and agency securities ......... $11,040,166     35,202     24,202   11,051,166
Tax-exempt securities (a) .......  21,095,241  1,397,994         --   22,493,235
Corporate equity securities .....   2,146,891    183,006         --    2,329,897
                                  -----------  ---------    -------   ----------
                                  $34,282,298  1,616,202     24,202   35,874,298
                                  ===========  =========    =======   ==========
SEPTEMBER 30, 1996
United States Government
  and agency securities ......... $15,012,555      8,772    236,772   14,784,555
Tax-exempt securities ...........  24,011,328  1,021,068    127,598   24,904,798
Corporate equity securities .....   3,547,827    105,530         --    3,653,357
                                  -----------  ---------    -------   ----------
                                  $42,571,710  1,135,370    364,370   43,342,710
                                  ===========  =========    =======   ==========

During the year ended September 30, 1997, the Company sold securities realizing gross proceeds of $9,472,341 and gross gains of $321,434 and gross losses of $164,351. Proceeds from the sale of investment securities totaled $3,133,750 for the year ended September 30, 1996, and $515,000 for the ten month period ended

September 30, 1995. Gross gains of $104,824 and $16,820 and gross losses of $25,315 and $-0- were realized for the periods ended September 30, 1996 and 1995, respectively. In addition, during the current period, the increase in net unrealized gains of $821,000, net of the tax effect of $336,610, resulted in a $484,390 credit to stockholders' equity.

(a) Consists of obligations of school, city and park districts and general obligations of various cities and municipalities. All securities carry at least a AA rating due to financial strength or because of insurance enhancements. At September 30, 1997, there were 64 tax-exempt securities with an average balance of approximately $336,000. The largest concentration (approximately $9,975,000) of securities are located within the State of Illinois with the remainder spread throughout the country.

     Tax-exempt securities with a cost basis of $5,612,000 and a fair value of approximately $6,033,000 are pledged as collateral to secure the uninsured portions of various municipalities' certificates of deposit at the Bank as of September 30, 1997.

The contractual maturity of these investments are summarized as follows:

                                                SEPTEMBER 30             SEPTEMBER 30
                                                    1997                     1996
                                           -----------------------  ----------------------
                                            AMORTIZED       FAIR     AMORTIZED      FAIR
                                               COST        VALUE        COST       VALUE
                                            ---------      -----     ---------     -----
TERM TO MATURITY
Due in one year or less .................  $ 2,096,897   2,128,479   3,907,611   3,952,816
Due after one year through five years ...   10,641,030  10,972,237  13,432,689  13,550,809
Due after five years through ten years ..    6,947,655   7,174,873   6,186,134   6,189,207
Due after ten years .....................   14,596,716  15,598,709  19,045,276  19,649,878
                                           -----------  ----------  ----------  ----------
                                           $34,282,298  35,874,298  42,571,710  43,342,710
                                           ===========  ==========  ==========  ==========

4.   Mortgage-Backed Securities, Held to Maturity
     --------------------------------------------

The  investment  in  mortgage-backed  securities  held to  maturity  consists of
collateralized   mortgage   obligations  and  real  estate  mortgage  investment
conduits, and is summarized as follows:

                                                  GROSS      GROSS
                                   AMORTIZED   UNREALIZED  UNREALIZED     FAIR
                                      COST        GAINS      LOSSES      VALUE
                                   ---------   ----------  ----------    -----
SEPTEMBER 30, 1997
CMOs and REMICs
  FHLMC - fixed rate ............ $ 3,334,844       783       11,527   3,324,100
  FNMA - fixed rate (a) .........   5,454,152     8,348       69,200   5,393,300
  Privately issued
    fixed rate (a) ..............   9,752,405    59,630       87,435   9,724,600
    adjustable rate (a) .........   9,328,169     7,737      229,206   9,106,700
                                  -----------    ------      -------  ----------
                                  $27,869,570    76,498      397,368  27,548,700
                                  ===========    ======      =======  ==========
Weighted average interest rate ..        6.85%

SEPTEMBER 30, 1996
CMOs and REMICs
  FHLMC - fixed rate ............ $ 4,459,202        --       86,702   4,372,500
  FNMA - fixed rate .............   6,215,360        --      273,460   5,941,900
  Privately issued
     fixed rate .................  12,845,415    62,203      228,518  12,679,100
     adjustable rate ............  11,983,554     8,246      344,000  11,647,800
                                  -----------    ------      -------  ----------
                                  $35,503,531    70,449      932,680  34,641,300
                                  ===========    ======      =======  ==========
Weighted average interest rate ..        6.87%

(a) Mortgage-backed securities with a cost basis of $3,135,769 and a fair value of approximately $3,128,500 are pledged as collateral to secure advances from the Federal Home Loan Bank of Chicago, and mortgage-backed securities with a cost basis of $534,689 and a fair value of $540,600 are pledged as collateral to secure the uninsured portions of various municipalities' certificates of deposit at the Bank.

5.   Mortgage-Backed Securities, Available for Sale
     ----------------------------------------------

Mortgage-backed securities available for sale are recorded at fair value in accord ance with SFAS No. 115. This portfolio is summarized as follows:

                                                          GROSS      GROSS
                                           AMORTIZED   UNREALIZED  UNREALIZED     FAIR
                                              COST        GAINS      LOSSES      VALUE
                                           ---------   ----------  ----------    -----
SEPTEMBER 30, 1997
FHLMC participation certificates
  adjustable rate (a)(b) ................ $ 3,059,204    171,131      2,487    3,227,848
  fixed rate ............................     741,428     25,010         --      766,438
FNMA participation certificates
  adjustable rate (a)(b) ................   8,549,198    175,493     15,296    8,709,395
  fixed rate (a) ........................     637,108      1,884     16,029      622,963
GNMA participation certificates
  adjustable rate (b) ...................   7,259,175    136,536      1,506    7,394,205
  fixed rate (a)(b) .....................  23,275,018    279,452     39,091   23,515,379
Conventional participation certificates
  adjustable rate .......................   6,658,548    123,256     20,341    6,761,463
CMOs and REMICs
  FNMA - fixed rate (a) .................     742,757      3,767         --      746,524
       - adjustable rate ................   2,101,887      1,630     18,450    2,085,067
Privately issued
  fixed rate ............................   2,962,856         --     51,948    2,910,908
                                          -----------    -------    -------   ----------
                                          $55,987,179    918,159    165,148   56,740,190
                                          ===========    =======    =======   ==========
Weighted average interest rate                   7.28%

                                                          GROSS      GROSS
                                           AMORTIZED   UNREALIZED  UNREALIZED     FAIR
                                              COST        GAINS      LOSSES      VALUE
                                           ---------   ----------  ----------    -----
SEPTEMBER 30, 1996
FHLMC participation certificates
  adjustable rate ....................... $ 4,155,038    122,291      3,719    4,273,610
  fixed rate ............................     868,757      6,603         --      875,360
FNMA participation certificates
  adjustable rate .......................  10,162,121    129,199     40,868   10,250,452
  fixed rate ............................     686,796      4,516     13,850      677,462
GNMA participation certificates
  adjustable rate .......................   6,467,392     24,789     28,084    6,464,097
  fixed rate ............................  18,736,355     22,890    396,914   18,362,331
Conventional participation certificates
  adjustable rate .......................   7,169,611    105,547     42,220    7,232,938
CMOs and REMICs
  FNMA - fixed rate .....................   1,875,500         --     80,500    1,795,000
  Privately issued - fixed rate .........   2,956,459         --    293,259    2,663,200
                                          -----------    -------    -------   ----------
                                          $53,078,029    415,835    899,414   52,594,450
                                          ===========    =======    =======   ==========
Weighted average interest rate ..........        7.25%

(a) Mortgage-backed securities with a cost basis of $4,859,373 and a fair value of approximately $4,941,200 are pledged as collateral to secure the uninsured portions of various municipalities' certificates of deposit at the Bank.

(b) Mortgage-backed securities with a cost basis of $14,623,529 and a fair value of approximately $14,909,400 are pledged as collateral to secure advances from the Federal Home Loan Bank of Chicago.

During the year ended September 30, 1997, the Company sold mortgage-backed securities available for sale realizing gross proceeds of $1,816,256, and losses of $17,365. During the year ended September 30, 1996, the Company sold mortgage-backed securities available for sale realizing gross proceeds of $919,975, profits of $7,829 and losses of $3,765. Proceeds from the sale of mortgage-backed securities totaled $1,288,365 for the ten month period ended September 30, 1995, resulting in losses of $13,553. In addition, during the current period, the increase in net unrealized gains of $1,236,590, net of the tax effect of $506,099, resulted in a $730,491 credit to stockholders' equity.

6.   Loans Receivable
     ----------------

Loans receivable consist of the following:

                                    SEPTEMBER 30            SEPTEMBER 30
                                        1997                    1996
                                    ------------            ------------
Mortgage loans:
  One-to-four family ..............  $79,586,001              77,725,129
  Multi-family ....................   12,237,282              12,239,019
  Non-residential .................    4,573,444               3,316,557
Construction ......................      528,909                      --
                                     -----------              ----------
    Total mortgage loans ..........   96,925,636              93,280,705

Other loans:
  Secured lines of credit .........    2,009,733                      --
  Loans on deposits ...............      226,550                 260,467
  Other ...........................       24,400                      --
                                     -----------              ----------
Total loans receivable ............   99,186,319              93,541,172
                                     -----------              ----------
Less:
  Loans in process ................      338,592                 466,409
  Deferred loan fees ..............    1,271,696               1,583,870
  Allowance for loan losses .......      332,000                 345,000
                                     -----------              ----------
Loans receivable, net .............  $97,244,031              91,145,893
                                     ===========              ==========
Weighted average interest rate ....         7.69%                   7.58%


     There were seven loans delinquent three months or more and nonaccruing totaling $196,966, or .2% of total loans in force as of September 30, 1997. Comparable figures at September 30, 1996 were eight loans totaling $350,528, or
 .4% of total loans. The Bank has established an allowance for loan losses of $332,000 at September 30, 1997 as required by its internal policies.

     For the years ended September 30, 1997 and 1996, and the ten months ended September 30, 1995, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to approximately $16,500, $8,900 and $4,800, respectively.

Activity in the allowance for loan losses is summarized as follows:

                                 YEAR ENDED       YEAR ENDED    TEN MONTHS ENDED
                                SEPTEMBER 30     SEPTEMBER 30     SEPTEMBER 30
                                    1997             1996             1995
                                ------------     ------------   ----------------
Balance, beginning of period ..   $345,000          275,000          125,000
Provision for loan losses .....     36,618           70,000          163,146
Charge-offs ...................    (49,618)              --          (13,146)
                                  --------          -------          -------
Balance, end of period ........   $332,000          345,000          275,000
                                  ========          =======          =======

At September 30, 1997, 1996 and 1995, loans serviced for others amounted to $-0-, $86,015 and $96,365, respectively.

     The Bank is required to maintain qualifying mortgage collateral for the Federal Home Loan Bank of Chicago representing 170 percent of current Bank credit. At September 30, 1997 and 1996 the Bank met this requirement. Qualifying mortgage collateral is defined as fully disbursed, whole first mortgage loans on improved residential property. The mortgages must not be past due more than 90 days. They must not be otherwise pledged or encumbered as security for other indebtedness, and the documents must be in the physical possession or control of the Bank. The documents that govern the determination of the qualifying mortgage collateral are the (a) Federal Home Loan Bank of Chicago's Credit Policy Statement, dated February 1, 1993, and (b) the Advances, Collateral Pledge and Security Agreement between the institution and the Federal Home Loan Bank of Chicago.

7.   Accrued Interest Receivable
     ---------------------------

Accrued interest receivable is summarized as follows:

                                               SEPTEMBER 30       SEPTEMBER 30
                                                   1997               1996
                                               ------------       ------------
U.S. Government and agency securities ........  $  208,801           305,281
Mortgage-backed securities ...................     529,709           574,659
Tax-exempt securities ........................     391,420           468,047
Loans receivable .............................     369,875           248,248
Allowance for uncollected interest on loans ..     (20,436)           (8,900)
Other investments ............................      71,915            73,752
                                                ----------         ---------
                                                $1,551,284         1,661,087
                                                ==========         =========
8.   Office Property and Equipment
     -----------------------------

Depreciation, computed by the straight line method, amounted to $196,102 and $177,333 for the years ended September 30, 1997 and 1996, and $148,761 for the ten months ended September 30, 1995. Office properties and equipment are summarized as follows:

                                            SEPTEMBER 30            SEPTEMBER 30
                                                1997                    1996
                                            ------------            ------------

Cost:
  Land - Chicago .........................   $  181,411                 181,411
  Land - Burbank .........................      112,000                 112,000
  Land - Schaumburg ......................      840,000                 840,000
  Office building - Chicago ..............      349,113                 349,113
  Office building - Burbank ..............      752,773                 752,773
  Office building - Schaumburg ...........    1,821,818               1,820,093
  Parking lot improvements ...............       47,394                  47,394
  Furniture, fixtures, and equipment .....    1,564,635               1,399,919
  Automobiles ............................       32,880                  32,880
                                             ----------               ---------
                                              5,702,024               5,535,583
                                             ----------               ---------
Less accumulated depreciation:
  Office building - Chicago ..............      349,113                 349,113
  Office building - Burbank ..............      125,318                 106,494
  Office building - Schaumburg ...........      249,033                 194,171
  Parking lot improvements ...............       47,394                  47,394
  Furniture, fixtures, and equipment .....      977,740                 860,964
  Automobiles ............................       14,100                   8,460
                                             ----------               ---------
                                              1,762,698               1,566,596
                                             ----------               ---------
Less valuation allowance:
  Office building Schaumburg .............      466,000                 466,000
                                             ----------               ---------
                                             $3,473,326               3,502,987
                                             ==========               =========

9. Prepaid Expenses and Other Assets
------------------------------------

Prepaid expenses and other assets consist of the following:

                                             SEPTEMBER 30       SEPTEMBER 30
                                                 1997               1996
                                             ------------       ------------
Current federal and state income tax
  overpayment--net ........................    $498,750                 --
Deferred federal and state income tax
  benefit--net (a) ........................          --            576,675
Prepaid examination fees ..................      15,860             15,964
Prepaid federal insurance premiums ........      19,115             72,926
Other prepaid insurance ...................      29,229             29,047
Prepaid advertising .......................       1,570             24,510
Other prepaid expenses ....................      76,604             14,317
Accounts receivable .......................       1,526              2,602
                                               --------            -------
                                               $642,654            736,041
                                               ========            =======

(a) The approximate tax effect of temporary differences that give rise to the Company's net deferred tax asset at September 30, 1996 under SFAS 109 is as follows:

SEPTEMBER 30, 1996                                 ASSETS   LIABILITIES   NET
------------------                                 ------   -----------   ---
 Loan fees deferred for financial
    reporting purposes                           $  454,355        --   454,355
 Bad debt reserves established for
    financial reporting purposes                    141,450        --   141,450
 Increases to tax bad debt reserves
    since January 1, 1988                                --  (384,701) (384,701)
 Accelerated depreciation for tax purposes               --   (91,842)  (91,842)
 Valuation allowance on office building             191,060        --   191,060
 Unrealized gain on securities available for sale        --  (119,740) (119,740)
 Nondeductible incentive plan expense                50,981        --    50,981
 SAIF special assessment (note 18)                  352,600        --   352,600
 Other items                                             --   (17,488)  (17,488)
                                                 ----------  --------  --------
                                                 $1,190,446  (613,771)  576,675
                                                 ==========  ========   =======

10. Deposits
------------

Deposit accounts are summarized as follows:

                                                 SEPTEMBER 30       SEPTEMBER 30
                                                     1997               1996
                                                 ------------       ------------
Passbook accounts ........................       $ 19,938,383         20,385,674
Certificates .............................         95,071,195         87,823,338
NOW and money market accounts ............         10,736,423         10,764,323
                                                 ------------        -----------
Total ....................................       $125,746,001        118,973,335
                                                 ============        ===========

The composition of deposit accounts by interest rates is as follows:

                                               SEPTEMBER 30         SEPTEMBER 30
                                                   1997                 1996
                                               ------------         ------------
Noninterest bearing ....................       $     87,231             104,237
2.00 - 3.99% ...........................         21,668,240          22,078,773
4.00 - 4.99 ............................          9,610,160          13,671,245
5.00 - 5.99 ............................         62,247,299          58,439,500
6.00 - 6.99 ............................         29,466,580          15,996,973
7.00 - 7.99 ............................          1,530,587           7,392,701
8.00 - 8.99 ............................            433,888             424,211
9.00 - 9.99 ............................            702,016             865,695
                                               ------------         -----------
Total ..................................       $125,746,001         118,973,335
                                               ============         ===========

Weighted average interest rate .........               5.21%               5.14%

A summary of certificates of deposit by maturity is as follows:

                                                SEPTEMBER 30        SEPTEMBER 30
                                                    1997                1996
                                                ------------        ------------
Within 12 months .......................         $60,259,565         54,076,495
12 months to 24 months .................          23,928,672         17,541,274
24 months to 36 months .................           5,961,203         10,141,388
36 months to 48 months .................           2,650,080          3,993,695
Over 48 months .........................           2,271,675          2,070,486
                                                 -----------         ----------
Total ..................................         $95,071,195         87,823,338
                                                 ===========         ==========

Interest expense on deposits consists of the following:

                                                                     TEN MONTHS
                                       YEAR ENDED     YEAR ENDED        ENDED
                                      SEPTEMBER 30   SEPTEMBER 30   SEPTEMBER 30
                                          1997           1996           1995
                                      ------------   ------------   ------------
Passbook accounts .................    $  607,646        709,803        642,662
Certificates ......................     5,154,822      5,271,871      4,509,964
NOW and money market accounts .....       414,252        444,332        399,005
                                       ----------      ---------      ---------
Total .............................    $6,176,720      6,426,006      5,551,631

The aggregate amount of deposit accounts with a balance of $100,000 or greater was approximately $33,400,000 and $32,100,000 at September 30, 1997 and 1996,
respectively. Deposits in excess of $100,000 are not insured by the Federal Deposit Insurance Corporation.

11. Borrowed Money
------------------

Borrowed money consists of the following:

                                                  SEPTEMBER 30      SEPTEMBER 30
                                                      1997              1996
                                                  ------------      ------------
Federal Home Loan Bank Advances--
Due date and current rates:
  Period ended within 12 months
    Weighted average fixed rate
      of 6.29% at September 30, 1997 .........     $11,500,000       23,500,000
    Weighted average adjustable rate
      of 5.75% at September 30, 1997 .........       7,000,000          600,000
  Period from 12 months to 24 months
    Weighted average fixed rate
      of 6.32% at September 30, 1997 .........       9,000,000        8,500,000
  Period from 24 months to 36 months
    Weighted average fixed rate
      of 6.04% at September 30, 1997 .........      11,000,000        9,000,000
  Period from 36 months to 48 months
    Weighted average fixed rate
      of 6.77% at September 30, 1997 .........       9,000,000        8,000,000
  Period from 48 months and thereafter
    Weighted average fixed rate
      of 6.19% at September 30, 1997 .........       9,000,000       10,000,000
                                                   -----------       ----------
                                                   $56,500,000       59,600,000
                                                   ===========       ==========

 Weighted average interest rate ..............            6.24%            6.05%

See notes 4, 5 and 6 of the consolidated financial statements for collateral securing this indebtedness.

     Interest is accrued on all borrowings and recorded in other liabilities. Interest expense on borrowed money totaled $3,646,005 and $3,245,920 for the years ended September 30, 1997 and 1996, and $2,445,028 for the ten months ended September 30, 1995.

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

12. Other Liabilities
---------------------

Other liabilities consist of the following:
                                                     SEPTEMBER 30   SEPTEMBER 30
                                                         1997           1996
                                                     ------------   ------------
Current federal and state income tax
  liability--net .................................    $       --        53,650
Deferred federal and state income tax
  liability--net (a) .............................       741,537            --
Accrued interest on borrowed money ...............       293,700       303,600
Accrued interest on deposits .....................       251,000       258,000
Accrued real estate taxes ........................       169,000       160,000
Accrued SAIF special assessment (note 18) ........            --       860,000
Promissory note for capital contribution due
  Kedzie Limited Partnership .....................       497,045       497,045
Other accrued expenses ...........................       123,984        85,644
Accrued dividends payable ........................            --       216,685
Accounts payable and other items .................       125,849        38,811
                                                      ----------     ---------
                                                      $2,202,115     2,473,435
                                                      ==========     =========

(a) The approximate tax effect of temporary differences that give rise to the Company's net deferred tax liability at September 30, 1997 under SFAS No. 109 is as follows:

SEPTEMBER 30, 1997                               ASSETS   LIABILITIES     NET
------------------                               ------   -----------     ---
Loan fees deferred for financial
  reporting purposes .........................  $365,007          --    365,007
Bad debt reserves established for financial
  reporting purposes .........................   136,120          --    136,120
Increases to tax bad debt reserves since
  January 1, 1988 ............................        --    (384,701)  (384,701)
Accelerated depreciation for tax purposes ....        --    (132,697)  (132,697)
Valuation allowance on office building .......   191,060          --    191,060
Unrealized gain on securities available
  for sale ...................................        --    (962,449)  (962,449)
Nondeductible incentive plan expense .........    70,200          --     70,200
Other items ..................................        --     (24,077)   (24,077)
                                                --------  ----------   --------
                                                $762,387  (1,503,924)  (741,537)
                                                ========  ==========   ========
13. Benefit Plan
----------------

The Bank has a self-administered deferred profit sharing plan which covers all full-time employees over 21 years of age with one or more years of continuous employment. This plan is funded by employer contributions, which are determined annually by the Bank's Board of Directors. No contributions were made for the periods ended September 30, 1997, 1996 or 1995.

14. Director, Officer and Employee Plans
----------------------------------------

Stock Option Plan. On May 9, 1996, the stockholders of the Company approved the Damen Financial Corporation 1996 Stock Option and Incentive Plan. This is an incentive stock option plan for the benefit of the directors, officers and employees of the Company and its affiliates. The number of shares authorized under the Plan is 396,750, equal to 10.0% of the total number of shares issued in the Conversion. As of June 13, 1996, 376,909 options were granted at $11.63 per share, exercisable at a rate of approximately 20% per year commencing May 9, 1997, and expiring ten years from the date of grant. On April 1, 1997, 19,837 additional options were granted at $14.56 per share, exercisable at a rate of 20% per year commencing April 1, 1998, and expiring ten years from the date of grant. Four options are reserved for future grants. 75,382 options were exercisable as of September 30, 1997. The following is an analysis of the stock option activity for each of the years in the three year period ended September 30, 1997 and the stock options outstanding at the end of the respective periods.

                                                            EXERCISE PRICE
                                             NUMBER    -------------------------
OPTIONS                                    OF SHARES     PER SHARE      TOTAL
-------                                    ---------     ---------      -----
Outstanding at September 30, 1995 .......         0
Granted .................................   376,909        $11.63     $4,383,452
Exercised ...............................         0
Forfeited ...............................         0
                                           --------       -------      ---------
Outstanding at September 30, 1996 .......   376,909         11.63      4,383,452
Granted .................................    19,837         14.56        288,827
Exercised ...............................         0
Forfeited ...............................         0
                                           --------       -------      ---------
Outstanding at September 30, 1997 .......   396,746     $11.63-14.56  $4,672,279
                                            =======     ============  ==========
Exercisable at September 30, 1997 .......    73,661        $11.63     $  856,677
                                             ======        ======     ==========
Options available for future
  grants at September 30, 1997 ..........         4
                                            =======

The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB No. 25) and related interpretations in accounting for its employee stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     The Company implemented SFAS No. 123 "Accounting for Stock-Based Compensation" during the year ended September 30, 1997. The Company will retain its current accounting method for its stock-based compensation plans. This statement will only result in additional disclosures for the Company, and as such, its adoption did not, nor is it expected to have, a material impact on the Company's financial condition or its results of operations.

     The following summarizes the pro forma net income as if the fair value method of accounting for stock-based compensation plans had been utilized:

                                                YEAR ENDED           YEAR ENDED
                                               SEPTEMBER 30         SEPTEMBER 30
                                                   1997                 1996
                                               ------------         ------------
Net income (as reported) ..................     $1,745,447            1,779,842
Pro forma net income ......................      1,664,987            1,753,022

Earnings per share (as reported) ..........           $.53                  .49
Pro forma earnings per share ..............            .51                  .48

The pro forma results presented above may not be representative of the effects reported in pro forma net income for future years.

     The fair value of the option grants for the years ended September 30, 1997 and 1996 was estimated using the Black Scholes Method, using the following assumptions: dividend yield of approximately 2.0%, expected volatility of 10%, risk free interest rate of 6.25%, and an expected life of approximately 10 years during both periods.

Employee Stock Ownership Plan. In conjunction with the Conversion, the Bank formed an Employee Stock Ownership Plan ("ESOP"). The ESOP covers substantially all employees with more than one year of employment and who have attained the age of 21. The ESOP borrowed $3,174,000 from the Company and purchased 317,400 common shares issued in the Conversion. The Bank will make scheduled discretionary cash contributions to the ESOP sufficient to service the amount borrowed. In accordance with generally accepted accounting principles, the unpaid balance of the ESOP loan, which is comparable to unearned compensation, is reported as a reduction of stockholders' equity. Total contributions by the Bank to the ESOP which were used to fund principal and interest payments on the ESOP debt totaled $392,158 and $609,808 for the years ended September 30, 1997 and 1996, respectively.

     On November 22, 1993, the AICPA issued Statement of Position No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans" ("SOP No. 93-6"). SOP No. 93-6 provides guidance for accounting for all ESOPs. SOP No. 93-6 requires that the issuance or sale of treasury shares to the ESOP be reported when the issuance or sale occurs and that compensation expense be recognized for shares committed to be released to directly compensate employees equal to the fair value of the shares committed. In addition, SOP No. 93-6 requires that leveraged ESOP debt and related interest expense be reflected in the employer's financial statements. Prior practice was to recognize compensation expense based on the amount of the employer's contributions to the ESOP. SOP No. 93-6 is effective for fiscal years beginning after December 31, 1992. The application of SOP No. 93-6 results in fluctuations in compensation expense as a result of changes in the fair value of the Company's common stock; however, any such compensation expense fluctuations will result in an offsetting adjustment to additional paid-in capital. For the years ended September 30, 1997 and 1996, additional compensation expense of $79,182 and $65,628 was recognized as a result of implementation of this accounting principle.

Recognition and Retention Plan. On May 9, 1996, the stockholders of the Company approved the Damen Financial Corporation 1996 Recognition and Retention Plan ("RRP"). This plan was established to award shares to directors and to employees in key management positions in order to provide them with a proprietary interest in the Company in a manner designed to encourage such employees to remain with the Company. The number of shares authorized under the Plan is 158,700, equal to 4.0% of the total number of shares issued in the Conversion. These shares were purchased in the open market during the quarter ended June 30, 1996 at a total cost of $1,865,187. As of September 30, 1997, 146,796 shares were awarded, and are vesting at a rate of 20% per year, while 11,904 shares are reserved for future awards.

     The $1,865,187 contributed to the RRP is being amortized to compensation expense as the plan participants become vested in those shares. For the years ended September 30, 1997 and 1996, $373,033 and $124,343 had been amortized to expense. The unamortized cost, which is comparable to deferred compensation, is reflected as a reduction of stockholders' equity.

15. Income Taxes
----------------

The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109) which requires a change from the deferred method to the liability method of accounting for income taxes. Under the liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax bases of existing assets and liabilities.

     Among the provisions of SFAS No. 109 which impact the Company is the tax treatment of bad debt reserves. SFAS No. 109 provides that a deferred asset is to be recognized for the bad debt reserve established for financial reporting purposes and requires a deferred tax liability to be recorded for increases in the tax bad debt reserve since January 1, 1988, the effective date of certain changes made by the Tax Reform Act of 1986 to the calculation of savings institutions' bad debt deduction. Accordingly, retained earnings at September 30, 1997 includes approximately $3,994,000 for which no deferred federal income tax liability has been recognized.

The provision for income taxes consists of the following:
                                                                     TEN MONTHS
                                     YEAR ENDED      YEAR ENDED         ENDED
                                    SEPTEMBER 30    SEPTEMBER 30    SEPTEMBER 30
                                        1997            1996            1995
                                    ------------    ------------    ------------
Current (benefit) ..............     $(136,703)        438,031        (210,600)
Deferred (benefit) .............       476,502        (275,571)        102,394
                                     ---------        --------        --------
                                     $ 339,799         162,460        (108,206)
                                     =========         =======        ========

A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:
                                                                     TEN MONTHS
                                       YEAR ENDED     YEAR ENDED        ENDED
                                      SEPTEMBER 30   SEPTEMBER 30   SEPTEMBER 30
                                          1997           1996           1995
                                      ------------   ------------   ------------
 Statutory federal income tax rate ..     34.0%          34.0%          34.0%
 State income taxes .................      4.6            3.1            4.7
 Tax-exempt interest income .........    (22.9)         (22.8)         (40.7)
 Tax credits ........................       --           (5.4)         (13.2)
 Other ..............................        6           (0.5)           1.6
                                          ----           ----            ---
 Effective income tax rate...........     16.3%           8.4%         (13.6)%
                                          ====            ===          =====

Deferred income tax expense (benefit) consists of the following tax effects of timing differences:
                                                                     TEN MONTHS
                                     YEAR ENDED      YEAR ENDED         ENDED
                                    SEPTEMBER 30    SEPTEMBER 30    SEPTEMBER 30
                                        1997            1996            1995
                                    ------------    ------------    ------------
Loan fees .........................   $ 89,348        136,026        113,507
Book provision for loan losses
  less than (in excess of) tax
  bad debt deduction ..............      5,330        (28,700)       (61,500)
Depreciation ......................     40,855         24,737          7,666
Compensation related expenses .....    (19,219)       (50,981)            --
SAIF special assessment ...........    352,600       (352,600)            --
Other, net ........................      7,588         (4,053)        42,721
                                      --------       --------        -------
                                      $476,502       (275,571)       102,394
                                      ========       ========        =======

16. Regulatory Capital Requirements
-----------------------------------

Capital standards require banks to satisfy two separate capital requirements. Under these standards, banks must maintain "core" (Tier 1) capital equal to 3.0% of adjusted total assets, and a combination of core and "supplementary" (Tier 2) capital equal to 8.0% of "risk-weighted" assets. For purposes of meeting the core and risk-based capital ratios, the stockholders' equity of Damen National Bank must be adjusted for unrealized gains on debt and equity securities available for sale, net of taxes. Adjusted total assets are the Bank's total assets as determined under general accepted accounting principles, adjusted for unrealized gains on debt and equity securities available for sale, net of taxes.

     In determining compliance with the risk-based capital requirement, the Bank is allowed to use both core capital and supplementary capital provided the amount of supplementary capital used does not exceed the Bank's core capital. Supplementary capital of Damen National Bank is defined to include all of the Bank's general loss allowance. The risk-based capital requirement is measured against risk-weighted assets which equals the sum of each asset and the credit-equivalent amount of each off-balance sheet item after being multiplied by an assigned risk weight.

     At September 30, 1997 and 1996, the Bank's regulatory equity capital was as follows:

SEPTEMBER 30, 1997                              CORE CAPITAL  RISK-BASED CAPITAL
------------------                              ------------  ------------------
Stockholders' equity .........................  $ 40,630,341      40,630,341
Unrealized gain on debt and equity securities
  available for sale, net of taxes ...........    (1,288,560)     (1,288,560)
General loss allowances ......................            --         332,000
                                                  ----------         -------
Regulatory capital computed ..................    39,341,781      39,673,781
Minimum capital requirements .................     6,724,000       6,998,000
                                                   ---------       ---------
Regulatory capital excess ....................  $ 32,617,781      32,675,781
                                                ============      ==========
Computed capital ratio .......................         17.55%          45.35%
Minimum capital ratio ........................          3.00            8.00
                                                        ----            ----
Regulatory capital excess ....................         14.55%          37.35%
                                                       =====           =====

SEPTEMBER 30, 1996                              CORE CAPITAL  RISK-BASED CAPITAL
------------------                              ------------  ------------------
Stockholders' equity .........................  $ 37,747,723      37,747,723
Unrealized gain on debt and equity securities
  available for sale, net of taxes ...........      (219,679)       (219,679)
General loss allowances ......................            --         345,000
                                                  ----------         -------

Regulatory capital computed ..................    37,528,044      37,873,044
Minimum capital requirements .................     6,659,000       6,033,000
                                                   ---------       ---------

Regulatory capital excess ....................  $ 30,869,044      31,840,044

Computed capital ratio .......................         16.91%          50.22%
Minimum capital ratio ........................          3.00            8.00
                                                        ----            ----

Regulatory capital excess ....................         13.91%          42.22%
                                                       =====           =====

17. Stockholders' Equity
------------------------

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

     In addition, the Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration and payment would otherwise violate regulatory requirements.

     Unlike the Bank, the Company is not subject to these regulatory restrictions on the payment of dividends to its stockholders. However, the Company's source of funds for future dividends may depend upon dividends received by the Company from the Bank.

18. SAIF Special Assessment and its Impact on SAIF Insurance Premiums
---------------------------------------------------------------------

The deposits of Damen National Bank, are presently insured by the Savings Association Insurance Fund ("SAIF"), which together with the Bank Insurance Fund ("BIF"), are the two insurance funds administered by the Federal Deposit Insurance Corporation ("FDIC"). Financial institutions which are members of the BIF are experiencing substantially lower deposit insurance premiums because the BIF has achieved its required level of reserves while the SAIF has not yet achieved its required reserves. In order to help eliminate this disparity and any competitive disadvantage due to disparate deposit insurance premium schedules, legislation to recapitalize the SAIF was enacted in September 1996.

     The legislation  required a special  one-time  assessment of  approximately
65.7 cents per $100 of SAIF insured deposits held by the Bank at March 31, 1995. The one-time special assessment had resulted in a charge to earnings of $860,000 during the year ended September 30, 1996. The after-tax effect of this one-time charge to earnings totaled $507,400. The legislation is intended to fully recapitalize the SAIF fund so that commercial bank and thrift deposits are charged the same FDIC premiums beginning January 1, 1997. As of such date, deposit insurance premiums for highly rated institutions, such as the Bank, have been substantially reduced.

     The Bank, however, will continue to be subject to an assessment to fund repayment of the Financing Corporation's ("FICO") obligations. The FICO assessment for SAIF insured institutions will be 6.48 cents per $100 of deposits while BIF insured institutions will pay 1.52 cents per $100 of deposits until the year 2000 when the assessment will be imposed at the same rate on all FDIC insured institutions.

19. Financial Instruments with Off-Balance Sheet Risk
-----------------------------------------------------

The Company is a party to various transactions with off-balance sheet risk in the normal course of its business. These transactions are primarily commitments to originate or purchase loans. These financial instruments carry varying degrees of credit and interest-rate risk in excess of amounts recorded in the consolidated financial statements.

     Commitments to originate mortgage loans totaling $5,938,000 at September 30, 1997 represent amounts which the Bank plans to fund within the normal commitment period of 60 to 90 days. Of this amount, $3,595,000 are in fixed rate commitments with rates ranging from 7.35% to 9.25%, and $2,343,000 are in adjustable rate commitments. At September 30, 1996, commitments to originate mortgage loans totaled $591,000 with fixed rates ranging from 7.12% to 8.88%. Because the credit worthiness of each customer is reviewed prior to extension of the commitment, the Bank adequately controls their credit risk on these commitments, as it does to loans recorded on the balance sheet. The Bank conducts all of its lending activities in the Chicagoland area which it serves. Management believes the Bank has a diversified loan portfolio and the concentration of lending activities in these local communities does not result in an acute dependency upon economic conditions of the lending region.

     The Bank has approved, but unused, equity lines of credit of approximately $1,243,000 at September 30, 1997. Approval of lines of credit is based upon underwriting standards and limitations similar to conventional lending.

     At September 30, 1997, the Bank was committed to fund an additional investment of $798,000, through the year 2000, in notes secured by adjustable rate mortgage loans, issued by the Community Investment Corporation. The outstanding commitment to fund this investment totaled $1,005,000 at September 30, 1996. The notes have an average maturity date of approximately twenty years.

     The Bank has issued a letter of credit in the amount of $409,275 for the benefit of the City of Chicago in connection with the Kedzie Limited Partnership (see note 2).

20. Contingencies
-----------------

The Bank is, from time to time, a party to certain lawsuits arising in the ordinary course of its business, wherein it enforces its security interest. Management, based upon discussions with legal counsel, believes that the Company and the Bank are not engaged in any legal proceedings of a material nature at the present time.

21. Disclosures About the Fair Value of Financial Instruments
-------------------------------------------------------------

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

The estimated fair values of the Company's financial instruments are as follows:

                                    SEPTEMBER 30              SEPTEMBER 30
                                        1997                      1996
                             -------------------------  ------------------------
                               CARRYING        FAIR      CARRYING        FAIR
                                AMOUNT        VALUE       AMOUNT        VALUE
                             ------------  -----------  -----------  -----------
Financial assets:
 Cash and cash equivalents . $  2,090,984    2,090,984    1,181,231    1,181,231
 Investment securities .....    1,845,383    1,845,400    1,776,979    1,777,000
 Investment securities,
   available for sale ......   35,874,298   35,874,298   43,342,710   43,342,710
 Mortgage-backed securities    27,869,570   27,548,700   35,503,531   34,641,300
 Mortgage-backed securities,
   available for sale ......   56,740,190   56,740,190   52,594,450   52,594,450
 Loans receivable, gross ...   99,186,319   99,702,100   93,541,172   93,061,700

Financial liabilities:
 Deposits ..................  125,746,001  126,401,100  118,973,335  119,065,000
 Borrowed money ............   56,500,000   55,817,800   59,600,000   59,099,400

22. Condensed Parent Company Only
Financial Statements
---------------------------------

The following condensed statements of financial condition, as of September 30, 1997 and 1996, and condensed statements of cash flows and earnings for the years ended September 30, 1997 and 1996 and for the period from September 29, 1995 to September 30, 1995 for Damen Financial Corporation, should be read in conjunction with the consolidated financial statements and the notes thereto.

Statements of Financial Condition
---------------------------------
                                                 SEPTEMBER 30       SEPTEMBER 30
                                                     1997               1996
                                                 ------------       ------------
Assets
Cash and cash equivalents ..................     $   983,285          1,120,417
Securities available for sale ..............       1,808,310         11,297,960
Loans receivable ...........................       2,550,800          2,762,400
Equity investment in subsidiaries ..........      41,747,771         40,224,816
Prepaid expenses and other assets ..........          63,112            272,100
                                                 -----------         ----------
                                                  47,153,278         55,677,693
                                                  ==========         ==========

                                                 SEPTEMBER 30       SEPTEMBER 30
                                                     1997               1996
                                                 ------------       ------------
Liabilities and Stockholders' Equity
Accounts payable ...........................          96,885            330,729
Common stock ...............................          39,675             39,675
Additional paid-in capital .................      38,308,138         38,280,338
Retained earnings ..........................      22,100,190         21,131,170
Unrealized gain (loss) on securities
  available for sale, net of taxes .........          94,000            (52,000)
Treasury stock .............................     (12,117,799)        (2,311,375)
Common stock awarded by Recognition
  and Retention Plan .......................      (1,367,811)        (1,740,844)
                                                 -----------         ----------
                                                 $47,153,278         55,677,693
                                                 ===========         ==========

Statements of Cash Flows
------------------------

                                                                                  PERIOD FROM
                                                     YEAR ENDED    YEAR ENDED     SEPTEMBER 29
                                                    SEPTEMBER 30  SEPTEMBER 30  TO SEPTEMBER 30
                                                        1997          1996            1995
                                                    ------------  ------------  ---------------
Operating activities:
  Net income ...................................... $ 1,745,447     1,779,842             --
  Equity in earnings of subsidiaries ..............  (1,522,955)   (1,287,312)            --
  Gain on sale of investment securities,
    available for sale ............................    (139,718)      (84,550)            --
  (Increase) decrease in accrued
    interest receivable ...........................     171,762      (182,320)            --
  Change in other assets and liabilities ..........     (82,224)      (61,737)            --
  Amortization of cost of stock benefit plans .....     373,033       124,343             --
                                                        -------       -------        -------
Net cash provided by operating activities .........     545,345       288,266             --
                                                        -------       -------        -------

Investing activities:
  Purchase of capital stock of subsidiary .........          --            --    (19,160,006)
  Loan disbursements ..............................          --            --     (3,174,000)
  Loan repayments .................................     211,600       411,600             --
  Purchase of securities available for sale .......  (2,007,981)  (15,581,411)            --
  Proceeds from maturities of investment
    securities available for sale .................     596,753     1,637,563             --
  Proceeds from sales of investment
    securities available for sale .................  11,288,597     2,643,438             --
                                                     ----------     ---------    -----------
Net cash provided by (for) investing activities ...  10,088,969   (10,888,810)   (22,334,006)
                                                     ----------   -----------    -----------

Financing activities:
  Net proceeds from sale of common stock ..........          --            --     38,320,013
  Accrued conversion costs ........................          --            --        121,000
  Dividends paid on common stock ..................    (965,022)     (209,484)            --
  Purchase of treasury stock ......................  (9,806,424)   (2,311,375)            --
  Purchase of RRP stock ...........................          --    (1,865,187)            --
                                                     ----------    ----------     ----------
Net cash provided by (for) financing activities ... (10,771,446)   (4,386,046)    38,441,013
                                                    -----------    ----------     ----------

Increase (decrease) in cash and cash equivalents ..    (137,132)  (14,986,590)    16,107,007
Cash and cash equivalents at beginning of period ..   1,120,417    16,107,007             --
                                                      ---------    ----------     ----------

Cash and cash equivalents at end of period ........ $   983,285     1,120,417     16,107,007
                                                    ===========     =========     ==========

Statements of Earnings
----------------------
                                                                   PERIOD FROM
                                      YEAR ENDED    YEAR ENDED     SEPTEMBER 29
                                     SEPTEMBER 30  SEPTEMBER 30  TO SEPTEMBER 30
                                         1997          1996            1995
                                     ------------  ------------  ---------------
Equity in earnings of subsidiaries .. $1,522,955    1,287,312           --
Interest and dividend income ........    676,491    1,085,013           --
Gain on sale of investment
  securities, available for sale ....    139,718       84,550           --
Non-interest expense ................   (467,994)    (449,733)          --
Provision for federal and
  state income taxes ................   (125,723)    (227,300)          --
                                        --------     --------      -------
Net income .......................... $1,745,447    1,779,842           --
                                      ==========    =========      =======

23. Subsequent Event
--------------------

At the October 21, 1997 Board of Directors' meeting, the Company declared a quarterly dividend of $.06 per share, totaling $186,553, payable November 14, 1997 to shareholders of record as of October 31, 1997.

Corporate Office
----------------
200 West Higgins Road
Schaumburg, Illinois  60195

Annual Report on Form 10-K
--------------------------
A copy of Damen Financial Corporation's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained without charge upon written request to Janine M. Poronsky, Damen Financial Corporation, 200 West Higgins Road, Schaumburg, Illinois 60195, or by calling (847) 882-5320.

Registrar/Transfer Agent
------------------------
Communications  regarding  change  of  address,   transfer  of  stock  and  lost
certificates should be sent to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

Accountants
-----------
Cobitz, VandenBerg & Fennessy
Suite 301
7800 West 95th Street
Hickory Hills, Illinois  60457

Dividends
---------
The Company paid a six cents per share dividend to holders of record for each quarter since June 1996. The Board of Directors will consider the payment of future cash dividends, dependent on the results of operations and financial condition of the Company, tax considerations, industry standards, economic conditions, regulatory restrictions, general business practices and other factors. The Company's ability to pay dividends may be dependent on the dividend payments it receives from its subsidiary, Damen National Bank, which are subject to regulations and the Bank's continued compliance with all regulatory capital requirements. See Note 17 of the Notes to the Consolidated Financial Statements for information regarding limitations of the ability of Damen National Bank to pay dividends to the Company.

Stock Listing
-------------
Damen Financial Corporation's common stock is traded over the counter and is listed on the Nasdaq National Market System under the symbol "DFIN." At September 30, 1997, there were 3,109,220 shares of Damen Financial Corporation common stock issued and outstanding and there were approximately 240 holders of record. The table below shows the range of the common stock for each quarter since the common stock began trading on October 2, 1995. These prices do not represent actual transactions and do not include retail markups, markdowns or commissions.

                                           PER SHARE
                                      ------------------
QUARTER ENDED                          HIGH        LOW     DIVIDENDS
-------------                          ----        ---     ---------
December 31, 1995(1) ..............   $12.25      $11.25        --
March 31, 1996 ....................   $11.75      $10.75        --
June 30, 1996 .....................   $12.25      $11.25      $.06
September 30, 1996 ................   $12.13      $11.00      $.06
December 31, 1996 .................   $12.94      $11.75      $.06
March 31, 1997 ....................   $15.00      $12.63      $.06
June 30, 1997 .....................   $14.75      $13.88      $.06
September 30, 1997 ................   $15.75      $13.88      $.06

(1)  Reflects the period from October 2 through December 31, 1995.

The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc. High, low and closing prices and daily trading volume are reported in most major newspapers.

Market Makers
Chicago Capital, Inc.
The Chicago Corporation
Dean Witter Reynolds
Ernst & Company
Everen Securities, Inc.
Friedman Billings Ramsey & Co.
Herzog, Heine, Geduld, Inc.