Form 10-K405, Exhibit 13
period 1998-09-30
DAMEN FINANCIAL CORP
filed 1998-12-30
CIK 947223

                                                                      EXHIBIT 13


OUR COMMITMENT

         Commitment to community, customers, employees and shareholders. This is what drives the success of Damen Financial Corporation.

         Our commitment to the community and our customers can be found in the many bungalows, six-flats, small businesses and families that surround our three offices. Although the neighborhoods we serve continue to evolve, our commitment to provide our neighbors with quality financial services has remained steadfast. We are proud that this commitment fuels both our success and that of the people we serve.

         Our commitment to employees has created a partnership without which we could not achieve our goals. We continue to work together to find new ways to meet customer needs and operate more efficiently.

         Our commitment to our shareholders underlies all that we do. We are constantly looking for new opportunities to enhance the value of each shareholder's investment. While we have been profitable in almost every year of operation since 1916, we continue to seek new ways to improve our performance. We will not waiver from our commitments.


MARY BETH PORONSKY STULL
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

         Mary Beth Poronsky Stull has served the Bank since 1965 in a variety of capacities culminating in her current leadership role in the Bank and the Company. Under her guidance, the Bank has continued to be profitable even as it has undergone many changes, including the conversion from a mutual institution to a publicly-held corporation, and from a thrift to a national bank. Her extensive experience and clear vision has enabled the Bank and the Company to make these transitions successfully and be well-positioned for the future.

FINANCIAL HIGHLIGHTS


                                                             YEARS ENDED SEPTEMBER 30
                                                  -------------------------------------------
                                                     1998             1997            1996
                                                  ---------       -----------       ---------
                                                 (dollars in thousands, except per share data)

Total Assets                                      $ 228,033        $ 231,109         $ 234,555
Total Loans                                         109,418           97,244            91,146
Mortgage-Backed and Other Securities                110,973          126,028           136,328
Deposits                                            115,699          125,746           118,973
Borrowings                                           61,800           56,500            59,600
Net Income                                            1,928            1,745             1,780
Stockholders' Equity                                 45,254           45,939            52,870
Earnings Per Share                                      .65              .53               .49
Dividends Per Share                                     .40              .24               .12
Stockholders' Equity as a Percent of Assets           19.84%           19.88%            22.54%
Return on Assets                                        .83%             .75%              .76%

EARNINGS PER SHARE
                                    [CHART]

BOOK VALUE PER SHARE
                                    [CHART]


CORPORATE PROFILE

         Damen Financial Corporation was incorporated in 1995 and ended fiscal year 1998 with assets of $228 million. Damen Financial is the holding company of Damen National Bank, its principal subsidiary, which serves customers from three offices in the Chicagoland area. Damen Financial Corporation is headquartered in Schaumburg, Illinois. The Company's common stock is traded on the NASDAQ Stock Market under the symbol "DFIN".

TO OUR
SHAREHOLDERS

         We are proud to report that most of the key measures of success were up for Damen Financial at the close of fiscal year 1998. Net income was up; return on assets was up; earnings per share was up; book value per share was up; and the difference between interest income and interest expense was up. In short, profitability, the fuel that drives the engine of success and increases shareholder value, was up!

         We are confident that our transformation from a thrift-based financial institution to that of a commercial bank will continue to provide results that prove we are on the right track.

FINANCIAL HIGHLIGHTS

         Earnings per share for the fiscal year increased $.12 from $.53 to $.65, a 23% increase. Our return on assets (ROA) grew from .75% to .83%, an increase of 11%. The average interest rate spread for the fiscal year increased from 1.84% to 1.93%. This all occurred in a period of declining interest rates which was coupled with a flat yield curve. And book value per share increased from $14.78 to $15.30, partly due to our stock repurchase program.

         These figures represent significant progress, but we still want to do more. The new income-producing products and services that we have put into place have the potential to keep us moving in the right direction.

NET INCOME
                                    [CHART]



ALBERT C. BALDERMANN

         Albert C. Baldermann was welcomed to the Boards of Directors of the Bank and the Company in January, 1998. Prior to joining Damen, Mr. Baldermann served as Chairman, Chief Executive Officer and Director of Southwest Financial Bank & Trust Company and before that as President of Standard Bank of Hickory Hills, Illinois. In both cases, operating income increased substantially during Mr. Baldermann's tenure. His forward-looking and "get-it-done" approach is a great asset to the Boards and the Strategic Planning Committee which he chairs.

WE ARE CONFIDENT THAT OUR TRANSFORMATION FROM A THRIFT-BASED FINANCIAL INSTITUTION TO THAT OF A COMMERCIAL BANK WILL CONTINUE TO PROVIDE RESULTS THAT PROVE WE ARE ON THE RIGHT TRACK.

         Among the products introduced during the last fiscal year was a more diversified line of checking accounts, for individuals as well as businesses. Customers responded enthusiastically, and we increased the number of existing accounts substantially. We will continue to emphasize these accounts along with our home equity, business, commercial and multi-family lending programs. The lower interest paid on checking accounts, which helps reduce our cost of funds, coupled with the higher return on our broadened lending programs, should help increase our net interest income.

         In an effort to respond to changing consumer needs and financial investment strategies, we introduced INVEST(R) Financial Services. Through this full-service brokerage service, Damen National Bank can now provide customers with a convenient outlet to acquire personal financial plans as well as stocks, bonds, annuities and mutual funds. The introduction of this new service is consistent with our strategy of looking for non-interest sources of income to offset the squeeze on net interest margins.

EXPANDING OUR LOAN PORTFOLIO

         Lower interest rates spurred the purchase of homes, the refinancing of existing mortgages and the expansion of many local businesses

CHARLES J. CAPUTO

         As the founder and former owner of Caputo Southwest Cement, Charles J. Caputo has guided the Bank and Company with his proven business acumen since becoming a Director of the Bank in 1976 and of the Company in 1995. Mr. Caputo's business expertise and knowledge of all aspects of the Bank's operations are valuable assets in his role as Chairman of the Audit Committee and Secretary of DASCH, Inc., a subsidiary of the Bank.

during the year. As a result, our loan portfolio, including home equity and commercial loans, increased from $97.2 million to $109.4 million, or 12.6%. Asset quality has always been one of Damen National Bank's financial strengths. As of September 30, 1998, non-performing loans equalled only 0.27% of total assets. This important ratio remained well below the national average for financial institutions our size.

         We look forward to continued growth in our loan portfolio in the coming year. We are proud that part of this growth will come from the valuable markets that exist in our own backyard. Many in our neighborhoods have low to moderate income levels. This hard-working population, from diverse ethnic backgrounds, has been largely overlooked by many of our competitors. We will continue to seek ways to further tap this market. It is important to focus on the markets we know best, our local communities and our valued customers.

         As we make the transition from a thrift to a national bank and enhance our profitability, we have shifted our emphasis from longer-term, owner-occupied, 1-4 family home loans to shorter-term, higher yielding business and commercial loans. Our efforts to

LOAN PORTFOLIO
                                    [CHART]


CAROL A. DIVER

         Backed by a career that includes her current position as Secretary of the Chicago Park District, long-term membership in the Democratic State Central Committee and membership in many community groups, Carol Diver has become an invaluable member of the Bank's Board since 1983 and the Company's Board since 1995. She also managed a legal firm that specialized in real estate and savings and loan law. Her long-term administrative experience coupled with her knowledge of Chicago and the many markets served by the Bank gives her insight as a member of our Strategic Planning and Audit Committees.

OUR ABILITY TO SERVE LOCAL BUSINESS AND COMMERCIAL REAL ESTATE INVESTORS HAS BEEN ENHANCED BY OUR KNOWLEDGE OF LOCAL MARKETS AND NEEDS.


restructure our loan portfolio have begun to bear fruit. Our ability to serve local business and commercial real estate investors has been enhanced by our knowledge of local markets and needs. More small businesses are turning to us for the money and services they need.

CAPITAL MANAGEMENT AND INVESTMENT VALUE

         Our capital totaled $45.3 million and remained well above federal requirements. A sound capital management plan will continue to be a necessary component of future growth. As a part of that plan, we were actively engaged in a stock repurchase program at the end of our fiscal year. Stock repurchase programs tend to enhance the value of shares, and when appropriate, future repurchase programs will be considered. This, along with our present dividend policy, will have the effect of gradually reducing our excess capital while still maintaining a strong capital position.

         In an effort to further improve shareholder value, during fiscal 1998, we repurchased 166,000 shares of common stock on the open market at an average cost of $16.84, or a total of $2.8 million. Further, our quarterly dividends were increased during fiscal 1998 from $.06 per share to $.12 per share, a 100% increase. There was a total dividend payout of $.40 per share during the

JANINE M. PORONSKY

         Janine M. Poronsky brings to the Bank and the Company a breadth of experience and knowledge. Prior to joining the Bank in 1991, Ms. Poronsky was an attorney with the IRS, Chief Counsel's Chicago District office. Ms. Poronsky's background has proven to be invaluable in her current position as Vice President in charge of compliance, human resources and operations. Ms. Poronsky was elected to the Company and the Bank Board in 1995. She also serves as Corporate Secretary and is a member of the Strategic Planning Committee.

fiscal year, or 62% of earnings per diluted share - well above the average dividend payout ratio of 34% for our peers nationwide.

STOCK MARKET EFFECT

         The stock market, after reaching record highs, turned around during the last quarter of our fiscal year. The downturn affected most financial institution stocks adversely, and we were no exception. Our stock price closed at $14.50 on September 30, 1998, a drop of 7.9% from $15.75 for the previous fiscal year close. While the decrease is disappointing, it is comparable to the 7.5% average decrease experienced by publicly-traded banks and thrifts of our size in the Midwest.

THE COMING YEAR

         Although we have little control over the stock market, we look forward to the coming year with confidence. Damen Financial Corporation has positioned itself to meet the challenges presented by an anticipated low interest rate environment. Capital management will continue to be at the forefront of our strategic planning. We will remain a strong community bank that consistently seeks new ways to better serve the customers who support us. We also feel that the new products and services we have available will be a significant factor in our future growth.

NICHOLAS J. RAINO

         In April, 1997, Nicholas J. Raino was appointed to the Boards of Directors of the Bank and the Company. Mr. Raino is the former owner, President and Chief Executive Officer of Dale, Smith and Associates, a firm that specializes in financial marketing and communications. Mr. Raino previously served on the Board of Directors and Executive Committee of American Savings where he was a major stockholder. He also served on the Board of Directors of Riverside Savings and Cragin Federal Bank for Savings. His insights from more than 25 years of financial institution experience have been particularly valuable to the Strategic Planning Committee of which he is a member.

                                RETURN ON ASSETS

                                    [CHART]

         Once again, it has been a rewarding year for Damen Financial and Damen National Bank. We will not rest on our laurels as we seek opportunities to enhance the value of our shareholders' investment. Prudent management, a strong strategic focus and our continuing emphasis on quality in every area of operation will help fulfill our commitment to you, our shareholders, and your investment. Our forward-thinking directors, our management team and our hard-working staff dedicate themselves to getting the job done in the coming year. We thank you for your continuing confidence and support.


Sincerely,


Mary Beth Poronsky Stull
Chairman, President and Chief Executive Officer


WE WILL NOT REST ON OUR LAURELS AS WE SEEK OPPORTUNITIES TO ENHANCE THE VALUE OF OUR SHAREHOLDERS' INVESTMENT.

PRUDENT MANAGEMENT, A STRONG STRATEGIC FOCUS AND OUR CONTINUING EMPHASIS ON QUALITY IN EVERY AREA OF OPERATION WILL HELP FULFILL OUR COMMITMENT TO OUR SHAREHOLDERS.









EDWARD R. TYBOR

         Edward R. Tybor has served as Chairman of the Bank's Board of Directors since 1967 and as a Director of the Company since 1995. Mr. Tybor is the owner of Kubina-Tybor Funeral Directors located in the same area as one of the Bank's key markets. His extensive knowledge of this market, and the operation of the Bank overall, has been instrumental in the Bank's consistent profitability during his tenure. Mr. Tybor also serves as Chairman of the Compensation Committee and as a member of the Audit and ALCO Committees.

DAMEN FINANCIAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL CONDITION

                                                                                                SEPTEMBER 30
--------------------------------------------------------------------------------------------------------------------
                                                                                          1998                1997
ASSETS
Cash and amounts due from depository institutions                                  $     541,682              500,455
Interest-bearing deposits                                                              1,245,446            1,590,529
                                                                                   -------------          -----------
   Total cash and cash equivalents                                                     1,787,128            2,090,984
Investment securities held to maturity
   (fair value: 1998 - $1,728,900; 1997 - $1,845,400)                                  1,728,931            1,845,383
Investment securities, available for sale, at fair
value                                                                                 40,377,371           35,874,298
Mortgage-backed securities held to maturity
   (fair value: 1998 - $16,478,500; 1997 - $27,548,700)                               16,434,332           27,869,570
Mortgage-backed securities, available for sale, at fair
value                                                                                 48,617,275           56,740,190
Loans receivable
   (net of allowance for loan losses: 1998 - $449,000; 1997 - $332,000)              109,417,586           97,244,031
Foreclosed real estate
                                                                                               -               79,000
Stock in Federal Home Loan Bank and Federal Reserve Bank of Chicago                    3,815,150            3,698,500
Accrued interest receivable                                                            1,755,466            1,551,284
Office properties and equipment - net                                                  3,530,443            3,473,326
Prepaid expenses and other assets                                                        569,040              642,654
                                                                                   -------------          -----------
   Total assets                                                                    $ 228,032,722          231,109,220
                                                                                   =============          ===========


LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Deposits                                                                           $ 115,698,518          125,746,001
Borrowed money                                                                        61,800,000           56,500,000
Advance payments by borrowers for taxes and
insurance                                                                              2,598,991              722,141
Other liabilities                                                                      2,681,029            2,202,115
                                                                                   -------------          -----------
   Total liabilities                                                                 182,778,538          185,170,257
                                                                                   =============          ===========

STOCKHOLDERS' EQUITY
Preferred stock, $.01 par value; authorized 100,000 shares; none
outstanding                                                                                    -                    -
Common stock, $.01 par value; authorized
   4,500,000 shares; 3,981,434 shares issued and 2,957,154 shares outstanding at
   September 30, 1998 and 3,967,500 shares issued and 3,109,220 shares
   outstanding at September 30, 1997                                                      39,814               39,675
Additional paid-in capital                                                            38,837,468           38,452,948
Retained earnings, substantially restricted                                           22,882,928           22,100,190
Unrealized gain on securities available for sale,
   net of income taxes                                                                 1,740,980            1,382,560
Treasury stock, at cost (1,024,280 and 858,280 shares
   at September 30, 1998 and 1997)                                                   (14,913,027)         (12,117,799)
Common stock acquired by Employee Stock Ownership Plan                                (2,339,200)          (2,550,800)
Common stock awarded by Recognition and Retention Plan                                  (994,779)          (1,367,811)
                                                                                   -------------          -----------
Total stockholders' equity                                                            45,254,184           45,938,963
                                                                                   -------------          -----------
   Total liabilities and stockholders' equity                                      $ 228,032,722          231,109,220
                                                                                   =============          ===========

DAMEN FINANCIAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS




                                                                                YEARS ENDED SEPTEMBER 30
-----------------------------------------------------------------------------------------------------------------
                                                                      1998             1997               1996
Interest income:
   Loans                                                         $ 8,387,749         7,641,587          7,372,382
   Mortgage-backed securities                                      5,246,711         6,061,307          6,081,879
   Tax-exempt securities                                           1,303,499         1,404,976          1,482,104
   Interest and dividends on other investments                     1,401,629         1,153,274          1,541,742
   Dividends on FHLB and FRB stock                                   244,165           232,721            182,342
                                                                 -----------         ---------          ---------
     Total interest income                                        16,583,753        16,493,865         16,660,449
                                                                 -----------         ---------          ---------

Interest expense:
   Deposits                                                        6,333,665         6,176,720          6,426,006
   Borrowings                                                      3,679,593         3,646,005          3,245,920
                                                                 -----------         ---------          ---------
     Total interest expense                                       10,013,258         9,822,725          9,671,926
                                                                 -----------         ---------          ---------

         Net interest income before provision for
       loan losses                                                 6,570,495         6,671,140          6,988,523
Provision for loan losses                                            146,876            36,618             70,000
                                                                 -----------         ---------          ---------
     Net interest income after provision for loan losses           6,423,619         6,634,522          6,918,523
                                                                 -----------         ---------          ---------

Non-interest income:
   Loan fees and service charges                                     164,950            42,491            108,797
   Gain (loss) on sale of:
     Mortgage-backed securities, available for sale                   18,557           (17,365)             4,064
     Investment securities, available for sale                       552,007           157,083             79,509
   Rental income                                                      97,926            20,634              9,149
   Other income                                                       92,422            64,232             65,022
                                                                 -----------         ---------          ---------
     Total non-interest income                                       925,862           267,075            266,541
                                                                 -----------         ---------          ---------

Non-interest expense:
   Compensation, employee benefits,
     and related expenses                                          2,763,474         2,655,881          2,190,681
   Advertising and promotion                                         330,494           462,815            457,918
   Occupancy and equipment expense                                   704,449           772,045            661,776
   Data processing                                                   246,975           122,488            100,862
   Insurance expense                                                  80,733            72,727             73,058
   Federal deposit insurance premiums                                 77,682           114,674            295,265
   SAIF special assessment                                                 -                 -            860,000
   Legal, audit, and examination services                            440,558           272,702            264,659
   Other operating expenses                                          350,181           343,019            338,543
                                                                 -----------         ---------          ---------
     Total non-interest expense                                    4,994,546         4,816,351          5,242,762
                                                                 -----------         ---------          ---------

Net income before income taxes                                     2,354,935         2,085,246          1,942,302
Provision for federal and state income taxes                         427,200           339,799            162,460
                                                                 -----------         ---------          ---------

     Net income                                                  $ 1,927,735         1,745,447          1,779,842
                                                                 ===========         =========          =========

Earnings per share - basic                                       $       .67               .54                .49
                                                                 ===========         =========          =========

Earnings per share - diluted                                             .65               .53                .49
                                                                 ===========         =========          =========

Dividends declared per common share                              $       .40               .24                .12
                                                                 ===========         =========          =========

DAMEN FINANCIAL CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL SCHEDULES
(dollars in thousands)

STOCKHOLDERS' EQUITY                                                   YEARS ENDED SEPTEMBER 30
-------------------------------------------------------------------------------------------------------
                                                            1998                 1997              1996
Balance at beginning of year                              $ 45,939              52,870            55,710
   Net income                                                1,928               1,745             1,780
   Cash dividends                                           (1,145)               (776)             (426)
   Issuance of common shares                                   162                   -                 -
   Change in unrealized gains (loss) on securities
     available-for-sale, net of tax                            358               1,215              (619)
   RRP & ESOP adjustments                                      807                 692            (1,264)
   Common shares repurchased                                (2,795)             (9,806)           (2,311)
                                                          --------              ------            ------
Balance at end of year                                    $ 45,254              45,939            52,870




ALLOWANCE FOR LOAN LOSSES                                               YEARS ENDED SEPTEMBER 30
--------------------------------------------------------------------------------------------------------
                                                              1998                1997              1996
Balance at beginning of year                              $    332                 345               275
   Provision for loan losses                                   147                  37                70
   Loan charge-offs                                            (30)                (50)                -
   Loan recoveries                                               -                   -                 -
                                                          --------              ------            ------
Balance at end of year                                    $    449                 332               345
Net charge-offs (recoveries) to average loans                  .03%                .05                 -
Allowance for loan losses to loans                             .40%                .33               .37




NONPERFORMING ASSETS                                                    YEARS ENDED SEPTEMBER 30
------------------------------------------------------------------------------------------------------
                                                             1998                1997              1996
Loans past due ninety days or more
   and nonaccruing                                        $    562                 197               351
Real estate owned                                                -                  79                 -
                                                          --------              ------            ------
   Total nonperforming assets                             $    562                 276               351
   Nonperforming loans to total loans                          .51%                .20               .38
   Nonperforming assets to total assets                        .27%                .12               .15

INDEPENDENT
AUDITORS' REPORT

To the Board of Directors and Stockholders of Damen Financial Corporation

         We have audited, in accordance with generally accepted auditing standards, the consolidated statements of financial condition of Damen Financial Corporation (the "Company") and subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of earnings, changes in stockholders' equity (not presented herein) and cash flows (not presented herein) for each of the three years in the period ending September 30, 1998, appearing as Item 8 to Form 10-K of the Company (not presented herein). In our report dated November 6, 1998, also appearing in that Form 10-K, we expressed an unqualified opinion on those consolidated financial statements.

         In our opinion, the information set forth in the accompanying condensed consolidated statements of financial condition as of September 30, 1998 and 1997 and the related condensed consolidated statements of earnings for each of the three years in the period ending September 30, 1998, is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.


November 6, 1998
Palos Hills, Illinois

SHAREHOLDER
INFORMATION

CORPORATE OFFICE

200 West Higgins Road
Schaumburg, Illinois  60195

ANNUAL REPORT ON FORM 10-K

         A copy of Damen Financial Corporation's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may be obtained without charge upon written request to Janine M. Poronsky, Damen Financial Corporation, 200 West Higgins Road, Schaumburg, Illinois 60195. The Annual Report on Form 10-K is also available on the Internet at various sites (e.g. freeedgar.com, sec.gov, nasdaq.com and others).

REGISTRAR/TRANSFER AGENT

Communications regarding change of address, transfer of stock and lost certificates should be sent to:

         Registrar and Transfer Company
         10 Commerce Drive
         Cranford, New Jersey  07016

ACCOUNTANTS

Cobitz, VandenBerg & Fennessy
9944 South Roberts Road
Suite 202
Palos Hills, Illinois  60465

GENERAL COUNSEL

Wheeler, Wheeler & Wheeler
Suite 300
6301 South Cass Avenue
Westmont, Illinois  60559

SPECIAL COUNSEL

Hinshaw & Culbertson
222 North LaSalle Street
Suite 300
Chicago, Illinois  60601

DIVIDENDS

         During the year ended September 30, 1998 the Company paid a total dividend of $.40 per share. The dividend for the quarter ended September 30, 1998 was $.12 per share and was paid on November 16, 1998 to shareholders of record on November 2, 1998.

STOCK LISTING

         Damen Financial Corporation's common stock is traded over the counter and is listed on the NASDAQ National Market System under the symbol "DFIN." At September 30, 1998 there were 2,957,154 shares of Damen Financial Corporation common stock issued and outstanding and there were approximately 240 holders of record. The table below shows the range of the common stock for each quarter of fiscal years 1997 and 1998. These prices do not represent actual transactions and do not include retail markups, markdowns or commissions.

                                                               PER SHARE
       FOR QUARTER ENDED             HIGH          LOW          DIVIDEND
       December 31, 1996            $12.94        $11.75           $.06
       March 31, 1997               $15.00        $12.63           $.06
       June 30, 1997                $14.75        $13.88           $.06
       September 30, 1997           $15.75        $13.88           $.06
       December 31, 1997            $17.38        $15.63           $.10
       March 31, 1998               $18.38        $16.25           $.12
       June 30, 1998                $19.25        $16.13           $.12
       September 30, 1998           $17.25        $12.13           $.12

         The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc. High, low and closing prices and daily trading volume are reported in most major newspapers.

MAJOR MARKET MAKERS

ABN AMRO
Ernst & Company
Everen Securities, Inc.
Friedman Billings Ramsey & Co.
Herzog, Heine, Geduld, Inc.
Robert W. Baird & Co., Inc.
Sandler O'Neill & Partners
Tucker Anthony, Inc.